AKING THE RIGHT MOVES


WCN

WASTE CONNECTIONS, INC.

2011 ANNUAL REPORT






GREEN



DIFFERENTIATED MARKETS

WESTERN REGION

59 COLLECTION OPERATIONS
24 TRANSFER STATIONS
10 LANDFILLS
26 RECYCLING OPERATIONS
7 INTERMODAL


VANCOUVER
DENVER

CENTRAL REGION

52 COLLECTION OPERATIONS
12 TRANSFER STATIONS
23 LANDFILLS
13 RECYCLING OPERATIONS

DIFFERENTIATED RESULTS

MAP LEGEND

- ◆ COLLECTION
- ■ TRANSFER
- ● DISPOSAL
- ▲ RECYCLING
- INTERMODAL
- ✪ REGIONAL OFFICE
- ★ CORPORATE HEADQUARTERS



KNOXVILLE
THE WOODLANDS









EASTERN REGION

36 COLLECTION OPERATIONS
23 TRANSFER STATIONS
14 LANDFILLS
1 RECYCLING OPERATION

LETTER TO STOCKHOLDERS


YOUR NEW
BEST FRIEND







Making the Right Moves... as important in business as in life. For Waste Connections, making the right moves involves market selection, capital deployment, a guiding set of operating values, personnel development, and corporate headquarters location. It also involves the tireless efforts of our 6,000 employees in making a positive impact on the customers and communities we are privileged to serve. Together, the *right moves* have resulted in superior financial performance and value creation for our stockholders.

Waste Connections is the premier provider of solid waste services in mostly exclusive and secondary markets across the United States. Our differentiated strategy targets markets that have strong demographic growth trends and where competitive barriers exist. Approximately half of our revenue is derived from markets where we have long-term, exclusive arrangements to provide our services.

We prefer to avoid highly competitive, large urban markets, where a punitive price/market share trade-off makes sustainable value creation difficult. Put simply, since solid waste is treated like a commodity in urban America, our market strategy seeks to avoid these areas. We have adhered to this strategy since our founding, and today our operations across 30 states generate the highest operating and free cash flow margins among U.S. publicly-traded solid waste companies.

Our results in 2011 once again demonstrated the benefits of our differentiated strategy within the solid waste industry. Revenue in 2011 grew 14.1% to $1.51 billion, and net income, on an adjusted basis, increased 15.6% to $167.6 million. Free cash flow was $254.5 million, or $2.24 per diluted share, up 23.1%.

We also deployed over $480 million in 2011 for capital expenditures and acquisitions to reinvest in and expand our business. We signed or closed acquisitions with annualized revenue of approximately $200 million, a single year record for us, including new market entries in Alaska and New York's Hudson Valley. We returned more than $150 million of capital to stockholders through the repurchase of common stock and cash dividends, and increased our regular quarterly cash dividend by 20%.

FIVE YEAR FINANCIAL HIGHLIGHTS *(2007-2011;$000s)*


1,500,000
1,250,000
1,000,000
750,000
500,000
250,000
0
REVENUES


350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
OPERATING INCOME
including amortization of intangibles


400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
NET CASH FROM OPERATING ACTIVITIES


3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
TOTAL ASSETS

The strength of our financial profile was affirmed by S&P, who upgraded our credit rating to "BBB", now among the highest within our sector.

Stockholders were again rewarded for these record results as our Total Shareholder Return, or TSR, in 2011 was 21.6%, compared to 2.1% for the S&P 500 Index and -7.6% for our solid waste industry peer group, making 2011 our eighth consecutive year for positive stockholder returns. For the five-year period ending December 31, 2011 (a period commencing before the start of the "Great Recession"), our TSR was 81.5%, easily outpacing the approximately -1.2% TSR for the S&P 500 Index and 11.6% for our solid waste industry peer group over the same period. Our free cash flow per diluted share, the measure that we believe is the best gauge of value creation, increased 143.5% over that same five-year period. The directional similarities in growth of our TSR and free cash flow per diluted share over both one and five-year periods confirm our belief in this correlation.

While our past successes provide a solid foundation for the future, we recognize that there are headwinds that will make 2012, our 15th anniversary, a challenging year. These stem primarily from recent declines in recycling commodity values, soaring fuel prices and dampened volume growth from the loss of lower-priced disposal volumes at one of our largest landfills. *Making the Right Moves* will again be key to our success in this environment. Pricing discipline, tight costs controls, employee development, and potential acquisitions will position us for continuing growth and margin expansion as these headwinds begin to dissipate in late 2012.

Headwinds or not, our operating values–Safety, Integrity, Customer Service, To Be a Great Place to Work, and To Be the Premier Solid Waste Services Company in the U.S. –guide our daily actions and decisions. As Safety is our #1 value, we are pleased to report that we had fewer incidents in 2011 than in 2003 when we were almost one-third of our current size. Please excuse the play on words...but this improvement was no accident. Our employees have the training, coaching, resources and incentives for continuous improvement. A "zero-incident" culture is the least we owe our families and communities.


ACCOUNTABILIT
INTEGRITY
SERVANT LEADERSHIP
A GREAT PLACE TO WORK
CUSTOMER
SERVIC
SAFETY

Making the Right Moves for us in 2012 also includes the relocation of our corporate headquarters to The Woodlands, Texas. Our expanding geographic reach and expected continuing growth required us to make an objective assessment of the most effective location for our corporate headquarters. The Woodlands offers our employees a more centrally located, lower cost, business and tax friendly environment that should ideally position us for our next growth phase. California was a good location for the earlier stages of our Company. But The Woodlands provides better accessibility to our operations across 30 states and improved ability to attract and retain personnel.

Our stockholders should be pleased to know that the vast majority of our corporate employees plan to relocate. We think this speaks volumes for our culture, and we thank them for their commitment to Waste Connections.

Thank you for your continued support as we enter our 15th year.

Ronald J. Mittelstaedt
CHAIRMAN AND
CHIEF EXECUTIVE OFFICER

Steven F. Bouck
PRESIDENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

Commission File No. 1-31507

WASTE CONNECTIONS, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	94-3283464 (I.R.S. Employer Identification No.)
Waterway Plaza Two 10001 Woodloch Forest Drive, Suite 400 The Woodlands, Texas (Address of principal executive offices)	77380 (Zip Code)

(832) 442-2200
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, par value $0.01 per share	New York Stock Exchange
(Title of each class)	(Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

☑ Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☑

As of June 30, 2011, the aggregate market value of voting and non-voting common stock held by non-affiliates of the registrant, based on the closing sales price for the registrant's common stock, as reported on the New York Stock Exchange, was $3,569,021,781.

Number of shares of common stock outstanding as of January 20, 2012: 110,922,595

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for the 2012 Annual Meeting of Stockholders are incorporated by reference into Part III hereof.

WASTE CONNECTIONS, INC.
ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

Our Company

Waste Connections, Inc. is an integrated solid waste services company that provides solid waste collection, transfer, disposal and recycling services in mostly exclusive and secondary markets in the U.S. We provide intermodal services for the rail haul movement of cargo and solid waste containers in the Pacific Northwest through a network of seven intermodal facilities. We also treat and dispose of non-hazardous waste that is generated in the exploration and production of oil and natural gas primarily at a facility in Southwest Louisiana. As of December 31, 2011, we served more than two million residential, commercial and industrial customers from a network of operations in 29 states: Alabama, Arizona, California, Colorado, Idaho, Illinois, Iowa, Kansas, Kentucky, Louisiana, Massachusetts, Michigan, Minnesota, Mississippi, Montana, Nebraska, Nevada, New Mexico, New York, North Carolina, Oklahoma, Oregon, South Carolina, South Dakota, Tennessee, Texas, Utah, Washington and Wyoming. As of December 31, 2011, we owned or operated a network of 140 solid waste collection operations, 58 transfer stations, seven intermodal facilities, 39 recycling operations, 46 active landfills, and one exploration and production waste treatment and disposal facility.

We are a leading provider of solid waste services in most of our markets. We have focused on exclusive and secondary markets because we believe that those areas offer:

- opportunities to enter into exclusive arrangements;
- more competitive barriers to entry;
- less competition from larger solid waste services companies;
- projected economic and population growth rates that will contribute to the growth of our business; and
- a number of independent solid waste services companies suitable for acquisition.

Our senior management team has extensive experience in operating, acquiring and integrating solid waste services businesses, and we intend to continue to focus our efforts on balancing internal and acquisition-based growth. We anticipate that a part of our future growth will come from acquiring additional solid waste collection, transfer and disposal businesses and, therefore, we expect that additional acquisitions could continue to affect period-to-period comparisons of our operating results.

Waste Connections, Inc. is a Delaware corporation organized in 1997.

Our Operating Strategy

Our operating strategy seeks to improve financial returns and deliver superior stockholder value creation within the solid waste industry. We seek to avoid highly competitive, large urban markets and instead target markets where we can provide non-integrated or integrated solid waste services under exclusive arrangements or where we can operate on an integrated basis while attaining high market share. The key components of our operating strategy, which are tailored to the competitive and regulatory factors that affect our markets, are as follows:

Control the Waste Stream. In markets where waste collection services are provided under exclusive arrangements, or where waste disposal is municipally funded or available at multiple municipal sources, we believe that controlling the waste stream by providing collection services is often more important to our profitability and growth than owning or operating landfills. In addition, contracts in some Western U.S. markets in which we operate dictate the disposal facility to be used. The large size of many western states increases the cost of interstate and long haul disposal, heightening the effects of regulations that direct or otherwise restrict waste disposal, which may make it more difficult for a landfill to obtain the disposal volume necessary to operate profitably. In markets with these characteristics, we believe that landfill ownership or vertical integration is not as critical to our success.

Provide Vertically Integrated Services. In markets where we believe that owning landfills is a strategic element to a collection operation because of competitive and regulatory factors, we generally focus on providing integrated services, from collection through disposal of solid waste in landfills that we own or operate.

Manage on a Decentralized Basis. We manage our operations on a decentralized basis. This places decision-making authority close to the customer, enabling us to identify and address customers' needs quickly in a cost-effective manner. We believe that decentralization provides a low-overhead, highly efficient operational structure that allows us to expand into geographically contiguous markets and operate in relatively small communities that larger competitors may not find attractive. We believe that this

structure gives us a strategic competitive advantage, given the relatively rural nature of many of the markets in which we operate, and makes us an attractive buyer to many potential acquisition candidates.

As of December 31, 2011, we delivered our services from approximately 180 operating locations grouped into three regions: our Western Region is comprised of operating locations in California, Idaho, Montana, Nevada, Oregon, Washington and western Wyoming; our Central Region is comprised of operating locations in Arizona, Colorado, Kansas, Louisiana, Minnesota, Nebraska, New Mexico, Oklahoma, South Dakota, Texas, Utah and eastern Wyoming; and our Eastern Region is comprised of operating locations in Alabama, Illinois, Iowa, Kentucky, Massachusetts, Michigan, Mississippi, New York, North Carolina, South Carolina and Tennessee. We manage and evaluate our business on the basis of the regions' geographic characteristics, interstate waste flow, revenue base, employee base, regulatory structure and acquisition opportunities. Each region has a regional vice president and a regional controller, reporting directly to our corporate management. These regional officers are responsible for operations and accounting in their regions and supervise their regional staff. See Note 15 to the consolidated financial statements for further information on our segment reporting of our operations.

Each operating location has a district or site manager who has a high degree of decision-making authority for his or her operations and is responsible for maintaining service quality, promoting safety, implementing marketing programs and overseeing day-to-day operations, including contract administration. Local managers also help identify acquisition candidates and are responsible for integrating acquired businesses into our operations and obtaining the permits and other governmental approvals required for us to operate.

Implement Operating Standards. We develop company-wide operating standards, which are tailored for each of our markets based on industry norms and local conditions. We implement cost controls and employee training and safety procedures and establish a sales and marketing plan for each market. By internalizing the waste stream of acquired operations, we can further increase operating efficiencies and improve capital utilization. We use a wide-area information system network, implement financial controls and consolidate certain accounting, personnel and customer service functions. While regional and district management operate with a high degree of autonomy, our executive officers monitor regional and district operations and require adherence to our accounting, purchasing, marketing and internal control policies, particularly with respect to financial matters. Our executive officers regularly review the performance of regional officers, district managers and operations. We believe we can improve the profitability of existing and newly acquired operations by establishing operating standards, closely monitoring performance and streamlining certain administrative functions.

Our Growth Strategy

We tailor the components of our growth strategy to the markets in which we operate and into which we hope to expand.

Obtain Additional Exclusive Arrangements. Our operations include market areas where we have exclusive arrangements, including franchise agreements, municipal contracts and governmental certificates, under which we are the exclusive service provider for a specified market. These exclusive rights and contractual arrangements create a barrier to entry that is usually obtained through the acquisition of a company with such exclusive rights or contractual arrangements or by winning a competitive bid.

We devote significant resources to securing additional franchise agreements and municipal contracts through competitive bidding and by acquiring other companies. In bidding for franchises and municipal contracts and evaluating acquisition candidates holding governmental certificates, our management team draws on its experience in the waste industry and knowledge of local service areas in existing and target markets. Our district management and sales and marketing personnel maintain relationships with local governmental officials within their service areas, maintain, renew and renegotiate existing franchise agreements and municipal contracts, and secure additional agreements and contracts while targeting acceptable financial returns. Our sales and marketing personnel also expand our presence into areas adjacent to or contiguous with our existing markets, and market additional services to existing customers. We believe our ability to offer comprehensive rail haul disposal services in the Pacific Northwest improves our competitive position in bidding for such contracts in that region.

Generate Internal Growth. To generate internal revenue growth, our district management and sales and marketing personnel focus on increasing market penetration in our current and adjacent markets, soliciting new residential, commercial and industrial customers in markets where such customers have the option to choose a particular waste collection service and marketing upgraded or additional services (such as compaction or automated collection) to existing customers. We also focus on raising prices and instituting surcharges, when appropriate, to offset cost increases. Where possible, we intend to leverage our franchise-based platforms to expand our customer base beyond our exclusive market territories. As customers are added in existing markets, our revenue per routed truck increases, which generally increases our collection efficiencies and profitability. In markets in which we have exclusive contracts, franchises and certificates, we expect internal volume growth generally to track population and business growth.

Expand Through Acquisitions. We intend to expand the scope of our operations by continuing to acquire solid waste companies in new markets and in existing or adjacent markets that are combined with or "tucked in" to our existing operations. We focus our acquisition efforts on markets that we believe provide significant growth opportunities for a well-capitalized market entrant and where we can create economic and operational barriers to entry by new competitors. This focus typically highlights markets in which we can either: (1) provide waste collection services under exclusive arrangements such as franchise agreements, municipal contracts and governmental certificates; or (2) gain a leading market position and provide vertically integrated collection and disposal services. We believe that our experienced management, decentralized operating strategy, financial strength, size and public company status make us an attractive buyer to certain solid waste collection and disposal acquisition candidates. We have developed an acquisition discipline based on a set of financial, market and management criteria to evaluate opportunities. Once an acquisition is closed, we seek to integrate it while minimizing disruption to our ongoing operations and those of the acquired business.

In new markets, we often use an initial acquisition as an operating base and seek to strengthen the acquired operation's presence in that market by providing additional services, adding new customers and making "tuck-in" acquisitions of other solid waste companies in that market or adjacent markets. We believe that many suitable "tuck-in" acquisition opportunities exist within our current and targeted market areas that may provide us with opportunities to increase our market share and route density.

The U.S. solid waste services industry experienced significant consolidation during the 1990s. The consolidation trend has continued, most notably with the merger between Republic Services, Inc. and Allied Waste Industries, Inc. in 2008 and the merger between IESI-BFC Ltd. and Waste Services, Inc. in 2010. In addition, Veolia Environnement S.A. recently announced its intention to divest its U.S. solid waste business. The solid waste services industry remains regional in nature with acquisition opportunities available in selected markets. Some of the remaining independent landfill and collection operators lack the capital resources, management skills and/or technical expertise necessary to comply with stringent environmental and other governmental regulations and compete with larger, more efficient, integrated operators. In addition, many of the remaining independent operators may wish to sell their businesses to achieve liquidity in their personal finances or as part of their estate planning. Due to the prevalence of exclusive arrangements, we believe the Western markets contain the largest and most attractive number of acquisition opportunities.

During the year ended December 31, 2011, we completed 13 acquisitions, none of which individually accounted for greater than 10% of our total assets. The total fair value of consideration transferred for the 13 acquisitions completed during the year ended December 31, 2011 was $375.7 million. During the year ended December 31, 2010, we completed 19 acquisitions, none of which individually or in the aggregate accounted for greater than 10% of our total assets. During 2009, we completed the acquisition of 100% interests in certain operations from Republic Services, Inc. and some of its subsidiaries and affiliates ("Republic") for an aggregate purchase price of $377.1 million. The operations were divested as a result of Republic's merger with Allied Waste Industries, Inc. During the year ended December 31, 2009, we completed six other acquisitions, none of which individually or in the aggregate accounted for greater than 10% of our total assets.

SOLID WASTE SERVICES

Residential, Commercial and Industrial Collection Services

We serve more than two million residential, commercial and industrial customers from operations in 29 states. Our services are generally provided under one of the following arrangements: (1) governmental certificates; (2) exclusive franchise agreements; (3) exclusive municipal contracts; (4) residential subscriptions; (5) residential contracts; or (6) commercial and industrial service agreements.

Governmental certificates, exclusive franchise agreements and exclusive municipal contracts grant us rights to provide services within specified areas at established rates. Governmental certificates, or G Certificates, are unique to the State of Washington. The Washington Utilities and Transportation Commission, or the WUTC, awards G Certificates to solid waste collection service providers in unincorporated areas and electing municipalities. These certificates typically grant the holder the exclusive and perpetual right to provide specific residential, commercial and/or industrial waste services in a defined territory at specified rates subject to divestiture and/or cancellation by the WUTC on specified, limited grounds. Franchise agreements typically provide an exclusive period of seven years or longer for a specified territory. These arrangements specify a broad range of services to be provided, establish rates for the services and often give the service provider a right of first refusal to extend the term of the agreement. Municipal contracts typically provide a shorter service period and a more limited scope of services than franchise agreements and generally require competitive bidding at the end of the contract term. We do not expect that the loss of any current contracts in negotiation for renewal or contracts likely to terminate in 2012 will have a material adverse effect on our revenues or cash flows. No single contract or customer accounted for more than 10% of our total revenues at the consolidated or reportable segment level for the years ended December 31, 2011, 2010 or 2009.

We provide residential solid waste services, other than those we perform under exclusive arrangements, under contracts with homeowners' associations, apartment owners, mobile home park operators or on a subscription basis with individual households. We set base residential fees on a contract basis primarily based on route density, the frequency and level of service, the distance to the disposal or processing facility, weight and type of waste collected, type of equipment and containers furnished, the cost of disposal or processing and prices charged by competitors in that market for similar services. Collection fees are paid either by the municipalities from tax revenues or directly by the residents receiving the services. We provide 20- to 96-gallon carts to residential customers.

We provide commercial and industrial services, other than those we perform under exclusive arrangements, under customer service agreements generally ranging from one to five years in duration. We determine fees under these agreements by such factors as collection frequency, level of service, route density, the type, volume and weight of the waste collected, type of equipment and containers furnished, the distance to the disposal or processing facility, the cost of disposal or processing and prices charged by competitors in our collection markets for similar services. Collection of larger volumes of commercial and industrial waste streams generally helps improve our operating efficiencies, and consolidation of these volumes allows us to negotiate more favorable disposal prices. We provide one- to ten-cubic yard containers to commercial customers and ten- to 50-cubic yard containers to industrial customers. For an additional fee, we install stationary compactors that compact waste prior to collection on the premises of large volume customers.

Landfill Disposal Services

We generally own solid waste landfills to achieve vertical integration in markets where the economic and regulatory environments make landfill ownership attractive. We also own landfills in certain markets where we do not provide collection services because we believe that the waste volume generated in these markets makes landfill ownership attractive. Where our operations are vertically integrated, we eliminate third-party disposal costs and generally realize higher margins and stronger operating cash flows. The fees charged at disposal facilities, which are known as tipping fees, are based on market factors and take into account the type and weight or volume of solid waste deposited and the type and size of the vehicles used to transport waste. Solid waste landfills over time generate a greenhouse gas, methane, which can be converted into a valuable source of clean energy. We deploy gas recovery systems to collect methane, which can then be used to generate electricity for local households, fuel local industrial power plants, power alternative fueled vehicles, or qualify for carbon emission credits.

Our landfill facilities consisted of the following at December 31, 2011:

Owned and operated landfills	35
Operated landfills under life-of-site agreements	5
Operated landfills under limited-term operating agreements	6
	46

We own landfills in California, Colorado, Illinois, Kansas, Kentucky, Louisiana, Michigan, Minnesota, Mississippi, Nebraska, New Mexico, North Carolina, Oklahoma, Oregon, South Carolina, Tennessee, Texas and Washington. In addition, we operate, but do not own, landfills in California, Mississippi, Nebraska, New Mexico and New York. With the exception of three landfills, two of which are located in Mississippi and one in Colorado, which only accept construction and demolition and other non-putrescible waste, all landfills that we own or operate are municipal solid waste landfills.

Under landfill operating agreements, the owner of the property, generally a municipality, usually owns the permit and we operate the landfill for a contracted term, which may be the life of the landfill. Where the contracted term is not the life of the landfill, the property owner is generally responsible for final capping, closure and post-closure obligations. We are responsible for all final capping, closure and post-closure obligations at four of our five operated landfills for which we have life-of-site agreements. Five of our six operating contracts for which the contracted term is less than the life of the landfill have expiration dates from 2012 to 2018, and we intend to seek renewal of these contracts prior to, or upon, their expiration. The remaining operating contract for which the contracted term is less than the life of the landfill is operated on a month-to-month basis.

Based on remaining permitted capacity as of December 31, 2011, and projected annual disposal volumes, the average remaining landfill life for our owned and operated landfills and landfills operated, but not owned, under life-of-site agreements, is estimated to be approximately 38 years. Many of our existing landfills have the potential for expanded disposal capacity beyond the amount currently permitted. We regularly consider whether it is advisable, in light of changing market conditions and/or regulatory requirements, to seek to expand or change the permitted waste streams or to seek other permit modifications. We also monitor the available permitted in-place disposal capacity of our landfills on an ongoing basis and evaluate whether to seek capacity expansion. In making this evaluation, we consider various factors, including the following:

- whether the land where the expansion is being sought is contiguous to the current disposal site, and we either own the expansion property or have rights to it under an option, purchase, operating or other similar agreement;
- whether total development costs, final capping costs, and closure/post-closure costs have been determined;
- whether internal personnel have performed a financial analysis of the proposed expansion site and have determined that it has a positive financial and operational impact;
- whether internal personnel or external consultants are actively working to obtain the necessary approvals to obtain the landfill expansion permit; and
- whether we consider it probable that we will achieve the expansion (for a pursued expansion to be considered probable, there must be no significant known technical, legal, community, business or political restrictions or similar issues existing that we believe are more likely than not to impair the success of the expansion).

We are currently seeking to expand permitted capacity at nine of our landfills for which we consider expansions to be probable. Although we cannot be certain that all future expansions will be permitted as designed, the average remaining landfill life for our owned and operated landfills and landfills operated, but not owned, under life-of-site agreements is estimated to be approximately 48 years when considering remaining permitted capacity, probable expansion capacity and projected annual disposal volume.

The following table reflects estimated landfill capacity and airspace changes, as measured in tons, for owned and operated landfills and landfills operated, but not owned, under life-of-site agreements (in thousands):

	2011			2010		
	Permitted	Probable Expansion	Total	Permitted	Probable Expansion	Total
Balance, beginning of year	531,905	133,324	665,229	526,088	119,227	645,315
Acquired landfills	1,846	4,000	5,846	21,710	-	21,710
Permits granted	12,047	(12,047)	-	5,426	(5,426)	-
Airspace consumed	(14,387)	-	(14,387)	(13,255)	-	(13,255)
Pursued expansions	-	16,537	16,537	-	-	-
Changes in engineering estimates	1,239	-	1,239	(8,064)	19,523	11,459
Balance, end of year	532,650	141,814	674,464	531,905	133,324	665,229

The estimated remaining operating lives for the landfills we own and landfills we operate under life-of-site agreements, based on remaining permitted and probable expansion capacity and projected annual disposal volume, in years, as of December 31, 2011, and December 31, 2010, are shown in the tables below. The estimated remaining operating lives include assumptions that the operating permits are renewed.

	2011						
	0 to 5	6 to 10	11 to 20	21 to 40	41 to 50	51+	Total
Owned and operated landfills	1	2	4	8	4	16	35
Operated landfills under life-of-site agreements	-	-	2	2	-	1	5
	1	2	6	10	4	17	40

	2010						
	0 to 5	6 to 10	11 to 20	21 to 40	41 to 50	51+	Total
Owned and operated landfills	2	1	4	7	3	18	35
Operated landfills under life-of-site agreements	-	-	-	3	-	1	4
	2	1	4	10	3	19	39

The disposal tonnage that we received in 2011 and 2010 at all of our landfills is shown in the tables below (tons in thousands):

	Three months ended								Twelve months ended December 31, 2011
	March 31, 2011		June 30, 2011		September 30, 2011		December 31, 2011		
	Number of Sites	Total Tons	Number of Sites	Total Tons	Number of Sites	Total Tons	Number of Sites	Total Tons	
Owned landfills and landfills operated under life-of-site agreements	39	3,059	39	3,592	40	4,134	40	3,602	14,387
Operated landfills	5	120	5	136	5	150	6	140	546
	44	3,179	44	3,728	45	4,284	46	3,742	14,933

	Three months ended								Twelve months ended December 31, 2010
	March 31, 2010		June 30, 2010		September 30, 2010		December 31, 2010		
	Number of Sites	Total Tons	Number of Sites	Total Tons	Number of Sites	Total Tons	Number of Sites	Total Tons	
Owned landfills and landfills operated under life-of-site agreements	38	2,853	38	3,324	39	3,775	39	3,303	13,255
Operated landfills	5	122	5	137	5	136	5	128	523
	43	2,975	43	3,461	44	3,911	44	3,431	13,778

In 2010, we renewed an operating agreement at one of our landfills which resulted in a term equal to the remaining life of the site. As a result, this landfill previously classified as operated is currently operated under a life-of-site agreement. We have restated all information above to reflect this change.

Transfer Station Services

We have an active program to acquire, develop, own and operate transfer stations in markets proximate to our collection operations. Transfer stations receive, compact and load solid waste to be transported to landfills via truck, rail or barge. Transfer stations extend our direct-haul reach and link collection operations with distant disposal facilities. We owned or operated 58 transfer stations at December 31, 2011. Currently, we own transfer stations in California, Colorado, Kansas, Kentucky, Montana, Nebraska, North Carolina, New York, Oklahoma, Oregon, South Carolina, Tennessee, Texas and Washington. In addition, we operate, but do not own, transfer stations in Idaho, Kentucky, Nebraska, Tennessee, Washington and Wyoming. We believe that transfer stations benefit us by:

- concentrating the waste stream from a wider area, which increases the volume of disposal at our landfill facilities and gives us greater leverage in negotiating more favorable disposal rates at other landfills;
- improving utilization of collection personnel and equipment; and
- building relationships with municipalities and private operators that deliver waste, which can lead to additional growth opportunities.

Recycling Services

We offer residential, commercial, industrial and municipal customers recycling services for a variety of recyclable materials, including cardboard, office paper, plastic containers, glass bottles and ferrous and aluminum metals. In addition, we have partnered with RecycleBank to introduce a customer loyalty and rewards program in certain markets to encourage customers to either recycle for the first time or increase their current recycling efforts. We own or operate 39 recycling processing operations and sell other collected recyclable materials to third parties for processing before resale. The majority of the recyclables we process for sale are paper products and are shipped to customers in Asia. Changes in end market demand can cause fluctuations in the prices for such commodities, which can affect revenue, operating income and cash flows. Certain of our municipal recycling contracts in Washington specify certain benchmark resale prices for recycled commodities. To the extent the prices we actually receive for the processed recycled commodities collected under those contracts exceed the prices specified in the contracts, we share the excess with the municipality, after recovering any previous shortfalls resulting from actual market prices falling below the prices specified in the contracts. To reduce our exposure to commodity price volatility and risk with respect to recycled materials, we have adopted a pricing strategy of charging collection and processing fees for recycling volume collected from third parties. We believe that recycling will

continue to be an important component of local and state solid waste management plans due to the public's increasing environmental awareness and expanding regulations that mandate or encourage recycling.

EXPLORATION AND PRODUCTION WASTE TREATMENT AND DISPOSAL SERVICES

We treat and dispose of non-hazardous waste that is generated in the exploration and production, or E&P, of oil and natural gas primarily at a facility in Southwest Louisiana. E&P waste streams accepted at this permitted location include: saltwater, which is injected into on-site disposal wells; recovered hydrocarbons, which are sold for re-use; and soil, which is treated to remove hydrocarbons, salts, dissolved solids and heavy metals and then tested to ensure regulatory compliance. In addition, this facility accepts non-hazardous industrial wastes from local refineries and petrochemical plants. We also accept E&P waste soils and other hydrocarbon-contaminated soils and liquids at our solid waste landfills.

INTERMODAL SERVICES

Intermodal logistics is the movement of containers using two or more modes of transportation, usually including a rail or truck segment. We entered the intermodal services business in the Pacific Northwest through the acquisition of Northwest Container Services, Inc., which provides repositioning, storage, maintenance and repair of cargo containers for international shipping companies. We provide these services for containerized cargo primarily to international shipping companies importing and exporting goods through the Pacific Northwest. We also operate two intermodal facilities primarily for the shipment of waste by rail to distant disposal facilities that we do not own. As of December 31, 2011, we owned or operated seven intermodal operations in Washington and Oregon. Our fleet of double-stack railcars provides dedicated direct-line haul services among terminals in Portland, Tacoma and Seattle. We have contracts with the Burlington Northern Santa Fe and Union Pacific railroads for the movement of containers among our seven intermodal operations. We also provide our customers container and chassis sales and leasing services.

We intend to further expand our intermodal business through cross-selling efforts with our solid waste services operations. We believe that a significant amount of solid waste is transported currently by truck, rail and barge from primarily the Seattle-Tacoma and Metro Portland areas to remote landfills in Eastern Washington and Eastern Oregon. We believe our ability to market both intermodal and disposal services will enable us to more effectively compete for these volumes.

COMPETITION

The U.S. solid waste services industry is highly competitive and requires substantial labor and capital resources. In addition to us, the industry includes: two national, publicly-held solid waste companies – Waste Management, Inc. and Republic Services, Inc.; several regional, publicly-held and privately-owned companies; and several thousand small, local, privately-owned companies. Certain of the markets in which we compete or will likely compete are served by one or more large, national solid waste companies, as well as by numerous regional and local solid waste companies of varying sizes and resources, some of which we believe have accumulated substantial goodwill in their markets. We also compete with operators of alternative disposal facilities, including incinerators, and with counties, municipalities and solid waste districts that maintain their own waste collection and disposal operations. Public sector operators may have financial advantages over us because of their access to user fees and similar charges, tax revenues and tax-exempt financing.

We compete for collection, transfer and disposal volume based primarily on the price and, to a lesser extent, quality of our services. From time to time, competitors may reduce the price of their services in an effort to expand their market shares or service areas or to win competitively bid municipal contracts. These practices may cause us to reduce the price of our services or, if we elect not to do so, to lose business. We provide a significant amount of our residential, commercial and industrial collection services under exclusive franchise and municipal contracts and G Certificates. Exclusive franchises and municipal contracts may be subject to periodic competitive bidding.

The U.S. solid waste services industry has undergone significant consolidation, and we encounter competition in our efforts to acquire collection operations, transfer stations and landfills. We generally compete for acquisition candidates with publicly-owned regional and national waste management companies. Accordingly, it may become uneconomical for us to make further acquisitions or we may be unable to locate or acquire suitable acquisition candidates at price levels and on terms and conditions that we consider appropriate, particularly in markets we do not already serve. Competition in the disposal industry is also affected by the increasing national emphasis on recycling and other waste reduction programs, which may reduce the volume of waste deposited in landfills.

The intermodal services industry is also highly competitive. We compete against other intermodal rail services companies, trucking companies and railroads, many of which have greater financial and other resources than we do. Competition is based primarily on price, reliability and quality of service.

REGULATION

Introduction

Our operations, including landfills, solid waste transportation, transfer stations, intermodal operations, vehicle maintenance shops and fueling facilities are all subject to extensive and evolving federal, state and local environmental laws and regulations, the enforcement of which has become increasingly stringent. The environmental regulations that affect us are administered by the Environmental Protection Agency, or the EPA, and other federal, state and local environmental, zoning, health and safety agencies. The WUTC regulates the portion of our collection business in Washington performed under G Certificates. We currently comply in all material respects with applicable federal, state and local environmental laws, permits, orders and regulations. In addition, we attempt to anticipate future regulatory requirements and plan in advance as necessary to comply with them. We do not presently anticipate incurring any material costs to bring our operations into environmental compliance with existing or expected future regulatory requirements, although we can give no assurance that this will not change in the future.

Major federal, state and local statutes and regulations that apply to our operations are described generally below. Certain of the statutes described below contain provisions that authorize, under certain circumstances, lawsuits by private citizens to enforce the provisions of the statutes. In addition to penalties, some of those statutes authorize an award of attorneys' fees to parties that successfully bring such an action. Enforcement actions under these statutes may include both civil and criminal penalties, as well as injunctive relief in some instances.

The Resource Conservation and Recovery Act of 1976, or RCRA

RCRA regulates the generation, treatment, storage, handling, transportation and disposal of solid waste and requires states to develop programs to ensure the safe disposal of solid waste. RCRA divides solid waste into two groups, hazardous and nonhazardous. Wastes are generally classified as hazardous if they either: (1) are specifically included on a list of hazardous wastes; or (2) exhibit certain characteristics defined as hazardous. Household wastes are specifically designated as nonhazardous. Wastes classified as hazardous under RCRA are subject to much stricter regulation than wastes classified as nonhazardous, and businesses that deal with hazardous waste are subject to regulatory obligations in addition to those imposed on handlers of nonhazardous waste. From time to time, our intermodal services business transports hazardous materials in compliance with federal transportation requirements. Some of our ancillary operations, such as vehicle maintenance operations, may generate hazardous wastes. We manage these wastes in substantial compliance with applicable laws.

In October 1991, the EPA adopted the Subtitle D Regulations governing solid waste landfills. The Subtitle D Regulations, which generally became effective in October 1993, include location restrictions, facility design standards, operating criteria, closure and post-closure requirements, financial assurance requirements, groundwater monitoring requirements, groundwater remediation standards and corrective action requirements. In addition, the Subtitle D Regulations require that new landfill sites meet more stringent liner design criteria (typically, composite soil and synthetic liners or two or more synthetic liners) intended to keep leachate out of groundwater and have extensive collection systems to carry away leachate for treatment prior to disposal. Groundwater monitoring wells must also be installed at virtually all landfills to monitor groundwater quality and, indirectly, the effectiveness of the leachate collection system. The Subtitle D Regulations also require, where certain regulatory thresholds are exceeded, that facility owners or operators control emissions of methane gas generated at landfills in a manner intended to protect human health and the environment. Each state is required to revise its landfill regulations to meet these requirements or such requirements will be automatically imposed by the EPA on landfill owners and operators in that state. Each state is also required to adopt and implement a permit program or other appropriate system to ensure that landfills in the state comply with the Subtitle D Regulations. Various states in which we operate or may operate in the future have adopted regulations or programs as stringent as, or more stringent than, the Subtitle D Regulations.

RCRA also regulates underground storage of petroleum and other regulated materials. RCRA requires registration, compliance with technical standards for tanks, release detection and reporting, and corrective action, among other things. Certain of our facilities and operations are subject to these requirements.

The Federal Water Pollution Control Act of 1972, or the Clean Water Act

The Clean Water Act regulates the discharge of pollutants from a variety of sources, including solid waste disposal sites and transfer stations, into waters of the United States. If run-off from our owned or operated transfer stations or run-off or collected leachate from our owned or operated landfills is discharged into streams, rivers or other surface waters, the Clean Water Act would require us to apply for and obtain a discharge permit, conduct sampling and monitoring and, under certain circumstances, reduce the quantity of pollutants in such discharge. Also, virtually all landfills are required to comply with the EPA's storm water regulations

issued in November 1990, which are designed to prevent contaminated landfill storm water run-off from flowing into surface waters. We believe that our facilities comply in all material respects with the Clean Water Act requirements. Various states in which we operate or may operate in the future have been delegated authority to implement the Clean Water Act permitting requirements, and some of these states have adopted regulations that are more stringent than the federal Clean Water Act requirements. For example, states often require permits for discharges that may impact ground water as well as surface water.

The Comprehensive Environmental Response, Compensation, and Liability Act of 1980, or CERCLA

CERCLA established a regulatory and remedial program intended to provide for the investigation and cleanup of facilities where or from which a release of any hazardous substance into the environment has occurred or is threatened. CERCLA's primary mechanism for remedying such problems is to impose strict joint and several liability for cleanup of facilities on current owners and operators of the site, former owners and operators of the site at the time of the disposal of the hazardous substances, any person who arranges for the transportation, disposal or treatment of the hazardous substances, and the transporters who select the disposal and treatment facilities, regardless of the care exercised by such persons. CERCLA also imposes liability for the cost of evaluating and remedying any damage to natural resources. The costs of CERCLA investigation and cleanup can be very substantial. Liability under CERCLA does not depend on the existence or disposal of "hazardous waste" as defined by RCRA; it can also be based on the release of even very small amounts of the more than 700 "hazardous substances" listed by the EPA, many of which can be found in household waste. In addition, the definition of "hazardous substances" in CERCLA incorporates substances designated as hazardous or toxic under the federal Clean Water Act, Clear Air Act and Toxic Substances Control Act. If we were found to be a responsible party for a CERCLA cleanup, the enforcing agency could hold us, or any other generator, transporter or the owner or operator of the contaminated facility, responsible for all investigative and remedial costs, even if others were also liable. CERCLA also authorizes the imposition of a lien in favor of the United States on all real property subject to, or affected by, a remedial action for all costs for which a party is liable. Subject to certain procedural restrictions, CERCLA gives a responsible party the right to bring a contribution action against other responsible parties for their allocable shares of investigative and remedial costs. Our ability to obtain reimbursement from others for their allocable shares of such costs would be limited by our ability to find other responsible parties and prove the extent of their responsibility, their financial resources, and other procedural requirements. Various state laws also impose strict joint and several liability for investigation, cleanup and other damages associated with hazardous substance releases.

The Clean Air Act

The Clean Air Act, or CAA, generally, through state implementation of federal requirements, regulates emissions of air pollutants from certain landfills based on factors such as the date of the landfill construction and tons per year of emissions of regulated pollutants. Larger landfills and landfills located in areas where the ambient air does not meet certain requirements of the CAA may be subject to even more extensive air pollution controls and emission limitations. In addition, the EPA has issued standards regulating the disposal of asbestos-containing materials. Air permits may be required to construct gas collection and flaring systems and composting operations, and operating permits may be required, depending on the potential air emissions. State air regulatory programs may implement the federal requirements but may impose additional restrictions. For example, some state air programs uniquely regulate odor and the emission of toxic air pollutants. The EPA recently modified, or is in the process of modifying, standards promulgated under the CAA in a manner which could increase our compliance costs. For example, the EPA has recently modified or discussed modifying boiler emission standards, national ambient air quality standards applicable to particulate matter, carbon monoxide, and oxides of sulfur and nitrogen, and other standards to make them more stringent.

Climate Change Laws and Regulations

On September 27, 2006, California enacted AB 32, the Global Warming Solutions Act of 2006, which established the first statewide program in the United States to limit greenhouse gas, or GHG, emissions and impose penalties for non-compliance. Because landfill and collection operations emit GHGs, our operations in California are subject to regulations issued under AB 32. The California Air Resources Board, or CARB, has taken, and plans to take, various actions to implement AB 32, including the approval in December 2008 of an AB 32 Scoping Plan summarizing the main GHG-reduction strategies for California. CARB approved a landfill methane control measure, which became effective in June 2010, and this measure requires that certain uncontrolled landfills install gas collection and control systems and also sets operating standards for gas collection and control systems. In addition, CARB approved in December 2010 and revised in October 2011 regulations implementing a GHG cap-and-trade program, which is scheduled to begin imposing compliance obligations in 2013.

State climate change laws could also affect our non-California operations. For example, the Western Climate Initiative, which once included seven states and four Canadian provinces, has developed GHG reduction strategies, among them a GHG cap-and-trade program.

The EPA's regulation of GHG emissions under its CAA authority may also impact our operations. In 2009, the EPA made an endangerment finding allowing GHGs to be regulated under the CAA. The CAA requires stationary sources of air pollution to obtain New Source Review, or NSR, permits prior to construction and, in some cases, Title V operating permits. Pursuant to the EPA's rulemakings and interpretations, certain Title V and NSR Prevention of Significant Deterioration, or PSD, permits issued on or after January 2, 2011, must address GHG emissions. As a result, new or modified landfills may be required to install Best Available Control Technology to limit GHG emissions. The EPA may in the future promulgate CAA New Source Performance Standards applicable to landfills. The EPA's Mandatory Greenhouse Gas Reporting Rule sets monitoring, recordkeeping, and reporting requirements applicable to certain landfills and other entities.

These statutes and regulations increase the costs of our operations, and future climate change statutes and regulations may have an impact as well. If we are unable to pass such higher costs through to our customers, our business, financial condition and operating results could be adversely affected.

The Occupational Safety and Health Act of 1970, or the OSH Act

The OSH Act is administered by the Occupational Safety and Health Administration, or OSHA, and many state agencies whose programs have been approved by OSHA. The OSH Act establishes employer responsibilities for worker health and safety, including the obligation to maintain a workplace free of recognized hazards likely to cause death or serious injury, comply with adopted worker protection standards, maintain certain records, provide workers with required disclosures and implement certain health and safety training programs. Various OSHA standards may apply to our operations, including standards concerning notices of hazards, safety in excavation and demolition work, the handling of asbestos and asbestos-containing materials and worker training and emergency response programs.

Flow Control/Interstate Waste Restrictions

Certain permits and approvals and state and local regulations may limit a landfill's or transfer station's ability to accept waste that originates from specified geographic areas, import out-of-state waste or wastes originating outside the local jurisdictions or otherwise discriminate against non-local waste. These restrictions, generally known as flow control restrictions, are controversial, and some courts have held that some state and local flow control schemes violate constitutional limits on state or local regulation of interstate commerce, while other state and local flow control schemes do not. Certain state and local jurisdictions may seek to enforce flow control restrictions through local legislation or contractually. These actions could limit or prohibit the importation of out-of-state waste or direct that wastes be handled at specified facilities. Such actions could adversely affect our transfer stations and landfills. These restrictions could also result in higher disposal costs for our collection operations. If we were unable to pass such higher costs through to our customers, our business, financial condition and operating results could be adversely affected.

State and Local Regulations

Each state in which we now operate or may operate in the future has laws and regulations governing the generation, storage, treatment, handling, transportation and disposal of solid waste, occupational safety and health, water and air pollution and, in most cases, the siting, design, operation, maintenance, closure and post-closure maintenance of landfills and transfer stations. State and local permits and approval for these operations may be required and may be subject to periodic renewal, modification or revocation by the issuing agencies. In addition, many states have adopted statutes comparable to, and in some cases more stringent than, CERCLA. These statutes impose requirements for investigation and cleanup of contaminated sites and liability for costs and damages associated with such sites, and some provide for the imposition of liens on property owned by responsible parties.

Many municipalities also have enacted or could enact ordinances, local laws and regulations affecting our operations. These include zoning and health measures that limit solid waste management activities to specified sites or activities, flow control provisions that direct or restrict the delivery of solid wastes to specific facilities, laws that grant the right to establish franchises for collection services and bidding for such franchises, and bans or other restrictions on the movement of solid wastes into a municipality.

Various jurisdictions have enacted "fitness" regulations which allow agencies with authority over waste service contracts or permits to deny or revoke such contracts or permits based on the compliance history of the provider. Some jurisdictions also consider the compliance history of the parent, subsidiaries, or affiliated companies of the provider in making these decisions.

Permits or other land use approvals with respect to a landfill, as well as state or local laws and regulations, may specify the quantity of waste that may be accepted at the landfill during a given time period and/or the types of waste that may be accepted at the landfill. Once an operating permit for a landfill is obtained, it generally must be renewed periodically.

There has been an increasing trend at the state and local level to mandate and encourage waste reduction at the source and waste recycling, and to prohibit or restrict the disposal in landfills of certain types of solid wastes, such as yard wastes, leaves, tires, computers and other electronic equipment waste, and painted wood and other construction and demolition debris. The enactment of regulations reducing the volume and types of wastes available for transport to and disposal in landfills could prevent us from operating our facilities at their full capacity.

Some state and local authorities enforce certain federal requirements in addition to state and local laws and regulations. For example, in some states, local or state authorities enforce requirements of RCRA, the OSH Act and parts of the Clean Air Act and the Clean Water Act instead of the EPA or OSHA, as applicable, and in some states such laws are enforced jointly by state or local and federal authorities.

Public Utility Regulation

In some states, public authorities regulate the rates that landfill operators may charge. The adoption of rate regulation or the reduction of current rates in states in which we own or operate landfills could adversely affect our business, financial condition and operating results.

Solid waste collection services in all unincorporated areas of Washington and in electing municipalities in Washington are provided under G Certificates awarded by the WUTC. In association with the regulation of solid waste collection service levels in these areas, the WUTC also reviews and approves rates for regulated solid waste collection and transportation service.

RISK MANAGEMENT, INSURANCE AND FINANCIAL SURETY BONDS

Risk Management

We maintain environmental and other risk management programs that we believe are appropriate for our business. Our environmental risk management program includes evaluating existing facilities and potential acquisitions for environmental law compliance. We do not presently expect environmental compliance costs to increase materially above current levels, but we cannot predict whether future acquisitions will cause such costs to increase. We also maintain a worker safety program that encourages safe practices in the workplace. Operating practices at our operations emphasize minimizing the possibility of environmental contamination and litigation. Our facilities comply in all material respects with applicable federal and state regulations.

Insurance

We have a high deductible insurance program for automobile liability, property, general liability, workers' compensation, employer's liability claims, employee group health insurance and employment practices liability. Our loss exposure for insurance claims is generally limited to per incident deductibles. Losses in excess of deductible levels are insured subject to policy limits. Under our current insurance program, we carry per incident deductibles of $2 million for automobile liability claims, $1.5 million for workers' compensation and employer's liability claims, $1 million ($2 million aggregate) for general liability claims, $250,000 for employee group health insurance and employment practices liability, and primarily $100,000 for property claims. Additionally, we have umbrella policies with third-party insurance companies for automobile liability, general liability and employer's liability. Since workers' compensation is a statutory coverage limited by the various state jurisdictions, the umbrella coverage is not applicable. Also, our umbrella policy does not cover property claims, as the insurance limits for these claims are in accordance with the replacement values of the insured property. From time to time, actions filed against us include claims for punitive damages, which are generally excluded from coverage under all of our liability insurance policies.

We carry environmental protection insurance which has a $250,000 per incident deductible. This insurance policy covers all owned or operated landfills, certain transfer stations and other facilities. Subject to policy terms, insurance coverage is guaranteed for acquired and newly-constructed facilities, but each addition to the policy is underwritten on a site-specific basis and the premium is set according to the conditions found at the site. Our policy provides insurance for new pollution conditions that originate after the commencement of our coverage. Pollution conditions existing prior to the commencement of our coverage, if found, could be excluded from coverage.

Financial Surety Bonds

We use financial surety bonds for a variety of corporate guarantees. The financial surety bonds are primarily used for guaranteeing municipal contract performance and providing financial assurances to meet final capping, landfill closure and post-closure obligations as required under certain environmental regulations. In addition to surety bonds, such guarantees and obligations

may also be met through alternative financial assurance instruments, including insurance, letters of credit and restricted asset deposits. At December 31, 2011 and 2010, we had provided customers and various regulatory authorities with surety bonds in the aggregate amount of approximately $243.3 million and $221.7 million, respectively, to secure our landfill final capping, closure and post-closure requirements and $68.7 million and $63.9 million, respectively, to secure performance under collection contracts and landfill operating agreements.

We own a 9.9% interest in a company that, among other activities, issues financial surety bonds to secure final capping, landfill closure and post-closure obligations for companies operating in the solid waste sector, including a portion of our own.

EMPLOYEES

At December 31, 2011, we employed 5,909 full-time employees, of which 750, or approximately 12.7% of our workforce, were employed under collective bargaining agreements, primarily with the Teamsters Union. These employees are subject to labor agreements that are renegotiated periodically. We have seven collective bargaining agreements covering 331 employees that are set to expire during 2012. We do not expect any significant disruption in our overall business in 2012 as a result of labor negotiations, employee strikes or organizational efforts.

SEASONALITY

We expect our operating results to vary seasonally, with revenues typically lowest in the first quarter, higher in the second and third quarters and lower in the fourth quarter than in the second and third quarters. This seasonality reflects the lower volume of solid waste generated during the late fall, winter and early spring because of decreased construction and demolition activities during winter months in the U.S. We expect the fluctuation in our revenues between our highest and lowest quarters to be approximately 7% to 10%. In addition, some of our operating costs may be higher in the winter months. Adverse winter weather conditions slow waste collection activities, resulting in higher labor and operational costs. Greater precipitation in the winter increases the weight of collected waste, resulting in higher disposal costs, which are calculated on a per ton basis.

EXECUTIVE OFFICERS OF THE REGISTRANT

The following table sets forth certain information concerning our executive officers and key employee as of February 8, 2012:

NAME	AGE	POSITIONS
Ronald J. Mittelstaedt [(1)]	48	Chief Executive Officer and Chairman
Steven F. Bouck	54	President
Darrell W. Chambliss	47	Executive Vice President and Chief Operating Officer
Worthing F. Jackman	47	Executive Vice President and Chief Financial Officer
David G. Eddie	42	Senior Vice President and Chief Accounting Officer
David M. Hall	54	Senior Vice President – Sales and Marketing
James M. Little	50	Senior Vice President – Engineering and Disposal
Eric M. Merrill	59	Senior Vice President – People, Safety and Development
Eric O. Hansen	46	Vice President – Chief Information Officer
Jerri L. Hunt [(2)]	60	Vice President – Employee Relations
Scott I. Schreiber	55	Vice President – Disposal Operations
Patrick J. Shea	41	Vice President, General Counsel and Secretary
Gregory Thibodeaux	45	Vice President – Maintenance and Fleet Management
Richard K. Wojahn	54	Vice President – Business Development

(1) Member of the Executive Committee of the Board of Directors.
(2) Key employee.

Ronald J. Mittelstaedt has been Chief Executive Officer and a director of Waste Connections since the company was formed, and was elected Chairman in January 1998. Mr. Mittelstaedt also served as President from Waste Connections' formation through August 2004. Mr. Mittelstaedt has more than 23 years of experience in the solid waste industry. Mr. Mittelstaedt holds a B.A. degree in Business Economics with a finance emphasis from the University of California at Santa Barbara.

Steven F. Bouck has been President of Waste Connections since September 1, 2004. From February 1998 to that date, Mr. Bouck served as Executive Vice President and Chief Financial Officer. Mr. Bouck held various positions with First Analysis Corporation from 1986 to 1998, focusing on financial services to the environmental industry. Mr. Bouck holds B.S. and M.S. degrees in Mechanical Engineering from Rensselaer Polytechnic Institute, and an M.B.A. in Finance from the Wharton School.

Darrell W. Chambliss has been Executive Vice President and Chief Operating Officer of Waste Connections since October 2003. From October 1, 1997, to that date, Mr. Chambliss served as Executive Vice President – Operations. Mr. Chambliss has more than 22 years of experience in the solid waste industry. Mr. Chambliss holds a B.S. degree in Business Administration from the University of Arkansas.

Worthing F. Jackman has been Executive Vice President and Chief Financial Officer of Waste Connections since September 1, 2004. From April 2003 to that date, Mr. Jackman served as Vice President – Finance and Investor Relations. Mr. Jackman held various investment banking positions with Alex. Brown & Sons, now Deutsche Bank Securities, Inc., from 1991 through 2003, including most recently as a Managing Director within the Global Industrial & Environmental Services Group. In that capacity, he provided capital markets and strategic advisory services to companies in a variety of sectors, including solid waste services. Mr. Jackman serves as a director for Quanta Services, Inc. He holds a B.S. degree in Finance from Syracuse University and an M.B.A. from the Harvard Business School.

David G. Eddie has been Senior Vice President and Chief Accounting Officer of Waste Connections since January 2011. From February 2010 to that date, Mr. Eddie served as Vice President – Chief Accounting Officer. From March 2004 to February 2010, Mr. Eddie served as Vice President – Corporate Controller. From April 2003 to February 2004, Mr. Eddie served as Vice President – Public Reporting and Compliance. From May 2001 to March 2003, Mr. Eddie served as Director of Finance. Mr. Eddie served as Corporate Controller for International Fibercom, Inc. from April 2000 to May 2001. From September 1999 to April 2000, Mr. Eddie served as Waste Connections' Manager of Financial Reporting. From September 1994 to September 1999, Mr. Eddie held various positions, including Audit Manager, for PricewaterhouseCoopers LLP. Mr. Eddie is a Certified Public Accountant and holds a B.S. degree in Accounting from California State University, Sacramento.

David M. Hall has been Senior Vice President – Sales and Marketing of Waste Connections since October 2005. From August 1998 to that date, Mr. Hall served as Vice President – Business Development. Mr. Hall has more than 24 years of experience in the solid waste industry with extensive operating and marketing experience in the Western U.S. Mr. Hall received a B.S. degree in Management and Marketing from Missouri State University.

James M. Little has been Senior Vice President – Engineering and Disposal of Waste Connections since February 2009. From September 1999 to that date, Mr. Little served as Vice President – Engineering. Mr. Little held various management positions with Waste Management, Inc. (formerly USA Waste Services, Inc., which acquired Waste Management, Inc. and Chambers Development Co. Inc.) from April 1990 to September 1999, including Regional Environmental Manager and Regional Landfill Manager, and most recently Division Manager in Ohio, where he was responsible for the operations of ten operating companies in the Northern Ohio area. Mr. Little is a certified professional geologist and holds a B.S. degree in Geology from Slippery Rock University.

Eric M. Merrill has been Senior Vice President – People, Safety and Development of Waste Connections since January 2009. From June 2007 to that date, Mr. Merrill served as Senior Vice President – People, Training and Development. Mr. Merrill joined us in 1998 and since 2000 had served as Regional Vice President – Pacific Northwest Region. Mr. Merrill has over 24 years of experience in the solid waste industry. He holds a B.S. degree in Accounting from the University of Oregon.

Eric O. Hansen has been Vice President – Chief Information Officer of Waste Connections since July 2004. From January 2001 to that date, Mr. Hansen served as Vice President – Information Technology. From April 1998 to December 2000, Mr. Hansen served as Director of Management Information Systems. Mr. Hansen holds a B.S. degree from Portland State University.

Jerri L. Hunt has been Vice President – Employee Relations of Waste Connections since June 2007. Ms. Hunt previously served as Vice President – Human Resources from May 2002 to June 2007, and as Vice President – Human Resources and Risk Management from December 1999 to April 2002. From 1994 to 1999, Ms. Hunt held various positions with First Union National Bank (including the Money Store, which was acquired by First Union National Bank), most recently Vice President of Human Resources. From 1989 to 1994, Ms. Hunt served as Manager of Human Resources and Risk Management for Browning-Ferris Industries, Inc. Ms. Hunt also served as a Human Resources Supervisor for United Parcel Service from 1976 to 1989. She holds a B.S. degree from California State University, Sacramento, and a Master's degree in Human Resources from Golden Gate University.

Scott I. Schreiber has been Vice President – Disposal Operations of Waste Connections since February 2009. From October 1998 to that date, Mr. Schreiber served as Director of Landfill Operations. Mr. Schreiber has more than 32 years of experience in the solid waste industry. From September 1993 to September 1998, Mr. Schreiber served as corporate Director of Landfill Development and corporate Director of Environmental Compliance for Allied Waste Industries, Inc. From August 1988 to September 1993, Mr. Schreiber served as Regional Engineer (Continental Region) and corporate Director of Landfill Development for Laidlaw Waste Systems Inc. From June 1979 to August 1988, Mr. Schreiber held several managerial and technical positions in the solid waste and environmental industry. Mr. Schreiber holds a B.S. degree in Chemistry from the University of Wisconsin at Parkside.

Patrick J. Shea has been Vice President, General Counsel and Secretary of Waste Connections since February 2009. From February 2008 to that date, Mr. Shea served as General Counsel and Secretary. He served as Corporate Counsel from February 2004 to February 2008. Mr. Shea practiced corporate and securities law with Brobeck, Phleger & Harrison LLP in San Francisco from 1999 to 2003 and Winthrop, Stimson, Putnam & Roberts (now Pillsbury Winthrop Shaw Pittman LLP) in New York and London from 1995 to 1999. Mr. Shea holds a B.S. degree in Managerial Economics from the University of California at Davis and a J.D. degree from Cornell University.

Gregory Thibodeaux has been Vice President – Maintenance and Fleet Management of Waste Connections since January 2011. From January 2000 to that date, Mr. Thibodeaux served as Director of Maintenance. Mr. Thibodeaux has more than 26 years of experience in the solid waste industry having held various management positions with Browning Ferris Industries, Sanifill, and USA Waste Services, Inc. Before coming to Waste Connections, Mr. Thibodeaux served as corporate Director of Maintenance for Texas Disposal Systems.

Richard K. Wojahn has been Vice President – Business Development of Waste Connections since February 2009. From September 2005 to that date, Mr. Wojahn served as Director of Business Development. Mr. Wojahn served as Vice President of Operations for Mountain Jack Environmental Services, Inc. (which was acquired by Waste Connections in September 2005) from January 2004 to September 2005. Mr. Wojahn has more than 30 years of experience in the solid waste industry having held various management positions with Waste Management, Inc. and Allied Waste Industries, Inc. Mr. Wojahn attended Western Illinois University.

AVAILABLE INFORMATION

Our corporate website address is http://www.wasteconnections.com. The information on our website is not incorporated by reference in this annual report on Form 10-K. We make our reports on Forms 10-K, 10-Q and 8-K and any amendments to such reports available on our website free of charge as soon as reasonably practicable after we file them with or furnish them to the Securities and Exchange Commission, or SEC. The public may read and copy any materials we file with the SEC at the SEC's Public

Reference Room at 100 F Street, NE, Washington, DC, 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

ITEM 1A. RISK FACTORS

Certain statements contained in this Annual Report on Form 10-K are forward-looking in nature, including statements related to our ability to provide adequate cash to fund our operating activities, our ability to draw on our credit facility or raise additional capital, the impact of global economic conditions on our volume, business and results of operations, the effects of landfill special waste projects on volume results, the effects of seasonality on our business and results of operations, demand for recyclable commodities and recyclable commodity pricing, completion of the Alaska Waste acquisition and the expected timing thereof, the impact of the relocation of our corporate headquarters to The Woodlands, Texas, our expectations with respect to capital expenditures, and our expectations with respect to the purchase of fuel and fuel prices. These statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," or "anticipates," or the negative thereof or comparable terminology, or by discussions of strategy.

Our business and operations are subject to a variety of risks and uncertainties and, consequently, actual results may differ materially from those projected by any forward-looking statements. Factors that could cause actual results to differ from those projected include, but are not limited to, those listed below and elsewhere in this report. There may be additional risks of which we are not presently aware or that we currently believe are immaterial which could have an adverse impact on our business. We make no commitment to revise or update any forward-looking statements in order to reflect events or circumstances that may change.

Risks Related to Our Business

Our acquisitions may not be successful, resulting in changes in strategy, operating losses or a loss on sale of the business acquired.

Even if we are able to make acquisitions on advantageous terms and are able to integrate them successfully into our operations and organization, some acquisitions may not fulfill our objectives in a given market due to factors that we cannot control, such as market position, customer base, third party legal challenges or governmental actions. See discussion regarding the Solano County, California Measure E/Landfill Expansion Litigation under the "Legal Proceedings" section of Note 11 of our consolidated financial statements included in Item 8 of this report. As a result, operating margins could be less than we originally anticipated when we made those acquisitions. In addition, we may change our strategy with respect to that market or those businesses and decide to sell the operations at a loss, or keep those operations and recognize an impairment of goodwill and/or intangible assets. Similar risks may affect contracts that we are awarded to operate municipally-owned assets, such as landfills. See discussion regarding the Colonie, New York Landfill Privatization Litigation under the "Legal Proceedings" section of Note 11 of our consolidated financial statements included in Item 8 of this report.

A portion of our growth and future financial performance depends on our ability to integrate acquired businesses into our organization and operations.

A component of our growth strategy involves achieving economies of scale and operating efficiencies by growing through acquisitions. We may not achieve these goals unless we effectively combine the operations of acquired businesses with our existing operations. Similar risks may affect contracts that we are awarded to operate municipally-owned assets, such as landfills. In addition, we are not always able to control the timing of our acquisitions. Our inability to complete acquisitions within the time frames that we expect may cause our operating results to be less favorable than expected, which could cause our stock price to decline.

Competition for acquisition candidates, consolidation within the waste industry and economic and market conditions may limit our ability to grow through acquisitions.

Most of our growth since our inception has been through acquisitions. Although we have identified numerous acquisition candidates that we believe are suitable, we may not be able to acquire them at prices or on terms and conditions favorable to us.

Other companies have adopted or may in the future adopt our strategy of acquiring and consolidating regional and local businesses. We expect that increased consolidation in the solid waste services industry will continue to reduce the number of attractive acquisition candidates. Moreover, general economic conditions and the environment for attractive investments may affect the desire of the owners of acquisition candidates to sell their companies. As a result, we may have fewer acquisition opportunities and those opportunities may be on less attractive terms than in the past, which could cause a reduction in our rate of growth from acquisitions.

Our ability to access the capital markets may be severely restricted at a time when we would like, or need, to do so. While we expect we will be able to fund some of our acquisitions with our existing resources, additional financing to pursue additional acquisitions may be required. However, if market conditions deteriorate, we may be unable to secure additional financing or any such

additional financing may be available to us on unfavorable terms, which could have an impact on our flexibility to pursue additional acquisition opportunities and maintain our desired level of revenue growth in the future. In addition, disruptions in the capital and credit markets could adversely affect our ability to draw on our credit facility. Our access to funds under the credit facility is dependent on the ability of the banks that are parties to the facility to meet their funding commitments. Those banks may not be able to meet their funding commitments if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests within a short period of time.

We may be unable to compete effectively with larger and better capitalized companies, companies with lower return expectations, and governmental service providers.

Our industry is highly competitive and requires substantial labor and capital resources. Some of the markets in which we compete or will likely compete are served by one or more large, national companies, as well as by regional and local companies of varying sizes and resources, some of which we believe have accumulated substantial goodwill in their markets. Some of our competitors may also be better capitalized than we are, have greater name recognition than we do, or be able to provide or be willing to bid their services at a lower price than we may be willing to offer. Our inability to compete effectively could hinder our growth or negatively impact our operating results.

We also compete with counties, municipalities and solid waste districts that maintain or could in the future choose to maintain their own waste collection and disposal operations, including through the implementation of flow control ordinances or similar legislation. These operators may have financial advantages over us because of their access to user fees and similar charges, tax revenues and tax-exempt financing.

We may lose contracts through competitive bidding, early termination or governmental action.

We derive a significant portion of our revenues from market areas where we have exclusive arrangements, including franchise agreements, municipal contracts and G Certificates. Many franchise agreements and municipal contracts are for a specified term and are or will be subject to competitive bidding in the future. For example, we have approximately 255 contracts, representing approximately 3.4% of our annual revenues, which are set for expiration or automatic renewal on or before December 31, 2012. Although we intend to bid on additional municipal contracts and franchise agreements, we may not be the successful bidder. In addition, some of our customers, including municipalities, may terminate their contracts with us before the end of the terms of those contracts. Similar risks may affect contracts that we are awarded to operate municipally-owned assets, such as landfills. See discussion regarding the Colonie, New York Landfill Privatization Litigation under the "Legal Proceedings" section of Note 11 of our consolidated financial statements included in Item 8 of this report.

Governmental action may also affect our exclusive arrangements. Municipalities may annex unincorporated areas within counties where we provide collection services. As a result, our customers in annexed areas may be required to obtain services from competitors that have been franchised by the annexing municipalities to provide those services. In addition, municipalities in which we provide services on a competitive basis may elect to franchise those services. Unless we are awarded franchises by these municipalities, we will lose customers. Municipalities may also decide to provide services to their residents themselves, on an optional or mandatory basis, causing us to lose customers. Municipalities in Washington may, by law, annex any unincorporated territory, which could remove such territory from an area covered by a G Certificate issued to us by the WUTC. Such occurrences could subject more of our Washington operations to competitive bidding. Moreover, legislative action could amend or repeal the laws governing WUTC regulation, which could harm our competitive position by subjecting more areas to competitive bidding and/or overlapping service. If we are not able to replace revenues from contracts lost through competitive bidding or early termination or from the renegotiation of existing contracts with other revenues within a reasonable time period, our revenues could decline.

Price increases may not be adequate to offset the impact of increased costs or may cause us to lose volume.

We seek to secure price increases necessary to offset increased costs, to improve operating margins and to obtain adequate returns on our deployed capital. Contractual, general economic or market-specific conditions may limit our ability to raise prices. As a result of these factors, we may be unable to offset increases in costs, improve operating margins and obtain adequate investment returns through price increases. We may also lose volume to lower-cost competitors.

Economic downturns adversely affect operating results.

Negative effects of a weak economy include decreases in volume generally associated with the construction industry, reduced personal consumption and declines in recycled commodity prices. In an economic slowdown, we also experience the negative effects of increased competitive pricing pressure, customer turnover, and reductions in customer service requirements. Worsening economic

conditions or a prolonged or recurring economic recession could adversely affect our operating results and expected seasonal fluctuations. Further, we cannot assure you that an improvement in economic conditions after such a downturn will result in an immediate, if at all positive, improvement in our operating results or cash flows.

Our results are vulnerable to economic conditions and seasonal factors affecting the regions in which we operate.

Our business and financial results would be harmed by downturns in the general economy of the regions in which we operate and other factors affecting those regions, such as state regulations affecting the solid waste services industry and severe weather conditions. Based on historic trends, we expect our operating results to vary seasonally, with revenues typically lowest in the first quarter, higher in the second and third quarters, and lower in the fourth quarter than in the second and third quarters. We expect the fluctuation in our revenues between our highest and lowest quarters to be approximately 7% to 10%. This seasonality reflects the lower volume of solid waste generated during the late fall, winter and early spring because of decreased construction and demolition activities during the winter months in the U.S. In addition, some of our operating costs may be higher in the winter months. Adverse winter weather conditions slow waste collection activities, resulting in higher labor and operational costs. Greater precipitation in the winter increases the weight of collected waste, resulting in higher disposal costs, which are calculated on a per ton basis. Because of these factors, we expect operating income to be generally lower in the winter months, and our stock price may be negatively affected by these variations.

We may be subject in the normal course of business to judicial, administrative or other third party proceedings that could interrupt or limit our operations, require expensive remediation, result in adverse judgments, settlements or fines and create negative publicity.

Governmental agencies may, among other things, impose fines or penalties on us relating to the conduct of our business, attempt to revoke or deny renewal of our operating permits, franchises or licenses for violations or alleged violations of environmental laws or regulations or as a result of third party challenges, require us to install additional pollution control equipment or require us to remediate potential environmental problems relating to any real property that we or our predecessors ever owned, leased or operated or any waste that we or our predecessors ever collected, transported, disposed of or stored. Individuals, citizens groups, trade associations or environmental activists may also bring actions against us in connection with our operations that could interrupt or limit the scope of our business. Any adverse outcome in such proceedings could harm our operations and financial results and create negative publicity, which could damage our reputation, competitive position and stock price.

Increases in the price of fuel may adversely affect our business and reduce our operating margins.

The market price of fuel is volatile and rose substantially in recent years before falling with the general economic downturn in late 2008, but again rose during 2009, 2010 and 2011. We generally purchase diesel fuel at market prices, and such prices have fluctuated significantly. A significant increase in our fuel cost could adversely affect our business and reduce our operating margins and reported earnings. To manage a portion of this risk, we have entered into fuel hedge agreements related to forecasted diesel fuel purchases and may also enter into fixed-price fuel purchase contracts. During periods of falling diesel fuel prices, our hedge payable positions may increase and it may become more expensive to purchase fuel under fixed-price fuel purchase contracts than at market prices.

Increases in labor and disposal and related transportation costs could impact our financial results.

Our continued success will depend on our ability to attract and retain qualified personnel. We compete with other businesses in our markets for qualified employees. From time to time, the labor supply is tight in some of our markets. A shortage of qualified employees would require us to enhance our wage and benefits packages to compete more effectively for employees, to hire more expensive temporary employees or to contract for services with more expensive third-party vendors. The relocation of our corporate headquarters from California to Texas, discussed in greater detail in Note 10 of our consolidated financial statements included in Item 8 of this report, may temporarily exacerbate this risk. Labor is one of our highest costs and relatively small increases in labor costs per employee could materially affect our cost structure. If we fail to attract and retain qualified employees, control our labor costs during periods of declining volumes, or recover any increased labor costs through increased prices we charge for our services or otherwise offset such increases with cost savings in other areas, our operating margins could suffer. Disposal and related transportation costs are our second highest cost category. If we incur increased disposal and related transportation costs to dispose of solid waste, and if, in either case, we are unable to pass these costs on to our customers, our operating results would suffer.

Efforts by labor unions could divert management attention and adversely affect operating results.

From time to time, labor unions attempt to organize our employees. Some groups of our employees are represented by unions, and we have negotiated collective bargaining agreements with most of these groups. We are currently engaged in negotiations with

other groups of employees represented by unions. Additional groups of employees may seek union representation in the future. As a result of these activities, we may be subjected to unfair labor practice charges, complaints and other legal and administrative proceedings initiated against us by unions or the National Labor Relations Board, which could negatively impact our operating results. Negotiating collective bargaining agreements with these groups could divert management attention, which could also adversely affect operating results. If we are unable to negotiate acceptable collective bargaining agreements, we might have to wait through "cooling off" periods, which are often followed by union-initiated work stoppages, including strikes. Furthermore, any significant work stoppage or slowdown at ports or by railroad workers could reduce or interrupt the flow of cargo containers through our intermodal facilities. Depending on the type and duration of any labor disruptions, our operating expenses could increase significantly, which could adversely affect our financial condition, results of operations and cash flows.

We could face significant withdrawal liability if we withdraw from participation in one or more underfunded multiemployer pension plans in which we participate.

We participate in various "multiemployer" pension plans administered by employee and union trustees. We make periodic contributions to these plans pursuant to our various contractual obligations to do so. In the event that we withdraw from participation in or otherwise cease our contributions to one of these plans, then applicable law regarding withdrawal liability could require us to make additional contributions to the plan if it is underfunded, and we would have to reflect that as an expense in our consolidated statement of operations and as a liability on our consolidated balance sheet. Our withdrawal liability for any multiemployer plan would depend on the extent of the plan's funding of vested benefits. In the ordinary course of our renegotiation of collective bargaining agreements with labor unions that participate in these plans, we may decide to discontinue participation in a plan, and in that event, we could face a withdrawal liability. Some multiemployer plans in which we participate may from time to time have significant underfunded liabilities. Such underfunding could increase the size of our potential withdrawal liability.

Increases in insurance costs and the amount that we self-insure for various risks could reduce our operating margins and reported earnings.

We maintain high deductible insurance policies for automobile, general, employer's, environmental and directors' and officers' liability as well as for employee group health insurance, property insurance and workers' compensation. We carry umbrella policies for certain types of claims to provide excess coverage over the underlying policies and per incident deductibles. The amounts that we self-insure could cause significant volatility in our operating margins and reported earnings based on the occurrence and claim costs of incidents, accidents, injuries and adverse judgments. Our insurance accruals are based on claims filed and estimates of claims incurred but not reported and are developed by our management with assistance from our third-party actuary and our third-party claims administrator. To the extent these estimates are inaccurate, we may recognize substantial additional expenses in future periods that would reduce operating margins and reported earnings. From time to time, actions filed against us include claims for punitive damages, which are generally excluded from coverage under all of our liability insurance policies. A punitive damage award could have an adverse effect on our reported earnings in the period in which it occurs. Significant increases in premiums on insurance that we retain also could reduce our margins.

Our indebtedness could adversely affect our financial condition; we may incur substantially more debt in the future.

As of December 31, 2011, we had $1.18 billion of total indebtedness outstanding. We may incur substantial additional debt in the future. The incurrence of substantial additional indebtedness could have important consequences to you. For example, it could:

- increase our vulnerability to general adverse economic and industry conditions;
- limit our ability to obtain additional financing or refinancings at attractive rates;
- require the dedication of a substantial portion of our cash flow from operations to the payment of principal of, and interest on, our indebtedness, thereby reducing the availability of such cash flow to fund our growth strategy, working capital, capital expenditures, dividends, share repurchases and other general corporate purposes;
- limit our flexibility in planning for, or reacting to, changes in our business and the industry; and
- place us at a competitive disadvantage relative to our competitors with less debt.

Each business that we acquire or have acquired may have liabilities or risks that we fail or are unable to discover, including environmental liabilities.

It is possible that the corporate entities or sites we have acquired, or which we may acquire in the future, have liabilities or risks in respect of former or existing operations or properties, or otherwise, which we have not been able to identify and assess through our due diligence investigations. As a successor owner, we may be legally responsible for those liabilities that arise from businesses that we acquire. Even if we obtain legally enforceable representations, warranties and indemnities from the sellers of such businesses, they

may not cover the liabilities fully or the sellers may not have sufficient funds to perform their obligations. Some environmental liabilities, even if we do not expressly assume them, may be imposed on us under various regulatory schemes and other applicable laws. In addition, our insurance program may not cover such sites and will not cover liabilities associated with some environmental issues that may have existed prior to attachment of coverage. A successful uninsured claim against us could harm our financial condition or operating results. Additionally, there may be other risks of which we are unaware that could have an adverse affect on businesses that we acquire or have acquired. For example, interested parties may bring actions against us in connection with operations that we acquire or have acquired. Any adverse outcome in such proceedings could harm our operations and financial results and create negative publicity, which could damage our reputation, competitive position and stock price.

Liabilities for environmental damage may adversely affect our financial condition, business and earnings.

We may be liable for any environmental damage that our current or former facilities cause, including damage to neighboring landowners or residents, particularly as a result of the contamination of soil, groundwater or surface water, and especially drinking water, or to natural resources. We may be liable for damage resulting from conditions existing before we acquired these facilities. We may also be liable for any on-site environmental contamination caused by pollutants or hazardous substances whose transportation, treatment or disposal we or our predecessors arranged or conducted. If we were to incur liability for environmental damage, environmental cleanups, corrective action or damage not covered by insurance or in excess of the amount of our coverage, our financial condition or operating results could be materially adversely affected.

Our accruals for our landfill site closure and post-closure costs may be inadequate.

We are required to pay capping, closure and post-closure maintenance costs for landfill sites that we own and operate. We are also required to pay capping, closure and post-closure maintenance costs for four of our five operated landfills for which we have life-of-site agreements. Our obligations to pay closure or post-closure costs may exceed the amount we have accrued and reserved and other amounts available from funds or reserves established to pay such costs. In addition, the completion or closure of a landfill site does not end our environmental obligations. After completion or closure of a landfill site, there exists the potential for unforeseen environmental problems to occur that could result in substantial remediation costs. Paying additional amounts for closure or post-closure costs and/or for environmental remediation could harm our financial condition or operating results.

The financial soundness of our customers could affect our business and operating results.

As a result of the disruptions in the financial markets and other macro-economic challenges currently affecting the economy of the United States and other parts of the world, our customers may experience cash flow concerns. As a result, if customers' operating and financial performance deteriorates, or if they are unable to make scheduled payments or obtain credit, customers may not be able to pay, or may delay payment of, accounts receivable owed to us. Any inability of current and/or potential customers to pay us for services may adversely affect our financial condition, results of operations and cash flows.

We depend significantly on the services of the members of our senior, regional and district management team, and the departure of any of those persons could cause our operating results to suffer.

Our success depends significantly on the continued individual and collective contributions of our senior, regional and district management team. Key members of our management have entered into employment agreements, but we may not be able to enforce these agreements. The loss of the services of any member of our senior, regional or district management or the inability to hire and retain experienced management personnel could harm our operating results.

Our decentralized decision-making structure could allow local managers to make decisions that adversely affect our operating results.

We manage our operations on a decentralized basis. Local managers have the authority to make many decisions concerning their operations without obtaining prior approval from executive officers, subject to compliance with general company-wide policies. Poor decisions by local managers could result in the loss of customers or increases in costs, in either case adversely affecting operating results.

We may incur charges related to capitalized expenditures of landfill development projects, which would decrease our earnings.

In accordance with U.S. generally accepted accounting principles, we capitalize some expenditures and advances relating to landfill development projects. We expense indirect costs such as executive salaries, general corporate overhead and other corporate services as we incur those costs. We charge against earnings any unamortized capitalized expenditures and advances (net of any amount that we estimate we will recover, through sale or otherwise) that relate to any operation that is permanently shut down or

determined to be impaired and any landfill development project that we do not expect to complete. For example, if we are unsuccessful in our attempts to obtain or defend permits that we are seeking or have been awarded to operate or expand a landfill, we will no longer generate anticipated income from the landfill and we will be required to expense in a future period the amount of capitalized expenditures related to the landfill or expansion project, less the recoverable value of the property and other amounts recovered. Additionally, we may incur increased operating expenses to dispose of the previously internalized waste that would need to be transported to another disposal location. Any such charges could have a material adverse effect on our results of operations for that period and could decrease our stock price. See discussion regarding the Chaparral, New Mexico Landfill Permit Litigation, the Harper County, Kansas Permit Litigation and the Solano County, California Measure E/Landfill Expansion Litigation under the "Legal Proceedings" section of Note 11 of our consolidated financial statements included in Item 8 of this report.

<u>Because we depend on railroads for our intermodal operations, our operating results and financial condition are likely to be adversely affected by any reduction or deterioration in rail service</u>.

We depend on two major railroads for the intermodal services we provide – the Burlington Northern Santa Fe and Union Pacific. Consequently, a reduction in, or elimination of, rail service to a particular market is likely to adversely affect our ability to provide intermodal transportation services to some of our customers. In addition, the railroads are relatively free to adjust shipping rates up or down as market conditions permit when existing contracts expire. Rate increases would result in higher intermodal transportation costs, reducing the attractiveness of intermodal transportation compared to solely trucking or other transportation modes, which could cause a decrease in demand for our services. Our business could also be adversely affected by harsh weather conditions or other factors that hinder the railroads' ability to provide reliable transportation services.

<u>Our financial results are based upon estimates and assumptions that may differ from actual results</u>.

In preparing our consolidated financial statements in accordance with U.S. generally accepted accounting principles, several estimates and assumptions are made that affect the accounting for and recognition of assets, liabilities, revenues and expenses. These estimates and assumptions must be made because certain information that is used in the preparation of our financial statements is dependent on future events, cannot be calculated with a high degree of precision from data available or is not capable of being readily calculated based on generally accepted methodologies. In some cases, these estimates are particularly difficult to determine and we must exercise significant judgment. The estimates and the assumptions having the greatest amount of uncertainty, subjectivity and complexity are related to our accounting for landfills, self-insurance, intangibles, allocation of acquisition purchase price, income taxes, asset impairments and litigation, claims and assessments. Actual results for all estimates could differ materially from the estimates and assumptions that we use, which could have an adverse effect on our financial condition and results of operations.

<u>The adoption of new accounting standards or interpretations could adversely affect our financial results</u>.

Our implementation of and compliance with changes in accounting rules and interpretations could adversely affect our operating results or cause unanticipated fluctuations in our results in future periods. The accounting rules and regulations that we must comply with are complex and continually changing. Recent actions and public comments from the SEC have focused on the integrity of financial reporting generally. The Financial Accounting Standards Board, or FASB, has recently introduced several new or proposed accounting standards, or is developing new proposed standards, which would represent a significant change from current industry practices. For example, the proposed derivatives guidance would change the overall accounting for hedges by requiring only a qualitative assessment of hedge effectiveness at inception and reassessments only under certain circumstances. However, the proposed guidance requires all ineffectiveness to be recorded in the income statement and eliminates the short cut and critical terms match methods to attain hedge effectiveness. Additionally, the proposed lease accounting pronouncement would change the accounting for operating leases by requiring a "right-of-use-asset" to be recorded on the balance sheet as well as a corresponding liability for the obligation to pay lease rentals. The proposed guidance also changes how lease expense is recognized in the income statement requiring more expense to be recorded in the initial years of the lease.

In addition, many companies' accounting policies are being subjected to heightened scrutiny by regulators and the public. While we believe that our financial statements have been prepared in accordance with U.S. generally accepted accounting principles, we cannot predict the impact of future changes to accounting principles or our accounting policies on our financial statements going forward.

<u>Pending or future litigation or governmental proceedings could result in material adverse consequences, including judgments or settlements</u>.

We are, and from time to time become, involved in lawsuits, regulatory inquiries, and governmental and other legal proceedings arising out of the ordinary course of our business. Many of these matters raise difficult and complicated factual and legal issues and

are subject to uncertainties and complexities. The timing of the final resolutions to lawsuits, regulatory inquiries, and governmental and other legal proceedings is uncertain. Additionally, the possible outcomes or resolutions to these matters could include adverse judgments or settlements, either of which could require substantial payments, adversely affecting our consolidated financial condition, results of operations and cash flows. See discussion under the "Legal Proceedings" section of Note 11 of our consolidated financial statements included in Item 8 of this report.

If we are not able to develop and protect intellectual property, or if a competitor develops or obtains exclusive rights to a breakthrough technology, our financial results may suffer.

Our existing and proposed service offerings to customers may require that we develop or license, and protect, new technologies. We may experience difficulties or delays in the research, development, production and/or marketing of new products and services which may negatively impact our operating results and prevent us from recouping or realizing a return on the investments required to bring new products and services to market. Further, protecting our intellectual property rights and combating unlicensed copying and use of intellectual property is difficult, and any inability to obtain or protect new technologies could impact our services to customers and development of new revenue sources. Additionally, a competitor may develop or obtain exclusive rights to a "breakthrough technology" that provides a revolutionary change in traditional waste management. If we have inferior intellectual property to our competitors, our financial results may suffer.

Risks Related to Our Industry

Fluctuations in prices for recycled commodities that we sell and rebates we offer to customers may cause our revenues and operating results to decline.

We provide recycling services to some of our customers. The majority of the recyclables we process for sale are paper products that are shipped to customers in Asia. The sale prices of and demands for recyclable commodities, particularly paper products, are frequently volatile and when they decline, our revenues, operating results and cash flows will be affected. Our recycling operations offer rebates to customers based on the market prices of commodities we buy to process for resale. Therefore, if we recognize increased revenues resulting from higher prices for recyclable commodities, the rebates we pay to suppliers will also increase, which also may impact our operating results.

Our financial and operating performance may be affected by the inability to renew landfill operating permits, obtain new landfills and expand existing ones.

We currently own and/or operate 46 landfills. Our ability to meet our financial and operating objectives may depend in part on our ability to acquire, lease, or renew landfill operating permits, expand existing landfills and develop new landfill sites. It has become increasingly difficult and expensive to obtain required permits and approvals to build, operate and expand solid waste management facilities, including landfills and transfer stations. Operating permits for landfills in states where we operate must generally be renewed every five to ten years, although some permits are required to be renewed more frequently. These operating permits often must be renewed several times during the permitted life of a landfill. The permit and approval process is often time consuming, requires numerous hearings and compliance with zoning, environmental and other requirements, is frequently challenged by special interest and other groups, and may result in the denial of a permit or renewal, the award of a permit or renewal for a shorter duration than we believed was otherwise required by law, or burdensome terms and conditions being imposed on our operations. We may not be able to obtain new landfill sites or expand the permitted capacity of our landfills when necessary. Obtaining new landfill sites is important to our expansion into new, non-exclusive markets. If we do not believe that we can obtain a landfill site in a non-exclusive market, we may choose not to enter that market. Expanding existing landfill sites is important in those markets where the remaining lives of our landfills are relatively short. We may choose to forego acquisitions and internal growth in these markets because increased volumes would further shorten the lives of these landfills. Any of these circumstances could adversely affect our operating results.

Future changes in laws or renewed enforcement of laws regulating the flow of solid waste in interstate commerce could adversely affect our operating results.

Various state and local governments have enacted, or are considering enacting, laws and regulations that restrict the disposal within the jurisdiction of solid waste generated outside the jurisdiction. In addition, some state and local governments have promulgated, or are considering promulgating, laws and regulations which govern the flow of waste generated within their respective jurisdictions. These "flow control" laws and regulations typically require that waste generated within the jurisdiction be directed to specified facilities for disposal or processing, which could limit or prohibit the disposal or processing of waste in our transfer stations and landfills. Such flow control laws and regulations could also require us to deliver waste collected by us within a particular

jurisdiction to facilities not owned or controlled by us, which could increase our costs and reduce our revenues. In addition, such laws and regulations could require us to obtain additional costly licenses or authorizations to be deemed an authorized hauler or disposal facility.

Additionally, public interest and pressure from competing industry segments has caused some trade associations and environmental activists to seek enforcement of laws regulating the flow of solid waste that have not been recently enforced and which, in at least one case, we believe are unconstitutional and otherwise unlawful. See discussion regarding the Solano County, California Measure E/Landfill Expansion Litigation under the "Legal Proceedings" section of Note 11 of our consolidated financial statements included in Item 8 of this report. If successful, these groups may advocate for the enactment of similar laws in neighboring jurisdictions through local ballot initiatives or otherwise. All such waste disposal laws and regulations are subject to judicial interpretation and review. Court decisions, congressional legislation, and state and local regulation in the waste disposal area could adversely affect our operations.

Extensive and evolving environmental, health, safety and employment laws and regulations may restrict our operations and growth and increase our costs.

Existing environmental and employment laws and regulations have become more stringently enforced in recent years. Competing industry segments and other interested parties have sought enforcement of laws that local jurisdictions have not recently enforced and which, in at least one case, we believe are unconstitutional and otherwise unlawful. See discussion regarding the Solano County, California Measure E/Landfill Expansion Litigation under the "Legal Proceedings" section of Note 11 of our consolidated financial statements included in Item 8 of this report. If successful, such groups may advocate for the enactment of similar laws in neighboring jurisdictions through local ballot initiatives or otherwise. In addition, our industry is subject to regular enactment of new or amended federal, state and local environmental and health and safety statutes, regulations and ballot initiatives, as well as judicial decisions interpreting these requirements. These requirements impose substantial capital and operating costs and operational limitations on us and may adversely affect our business. In addition, federal, state and local governments may change the rights they grant to, the restrictions they impose on, or the laws and regulations they enforce against, solid waste services companies, and those changes could restrict our operations and growth.

Climate change regulations may adversely affect operating results.

Governmental authorities and various interest groups have promoted laws and regulations that could limit greenhouse gas, or GHG, emissions due to concerns that GHGs are contributing to climate change. The State of California has already adopted a climate change law, and other states in which we operate are considering similar actions. For example, California enacted AB 32, the Global Warming Solutions Act of 2006, which established the first statewide program in the United States to limit GHG emissions and impose penalties for non-compliance. The California Air Resources Board has taken and plans to take various actions to implement the program, including the approval in December 2008 of an AB 32 Scoping Plan summarizing the main GHG-reduction strategies for California; a landfill methane control measure, which became effective in June 2010; and, in December 2010, a GHG cap-and-trade program which is scheduled to begin imposing compliance obligations in 2013. Because landfill and collection operations emit GHGs, our operations in California are subject to regulations issued under AB 32. These regulations increase our costs for those operations and adversely affect our operating results. The Western Climate Initiative, which once included seven states, all of which we operate in, and four Canadian provinces, has also developed GHG reduction strategies, among them a GHG cap-and-trade program. In addition, the EPA made an endangerment finding in 2009 allowing certain GHGs to be regulated under the Clean Air Act. This finding allows the EPA to create regulations that will impact our operations – including imposing emission reporting, permitting, control technology installation, and monitoring requirements, although the materiality of the impacts will not be known until all regulations are finalized. The EPA has already finalized its GHG "reporting rule," which requires that municipal solid waste landfills monitor and report GHG emissions. The EPA has also finalized its "tailoring rule," which imposes certain permitting and control technology requirements upon newly-constructed or modified facilities which emit GHGs over a certain threshold under the Clean Air Act New Source Review Prevention of Significant Deterioration, or NSR PSD, and Title V permitting programs. As a result, NSR PSD or Title V permits issued after January 2, 2011, for new or modified landfills may need to address GHG emissions, including by requiring the installation of Best Available Control Technology. Notably, landfills may become subject to such permitting requirements under the "tailoring rule" based on their GHG emissions even if their emission of other regulated pollutants would not otherwise trigger permitting requirements. In addition, NEPA and the National Highway Transportation Safety Administration promulgated in August 2011 standards to reduce GHG emissions from, and increase the fuel efficiency of, medium- and heavy-duty vehicles.

Extensive regulations that govern the design, operation and closure of landfills may restrict our landfill operations or increase our costs of operating landfills.

Regulations that govern landfill design, operation, closure and financial assurances include the regulations that establish minimum federal requirements adopted by the EPA in October 1991 under Subtitle D of RCRA. If we fail to comply with these regulations or their state counterparts, we could be required to undertake investigatory or remedial activities, curtail operations or close landfills temporarily or permanently. Future changes to these regulations may require us to modify, supplement or replace equipment or facilities at substantial costs. If regulatory agencies fail to enforce these regulations vigorously or consistently, our competitors whose facilities are not forced to comply with the Subtitle D regulations or their state counterparts may obtain an advantage over us. Our financial obligations arising from any failure to comply with these regulations could harm our business and operating results.

Alternatives to landfill disposal may cause our revenues and operating results to decline.

Counties and municipalities in which we operate landfills may be required to formulate and implement comprehensive plans to reduce the volume of solid waste deposited in landfills through waste planning, composting, recycling or other programs. Some state and local governments prohibit the disposal of certain types of wastes, such as yard waste, at landfills. Although such actions are useful to protect our environment, these actions, as well as the actions of our customers to reduce waste or seek disposal alternatives, have reduced and may in the future further reduce the volume of waste going to landfills in certain areas, which may affect our ability to operate our landfills at full capacity and could adversely affect our operating results.

Unusually adverse weather conditions may interfere with our operations, harming our operating results.

Our operations could be adversely affected, beyond the normal seasonal variations described above, by unusually long periods of inclement weather, which could interfere with collection, landfill and intermodal operations, reduce the volume of waste generated by our customers, delay the development of landfill capacity, and increase the costs we incur in connection with the construction of landfills and other facilities. Periods of particularly harsh weather may force us to temporarily suspend some of our operations.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

As of December 31, 2011, we owned 140 collection operations, 45 transfer stations, 32 municipal solid waste landfills, three construction and demolition landfills, 39 recycling operations, five intermodal operations and one exploration and production waste treatment and disposal facility, and operated, but did not own, an additional 13 transfer stations, 11 municipal solid waste landfills and two intermodal operations in 29 states. We lease certain of the sites on which these facilities are located. We lease various office facilities, including our corporate offices in The Woodlands, Texas, where we occupy approximately 19,000 square feet of space. We also lease approximately 64,000 square feet of space in our former corporate offices in Folsom, California. We may incur a loss on lease in 2012 on the cessation of use of our former corporate offices, which we estimate could range between $4 million and $6 million. We also maintain regional administrative offices in each of our regions. We own various equipment, including waste collection and transportation vehicles, related support vehicles, double-stack rail cars, carts, containers, chassis and heavy equipment used in landfill, collection, transfer station and intermodal operations. We believe that our existing facilities and equipment are adequate for our current operations. However, we expect to make additional investments in property and equipment for expansion and replacement of assets in connection with future acquisitions.

ITEM 3. LEGAL PROCEEDINGS

Information regarding our legal proceedings can be found under the "Legal Proceedings" section of Note 11 of our consolidated financial statements included in Item 8 of this report and is incorporated herein by reference.

ITEM 4. MINE SAFETY DISCLOSURE

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is listed on the New York Stock Exchange under the symbol "WCN". The following table sets forth, for the periods indicated, the high and low prices per share of our common stock, as reported on the New York Stock Exchange. Prices have been retroactively adjusted to reflect our three-for-two stock split, in the form of a 50% stock dividend, effective as of November 12, 2010.

	HIGH	LOW	DIVIDENDS DECLARED
2012			
First Quarter (through January 20, 2012)	$ 33.94	$ 31.81	$ 0.090[(1)]
2011			
Fourth Quarter	$ 35.95	$ 31.26	$ 0.090
Third Quarter	35.35	29.06	0.075
Second Quarter	32.69	28.77	0.075
First Quarter	29.86	26.99	0.075
2010			
Fourth Quarter	$ 27.79	$ 25.60	$ 0.075
Third Quarter	26.96	22.97	-
Second Quarter	24.71	22.01	-
First Quarter	23.58	20.46	-

(1) On February 7, 2012, we announced that our Board of Directors approved a regular quarterly cash dividend of $0.09 per share on our common stock. The dividend will be paid on March 6, 2012, to stockholders of record on the close of business on February 21, 2012. The Board will review the cash dividend periodically, with a long-term objective of increasing the amount of the dividend. We cannot assure you as to the amounts or timing of future dividends. We have the ability under our senior revolving credit facility to repurchase our common stock and pay dividends provided we maintain specified financial ratios.

As of January 20, 2012, there were 80 record holders of our common stock.

On December 5, 2011, we announced that our Board of Directors authorized a $400 million increase to, and extended the term of, our previously announced common stock repurchase program. As amended, our common stock repurchase program authorizes the repurchase of up to $1.2 billion of our common stock through December 31, 2014. Under the program, stock repurchases may be made in the open market or in privately negotiated transactions from time to time at management's discretion. The timing and amounts of any repurchases will depend on many factors, including our capital structure, the market price of our common stock and overall market conditions. As of December 31, 2011, we have repurchased approximately 39.2 million shares of our common stock at a cost of $765.4 million. The table below reflects repurchases we made during the three months ended December 31, 2011 (in thousands, except share and per share amounts):

Period	Total Number of Shares Purchased	Average Price Paid Per Share[(1)]	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program
10/1/11 – 10/31/11	-	$ -	-	$ 466,306
11/1/11 – 11/30/11	633,862	32.31	633,862	445,828
12/1/11 – 12/31/11	350,626	32.15	350,626	434,557
	984,488	32.25	984,488	

(1) This amount represents the weighted average price paid per common share. This price includes a per share commission paid for all repurchases.

Performance Graph

The following performance graph compares the total cumulative stockholder returns on our common stock over the past five fiscal years with the total cumulative returns for the S&P 500 Index and a peer group index we selected. The graph assumes an investment of $100 in our common stock on December 31, 2006, and the reinvestment of all dividends. This chart has been calculated in compliance with SEC requirements and prepared by Capital IQ®.



Comparison of Cumulative Five Year Total Return
$200
$150
$100
$50
$0
2006
2007
2008
2009
2010
2011
Waste Connections, Inc.
S&P 500 Index
Peer Group

This graph and the accompanying text is not "soliciting material," is not deemed filed with the SEC, and is not to be incorporated by reference in any filing by us under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

Company Name / Index	Base Period Dec06	Indexed Returns Years Ending Dec07	Dec08	Dec09	Dec10	Dec11
Waste Connections, Inc.	$ 100	$ 111.55	$ 113.97	$ 120.36	$ 149.35	$ 181.55
S&P 500 Index	$ 100	$ 105.49	$ 66.46	$ 84.05	$ 96.71	$ 98.76
Peer Group [(a)]	$ 100	$ 96.97	$ 94.68	$ 106.51	$ 120.84	$ 111.64

(a) Peer Group Companies: Casella Waste Systems, Inc.; Republic Services, Inc.; Waste Management, Inc.; IESI-BFC Ltd. (included from June 5, 2009, when it began trading on a U.S. stock exchange)

THE STOCK PRICE PERFORMANCE INCLUDED IN THIS GRAPH IS NOT NECESSARILY INDICATIVE OF FUTURE STOCK PRICE PERFORMANCE.

ITEM 6. SELECTED FINANCIAL DATA

This table sets forth our selected financial data for the periods indicated. This data should be read in conjunction with, and is qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Item 7 of this Annual Report on Form 10-K and our audited consolidated financial statements, including the related notes and our independent registered public accounting firm's report and the other financial information included in Item 8 of this Annual Report on Form 10-K. The selected data in this section is not intended to replace the consolidated financial statements included in this report.

	YEARS ENDED DECEMBER 31,				
	2011 [a]	2010 [a]	2009 [a]	2008	2007
	(in thousands, except share and per share data)				
STATEMENT OF OPERATIONS DATA:					
Revenues	$ 1,505,366	$ 1,319,757	$ 1,191,393	$ 1,049,603	$ 958,541
Operating expenses:					
Cost of operations	857,580	749,487	692,415	628,075	566,089
Selling, general and administrative	161,967	149,860	138,026	111,114	99,565
Depreciation	147,036	132,874	117,796	91,095	81,287
Amortization of intangibles	20,064	14,582	12,962	6,334	4,341
Loss (gain) on disposal of assets	1,657	571	(481)	629	250
Operating income	317,062	272,383	230,675	212,356	207,009
Interest expense	(44,520)	(40,134)	(49,161)	(43,102)	(39,206)
Interest income	530	590	1,413	3,297	1,593
Loss on extinguishment of debt	-	(10,193)	-	-	-
Other income (expense), net	57	2,830	(7,551)	(633)	289
Income before income tax provision	273,129	225,476	175,376	171,918	169,685
Income tax provision	(106,958)	(89,334)	(64,565)	(56,775)	(58,328)
Net income	166,171	136,142	110,811	115,143	111,357
Less: Net income attributable to noncontrolling interests	(932)	(1,038)	(986)	(12,240)	(14,870)
Net income attributable to Waste Connections	$ 165,239	$ 135,104	$ 109,825	$ 102,903	$ 96,487
Earnings per common share attributable to Waste Connections' common stockholders:					
Basic	$ 1.47	$ 1.17	$ 0.92	$ 0.98	$ 0.94
Diluted	$ 1.45	$ 1.16	$ 0.91	$ 0.96	$ 0.92
Shares used in the per share calculations:					
Basic [b]	112,720,444	115,646,173	119,119,601	105,037,311	102,357,785
Diluted [b]	113,583,486	116,894,204	120,506,162	107,129,568	104,992,070
Cash dividends per common share	$ 0.315	$ 0.075	$ -	$ -	$ -
Cash dividends paid	$ 35,566	$ 8,561	$ -	$ -	$ -

	YEARS ENDED DECEMBER 31,				
	2011 [a]	2010 [a]	2009 [a]	2008	2007
	(in thousands, except share and per share data)				
BALANCE SHEET DATA:					
Cash and equivalents	$ 12,643	$ 9,873	$ 9,639	$ 265,264	$ 10,298
Working capital (deficit)	(34,844)	(37,976)	(45,059)	213,747	(24,849)
Property and equipment, net	1,450,469	1,337,476	1,308,392	984,124	865,330
Total assets	3,328,005	2,915,984	2,820,448	2,600,357	1,981,548
Long-term debt and notes payable	1,172,758	909,978	867,554	819,828	704,184
Total equity	1,399,687	1,370,418	1,357,036	1,261,997	814,618

(a) For more information regarding this financial data, see the Management's Discussion and Analysis of Financial Condition and Results of Operations section included in this report. For disclosures associated with the impact of the adoption of new accounting pronouncements and the comparability of this information, see Note 1 of the consolidated financial statements.

(b) Share amounts have been retroactively adjusted to reflect our three-for-two stock split, in the form of a 50% stock dividend, effective as of March 13, 2007 and our three-for-two stock split, in the form of a 50% stock dividend, effective as of November 12, 2010.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the "Selected Financial Data" included in Item 6 of this Annual Report on Form 10-K, our consolidated financial statements and the related notes included elsewhere in this report.

Industry Overview

The solid waste industry is a local and highly competitive business, requiring substantial labor and capital resources. The participants compete for collection accounts primarily on the basis of price and, to a lesser extent, the quality of service, and compete for landfill business on the basis of tipping fees, geographic location and quality of operations. The solid waste industry has been consolidating and continues to consolidate as a result of a number of factors, including the increasing costs and complexity associated with waste management operations and regulatory compliance. Many small independent operators and municipalities lack the capital resources, management, operating skills and technical expertise necessary to operate effectively in such an environment. The consolidation trend has caused solid waste companies to operate larger landfills that have complementary collection routes that can use company-owned disposal capacity. Controlling the point of transfer from haulers to landfills has become increasingly important as landfills continue to close and disposal capacity moves further from collection markets.

Generally, the most profitable industry operators are those companies that are vertically integrated or enter into long-term collection contracts. A vertically integrated operator will benefit from: (1) the internalization of waste, which is bringing waste to a company-owned landfill; (2) the ability to charge third-party haulers tipping fees either at landfills or at transfer stations; and (3) the efficiencies gained by being able to aggregate and process waste at a transfer station prior to landfilling.

Executive Overview

We are an integrated solid waste services company that provides solid waste collection, transfer, disposal and recycling services in mostly exclusive and secondary markets in the U.S. We provide intermodal services for the rail haul movement of cargo and solid waste containers in the Pacific Northwest through a network of intermodal facilities. We also treat and dispose of non-hazardous waste that is generated in the exploration and production of oil and natural gas primarily at a facility in Southwest Louisiana. We seek to avoid highly competitive, large urban markets and instead target markets where we can provide either solid waste services under exclusive arrangements, or markets where we can be integrated and attain high market share. In markets where waste collection services are provided under exclusive arrangements, or where waste disposal is municipally funded or available at multiple municipal sources, we believe that controlling the waste stream by providing collection services under exclusive arrangements is often more important to our growth and profitability than owning or operating landfills.

Operating Results

Revenues in 2011 increased 14.1% to $1.51 billion from $1.32 billion in 2010, with approximately two-thirds of this growth attributable to acquisitions. Operating margins, net income, capital expenditures, and free cash flow also increased, further strengthening our business and financial profile.

As shown in the table below, internal growth decreased to 4.7% in 2011, from 5.5% in 2010. Pricing increased 0.7%, due to higher surcharges primarily related to increased fuel prices. Increased landfill revenue primarily associated with higher special waste, or one-time projects, offset most of the continuing weakness in collection revenue, which resulted in total volume growth decreasing from flat in 2010 to negative 0.3% in 2011. Intermodal, recycling and other contributed 1.4% to internal growth in 2011, a slower rate of growth than the 2.6% realized in 2010, due primarily to a more moderate rate of increase in recycled commodity prices compared to the unprecedented rate of increases in such commodity prices throughout 2010. Decreases in recycled commodity values experienced during the fourth quarter of 2011 are expected to result in negative internal growth from such revenue in 2012.

	2011	2010
Price	3.6%	2.9%
Volume	(0.3%)	0.0%
Intermodal, Recycling and Other	1.4%	2.6%
Internal Growth	4.7%	5.5%

In 2011, adjusted operating income before depreciation and amortization, a non-GAAP financial measure (refer to page 49 of this report for a definition and reconciliation to Operating income), increased 15.4% to $489.5 million, from $424.3 million in 2010. As a

percentage of revenue, adjusted operating income before depreciation and amortization increased from 32.1% in 2010, to 32.5% in 2011. This 0.4 percentage point increase was primarily attributable to growth in higher margin revenue components: price increases to our customers, higher recycling commodity values and increased disposal volumes, offset by a 0.8% increase in fuel expense as a percent of revenue due to increased market prices for diesel. Net income attributable to Waste Connections in 2011 increased 22.3% to $165.2 million from $135.1 million in 2010.

Free Cash Flow

Net cash provided by operating activities increased 16.9% to $388.2 million in 2011, from $332.2 million in 2010, and capital expenditures increased 5.3% to $141.9 million over that period. Free cash flow, a non-GAAP financial measure (refer to page 49 of this report for a definition and reconciliation to Net cash provided by operating activities), increased 17.7% to $254.5 million in 2011, from $216.3 million in 2010. Free cash flow as a percentage of revenues was 16.9% in 2011, compared to 16.4% in 2010. This increase as a percentage of revenues was primarily due to increased deferred taxes associated with an Internal Revenue Service approved change in our tax method for deducting depreciation expense for certain landfills as well as other tax deductible timing differences associated with depreciation.

Return of Capital to Stockholders

In 2011, we returned $152.4 million to stockholders through a combination of stock repurchases and cash dividends. We repurchased approximately 3.8 million shares of common stock at a cost of $116.8 million during 2011. Our Board of Directors also declared dividends totaling $35.6 million throughout 2011, and increased the quarterly cash dividend by 20% from $0.075 to $0.09 per share of common stock in October 2011. Our Board of Directors intends to review the quarterly dividend during the fourth quarter of each year, with a long-term objective of increasing the amount of the dividend. We expect the amount of capital we return to stockholders through stock repurchases to vary depending on our financial condition and results of operations, capital structure, the amount of cash we deploy on acquisitions, the market price of our common stock, and overall market conditions. We cannot assure you as to the amounts or timing of future stock repurchases or dividends. We have the ability under our senior revolving credit facility to repurchase our common stock and pay dividends provided we maintain specified financial ratios.

Capital Position

We target a leverage ratio, as defined in our credit facility, between 2.5x and 2.75x of total debt to earnings before interest, taxes, depreciation and amortization, or EBITDA. We deployed $495.4 million during 2011 for acquisitions, repurchases of common stock, and dividends. These cash outlays were primarily funded by borrowings during the year and operating cash flow. As a result of our strong free cash flow and improved financial performance, our leverage ratio remained below our targeted range at year-end 2011 despite the large outlay of capital.

Critical Accounting Estimates and Assumptions

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosures of contingent assets and liabilities in the consolidated financial statements. As described by the SEC, critical accounting estimates and assumptions are those that may be material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and that have a material impact on the financial condition or operating performance of a company. Such critical accounting estimates and assumptions are applicable to our reportable segments. Based on this definition, we believe the following are our critical accounting estimates.

<u>Insurance liabilities</u>. We maintain high deductible insurance policies for automobile, general, employer's, environmental and directors and officers' liability as well as for employee group health insurance, property insurance and workers' compensation. We carry umbrella policies for certain types of claims to provide excess coverage over the underlying policies and per incident deductibles. Our insurance accruals are based on claims filed and estimates of claims incurred but not reported and are developed by our management with assistance from our third-party actuary and third-party claims administrator. The insurance accruals are influenced by our past claims experience factors, which have a limited history, and by published industry development factors. If we experience insurance claims or costs above or below our historically evaluated levels, our estimates could be materially affected. The frequency and amount of claims or incidents could vary significantly over time, which could materially affect our self-insurance liabilities. Additionally, the actual costs to settle the self-insurance liabilities could materially differ from the original estimates and cause us to incur additional costs in future periods associated with prior year claims.

Income taxes. We use the liability method to account for income taxes. Accordingly, deferred tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. If our judgment and estimates concerning assumptions made in calculating our expected future income tax rates are incorrect, our deferred tax assets and liabilities would change. Based on our net deferred tax liability balance at December 31, 2011, each 0.1 percentage point change to our expected future income tax rate would change our net deferred tax liability balance and income tax expense by approximately $1.0 million.

Accounting for landfills. We recognize landfill depletion expense as airspace of a landfill is consumed. Our landfill depletion rates are based on the remaining disposal capacity at our landfills, considering both permitted and probable expansion airspace. We calculate the net present value of our final capping, closure and post-closure commitments by estimating the total obligation in current dollars, inflating the obligation based upon the expected date of the expenditure and discounting the inflated total to its present value using a credit-adjusted risk-free rate. Any changes in expectations that result in an upward revision to the estimated undiscounted cash flows are treated as a new liability and are inflated and discounted at rates reflecting current market conditions. Any changes in expectations that result in a downward revision (or no revision) to the estimated undiscounted cash flows result in a liability that is inflated and discounted at rates reflecting the market conditions at the time the cash flows were originally estimated. This policy results in our final capping, closure and post-closure liabilities being recorded in "layers." The resulting final capping, closure and post-closure obligation is recorded on the balance sheet along with an offsetting addition to site costs, which is amortized to depletion expense as the remaining landfill airspace is consumed. Interest is accreted on the recorded liability using the corresponding discount rate. The accounting methods discussed below require us to make certain estimates and assumptions. Changes to these estimates and assumptions could have a material effect on our financial condition and results of operations. Any changes to our estimates are applied prospectively.

Landfill development costs. Landfill development costs include the costs of acquisition, construction associated with excavation, liners, site berms, groundwater monitoring wells, gas recovery systems and leachate collection systems. We estimate the total costs associated with developing each landfill site to its final capacity. Total landfill costs include the development costs associated with expansion airspace. Expansion airspace is described below. Landfill development costs depend on future events and thus actual costs could vary significantly from our estimates. Material differences between estimated and actual development costs may affect our cash flows by increasing our capital expenditures and thus affect our results of operations by increasing our landfill depletion expense.

Final capping, closure and post-closure obligations. We accrue for estimated final capping, closure and post-closure maintenance obligations at the landfills we own, and four of the five landfills that we operate, but do not own, under life-of-site agreements. We could have additional material financial obligations relating to final capping, closure and post-closure costs at other disposal facilities that we currently own or operate or that we may own or operate in the future. At January 1, 2011, we decreased our discount rate assumption for purposes of computing 2011 "layers" for final capping, closure and post-closure obligations from 6.5% to 5.75%, in order to more accurately reflect our long-term cost of borrowing as of the end of 2010. Our inflation rate assumption was 2.5% for the years ending December 31, 2011 and 2010. Significant reductions in our estimates of the remaining lives of our landfills or significant increases in our estimates of the landfill final capping, closure and post-closure maintenance costs could have a material adverse effect on our financial condition and results of operations. Additionally, changes in regulatory or legislative requirements could increase our costs related to our landfills, resulting in a material adverse effect on our financial condition and results of operations.

We own two landfills for which the prior owners are obligated to reimburse us for certain costs we incur for final capping, closure and post-closure activities on the portion of the landfill utilized by the prior owners. We accrue the prior owner's portion of the final capping, closure and post-closure obligation within the balance sheet classification of other long-term liabilities, and a corresponding receivable from the prior owner in long-term other assets.

Disposal capacity. Our internal and third-party engineers perform surveys at least annually to estimate the remaining disposal capacity at our landfills. Our landfill depletion rates are based on the remaining disposal capacity, considering both permitted and probable expansion airspace, at the landfills that we own and at the landfills that we operate, but do not own, under life-of-site agreements. Our landfill depletion rate is based on the term of the operating agreement at our operated landfill that has capitalized expenditures. Expansion airspace consists of additional disposal capacity being pursued through means of expansion that is not actually permitted. Expansion airspace that meets the following criteria is included in our estimate of total landfill airspace.

1) whether the land where the expansion is being sought is contiguous to the current disposal site, and we either own the expansion property or have rights to it under an option, purchase, operating or other similar agreement;
2) whether total development costs, final capping costs, and closure/post-closure costs have been determined;

3) whether internal personnel have performed a financial analysis of the proposed expansion site and have determined that it has a positive financial and operational impact;
4) whether internal personnel or external consultants are actively working to obtain the necessary approvals to obtain the landfill expansion permit; and
5) whether we consider it probable that we will achieve the expansion (for a pursued expansion to be considered probable, there must be no significant known technical, legal, community, business or political restrictions or similar issues existing that we believe are more likely than not to impair the success of the expansion).

We may be unsuccessful in obtaining permits for expansion disposal capacity at our landfills. In such cases, we will charge the previously capitalized development costs to expense. This will adversely affect our operating results and cash flows and could result in greater landfill depletion expense being recognized on a prospective basis.

We periodically evaluate our landfill sites for potential impairment indicators. Our judgments regarding the existence of impairment indicators are based on regulatory factors, market conditions and operational performance of our landfills. Future events could cause us to conclude that impairment indicators exist and that our landfill carrying costs are impaired. Any resulting impairment loss could have a material adverse effect on our financial condition and results of operations.

Goodwill and indefinite-lived intangible testing. Goodwill and indefinite-lived intangibles are tested for impairment on at least an annual basis in the fourth quarter of the year.

In the fourth quarter of 2011, we elected to early adopt the new guidance issued by the Financial Accounting Standards Board related to testing goodwill for impairment. This new guidance provides us the option to perform a "qualitative" assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. In performing the qualitative assessment, we assess relevant events and circumstances that may impact the fair value of our reporting units, including the following:

- macroeconomic conditions;
- industry and market considerations;
- cost factors;
- overall financial performance;
- Company-specific events;
- events affecting a reporting unit;
- sustained decreases in share price; and
- recent fair value calculation for our reporting units, if available.

If, after assessing the above described events and circumstances, we determine that it is more likely than not that the fair value of a reporting unit, which we have determined to be our geographic operating segments, is greater than its carrying value, then no further testing is required. If we determine that it is more likely than not that the fair value is less than the carrying value, then we would perform the first step of quantitative testing for goodwill impairment, as described below.

In the first step of quantitative testing for goodwill impairment, we estimate the fair value of each reporting unit and compare the fair value with the carrying value of the net assets assigned to each reporting unit. If the fair value of a reporting unit is greater than the carrying value of the net assets assigned to the reporting unit, then no impairment results. If the fair value is less than its carrying value, then we would perform a second step and determine the fair value of the goodwill. In this second step, the fair value of goodwill is determined by deducting the fair value of a reporting unit's identifiable assets and liabilities from the fair value of the reporting unit as a whole, as if that reporting unit had just been acquired and the purchase price were being initially allocated. If the fair value of the goodwill is less than its carrying value for a reporting unit, an impairment charge would be recorded to earnings in our Consolidated Statements of Income. In testing indefinite-lived intangibles for impairment, we compare the estimated fair value of each indefinite-lived intangible to its carrying value. If the fair value of the indefinite-lived intangible is less than its carrying value, an impairment charge would be recorded to earnings in our Consolidated Statements of Income.

To determine the fair value of each of our reporting units as a whole and each indefinite-lived intangible asset, we use discounted cash flow analyses, which require significant assumptions and estimates about the future operations of each reporting unit and the future discrete cash flows related to each indefinite-lived intangible asset. Significant judgments inherent in these analyses include the determination of appropriate discount rates, the amount and timing of expected future cash flows and growth rates. The cash flows employed in our 2011 discounted cash flow analyses were based on ten-year financial forecasts, which in turn were based on the 2012 annual budget developed internally by management. These forecasts reflect operating profit margins that were consistent with 2011 results and perpetual revenue growth rates of 3.5%. Our discount rate assumptions are based on an assessment of our weighted

average cost of capital. In assessing the reasonableness of our determined fair values of our reporting units, we evaluate our results against our current market capitalization.

In addition, we would evaluate a reporting unit for impairment if events or circumstances change between annual tests indicating a possible impairment. Examples of such events or circumstances are the same as those described above for the qualitative assessment of goodwill impairment.

We did not record an impairment charge as a result of our qualitative impairment test of goodwill or quantitative impairment test of indefinite-lived intangibles in 2011. Additionally, we do not expect any impairment on our goodwill or indefinite-lived intangibles in the foreseeable future. However, we cannot assure you that goodwill and indefinite-lived intangibles will not be impaired at any time in the future.

Business Combination Accounting. We recognize, separately from goodwill, the identifiable assets acquired and liabilities assumed at their estimated acquisition date fair values. We measure and recognize goodwill as of the acquisition date as the excess of: (a) the aggregate of the fair value of consideration transferred, the fair value of any noncontrolling interest in the acquiree (if any) and the acquisition date fair value of our previously held equity interest in the acquiree (if any), over (b) the fair value of net assets acquired and liabilities assumed.

From time to time, we consummate acquisitions in which we exchange operations we own for operations owned by another solid waste company. These exchange transactions require us to estimate the fair market value of either the operations we receive or the operations we dispose of, whichever is more clearly evident. To the extent that the fair market value of the operations we dispose of differs from the fair market value of the operations we obtain, cash is either paid or received to offset the difference in fair market values. One method we use to estimate the fair value of solid waste companies is based on a multiple of EBITDA. We determine the appropriate EBITDA multiple to be used in the valuation of exchange transactions based on factors such as the size of the transaction, the type and location of markets serviced, the existence of long-term contracts and the EBITDA multiples we have paid in other similar cash-based transactions.

General

Our solid waste revenues are derived from one industry segment, and consist mainly of fees we charge customers for collection, transfer, recycling and disposal of non-hazardous solid waste. Our collection business also generates revenues from the sale of recyclable commodities, which have significant variability. A large part of our collection revenues comes from providing residential, commercial and industrial services. We frequently perform these services under service agreements, municipal contracts or franchise agreements with governmental entities. Our existing franchise agreements and most of our existing municipal contracts give us the exclusive right to provide specified waste services in the specified territory during the contract term. These exclusive arrangements are awarded, at least initially, on a competitive bid basis and subsequently on a bid or negotiated basis. We also provide residential collection services on a subscription basis with individual households.

We charge transfer station and landfill customers a tipping fee on a per ton and/or per yard basis for disposing their solid waste at our transfer stations and landfill facilities. Many of our transfer station and landfill customers have entered into one to ten year disposal contracts with us, most of which provide for annual indexed price increases.

We typically determine the prices of our solid waste services by the collection frequency and level of service, route density, volume, weight and type of waste collected, type of equipment and containers furnished, the distance to the disposal or processing facility, the cost of disposal or processing, and prices charged by competitors for similar services. The terms of our contracts sometimes limit our ability to pass on price increases. Long-term solid waste collection contracts often contain a formula, generally based on a published price index, that automatically adjusts fees to cover increases in some, but not all, operating costs, or that limit increases to less than 100% of the increase in the applicable price index.

Our revenues from recycling services consist of selling recyclable materials (including cardboard, office paper, plastic containers, glass bottles and ferrous and aluminum metals) collected from our residential customers and at our recycling processing operations to third parties for processing before resale.

Our revenues from intermodal services consist mainly of fees we charge customers for the movement of cargo and solid waste containers between our intermodal facilities. We also generate revenue from the storage, maintenance and repair of cargo and solid waste containers and the sale or lease of containers and chassis.

No single contract or customer accounted for more than 10% of our total revenues at the consolidated or reportable segment level during the periods presented. The table below shows for the periods indicated our total reported revenues attributable to services provided (dollars in thousands).

	Years Ended December 31,								
		2011			2010			2009	
Collection	$	1,069,065	62.0%	$	951,327	62.8%	$	901,768	66.1%
Disposal and transfer		510,330	29.6		458,241	30.3		392,497	28.8
Intermodal, recycling and other		144,583	8.4		103,974	6.9		68,845	5.1
		1,723,978	100.0%		1,513,542	100.0%		1,363,110	100.0%
Less: intercompany elimination		(218,612)			(193,785)			(171,717)	
Total revenue	$	1,505,366		$	1,319,757		$	1,191,393	

Cost of operations includes labor and benefits, tipping fees paid to third-party disposal facilities, vehicle and equipment maintenance, workers' compensation, vehicle and equipment insurance, insurance and employee group health claims expense, third-party transportation expense, fuel, the cost of materials we purchase for recycling, district and state taxes and host community fees and royalties. Our significant costs of operations in 2011 were labor, third-party disposal and transportation, vehicle and equipment maintenance, taxes and fees, insurance and fuel. We use a number of programs to reduce overall cost of operations, including increasing the use of automated routes to reduce labor and workers' compensation exposure, utilizing comprehensive maintenance and health and safety programs, and increasing the use of transfer stations to further enhance internalization rates. We carry high-deductible insurance for automobile liability, property, general liability, workers' compensation, employer's liability and employer group health claims. If we experience insurance claims or costs above or below our historically evaluated levels, our estimates could be materially affected.

Selling, general and administrative, or SG&A, expense includes management, sales force, clerical and administrative employee compensation and benefits, legal, accounting and other professional services, acquisition, bad debt expense and rent expense for our corporate headquarters.

Depreciation expense includes depreciation of equipment and fixed assets over their estimated useful lives using the straight-line method. Depletion expense includes depletion of landfill site costs and total future development costs as remaining airspace of the landfill is consumed. Remaining airspace at our landfills includes both permitted and probable expansion airspace. Amortization expense includes the amortization of finite-lived intangible assets, consisting primarily of long-term franchise agreements and contracts, customer lists and non-competition agreements, over their estimated useful lives using the straight-line method. Goodwill and indefinite-lived intangible assets, consisting primarily of certain perpetual rights to provide solid waste collection and transportation services in specified territories, are not amortized.

We capitalize some third-party expenditures related to development projects, such as legal, engineering and interest expenses. We expense all third-party and indirect acquisition costs, including third-party legal and engineering expenses, executive and corporate overhead, public relations and other corporate services, as we incur them. We charge against net income any unamortized capitalized expenditures and advances (net of any portion that we believe we may recover, through sale or otherwise) that may become impaired, such as those that relate to any operation that is permanently shut down and any landfill development project that we believe will not be completed. We routinely evaluate all capitalized costs, and expense those related to projects that we believe are not likely to succeed. For example, if we are unsuccessful in our attempts to obtain or defend permits that we are seeking or have been awarded to operate or expand a landfill, we will no longer generate anticipated income from the landfill and we will be required to expense in a future period the amount of capitalized expenditures related to the landfill or expansion project, less the recoverable value of the property and other amounts recovered. See discussions regarding the Chaparral, New Mexico Landfill Permit Litigation, the Harper County, Kansas Landfill Permit Litigation and the Solano County, California Measure E/Landfill Expansion Litigation under the "Legal Proceedings" section of Note 11 of our consolidated financial statements included in Item 8 of this report.

Segment Reporting

Our Chief Operating Decision Maker evaluates performance and determines resource allocations based on several factors, of which the primary financial measure is operating income before depreciation, amortization and gain (loss) on disposal of assets. Operating income before depreciation, amortization and gain (loss) on disposal of assets is not a measure of operating income, operating performance or liquidity under GAAP and may not be comparable to similarly titled measures reported by other companies. Our management uses operating income before depreciation, amortization and gain (loss) on disposal of assets in the evaluation of segment operating performance as it is a profit measure that is generally within the control of the operating segments.

We manage our operations through three geographic operating segments, which are also our reportable segments. Each operating segment is responsible for managing several vertically integrated operations, which are comprised of districts. In April 2011, as a result of the County Waste acquisition described in Note 3 to the consolidated financial statements, we realigned our reporting structure and changed our three geographic operating segments from Western, Central and Southern to Western, Central and Eastern. As part of this realignment, the states of Arizona, Louisiana, New Mexico and Texas, which were previously part of the Southern region, are now included in the Central region. Also as part of this realignment, the state of Michigan, which was previously part of the Central region, is now included in the Eastern region (previously referred to as the Southern region). Additionally, the states of New York and Massachusetts, which we now operate in as a result of the County Waste acquisition, are included in the Eastern region. The segment information presented herein reflects the realignment of these districts. Under the current orientation, our Western Region is comprised of operating locations in California, Idaho, Montana, Nevada, Oregon, Washington and western Wyoming; our Central Region is comprised of operating locations in Arizona, Colorado, Kansas, Louisiana, Minnesota, Nebraska, New Mexico, Oklahoma, South Dakota, Texas, Utah and eastern Wyoming; and our Eastern Region is comprised of operating locations in Alabama, Illinois, Iowa, Kentucky, Massachusetts, Michigan, Mississippi, New York, North Carolina, South Carolina and Tennessee.

Revenues, net of intercompany eliminations, for our reportable segments are shown in the following table for the periods indicated (in thousands):

	Years Ended December 31,		
	2011	2010	2009
Western	$ 742,588	$ 709,821	$ 634,368
Central	430,177	386,697	356,964
Eastern	332,601	223,239	200,061
	$ 1,505,366	$ 1,319,757	$ 1,191,393

Operating income before depreciation, amortization and gain (loss) on disposal of assets for our reportable segments is shown in the following table for the periods indicated (in thousands):

	Years Ended December 31,		
	2011	2010	2009
Western	$ 232,940	$ 218,254	$ 184,421
Central	152,059	127,861	115,129
Eastern	95,301	69,013	57,701
Corporate[(a)]	5,519	5,282	3,701
	$ 485,819	$ 420,410	$ 360,952

(a) Corporate functions include accounting, legal, tax, treasury, information technology, risk management, human resources, training and other administrative functions.

A reconciliation of Operating income before depreciation, amortization and gain (loss) on disposal of assets to Income before income tax provision is included in Note 15 to our Consolidated Financial Statements included in this Annual Report on Form 10-K.

Significant changes in revenue and operating income before depreciation, amortization and gain (loss) on disposal of assets for our reportable segments for the year ended December 31, 2011, compared to the year ended December 31, 2010 and for the year ended December 31, 2010, compared to the year ended December 31, 2009, are discussed below:

Segment Revenue

Revenue in our Western segment increased $32.8 million, or 4.6%, to $742.6 million for the year ended December 31, 2011, from $709.8 million for the year ended December 31, 2010. For the year ended December 31, 2011, the components of the increase consisted of revenue acquired from acquisitions closed during, or subsequent to, the year ended December 31, 2010, of $0.7 million, net price increases of $17.4 million, recyclable commodity sales increases of $11.9 million, intermodal revenue increases of $3.8 million and other revenue increases of $0.4 million, partially offset by decreases of $1.3 million from divested operations and volume decreases of $0.1 million.

Revenue in our Western segment increased $75.4 million, or 11.9%, to $709.8 million for the year ended December 31, 2010, from $634.4 million for the year ended December 31, 2009. For the year ended December 31, 2010, the components of the increase consisted of revenue acquired from acquisitions closed during, or subsequent to, the year ended December 31, 2009 of $31.1 million,

net price increases of $13.1 million, volume increases of $5.6 million, recyclable commodity sales increases of $20.4 million, intermodal increases of $9.1 million, partially offset by decreases of $1.1 million from divested operations and other revenue decreases of $2.8 million.

Revenue in our Central segment increased $43.5 million, or 11.2%, to $430.2 million for the year ended December 31, 2011, from $386.7 million for the year ended December 31, 2010. For the year ended December 31, 2011, the components of the increase consisted of revenue acquired from acquisitions closed during, or subsequent to, the year ended December 31, 2010, of $29.4 million, net price increases of $20.0 million and recyclable commodity sales increases of $1.4 million, partially offset by decreases of $1.5 million from divested operations and volume decreases of $5.8 million.

Revenue in our Central segment increased $29.7 million, or 8.3%, to $386.7 million for the year ended December 31, 2010, from $357.0 million for the year ended December 31, 2009. For the year ended December 31, 2010, the components of the increase consisted of revenue acquired from acquisitions closed during, or subsequent to, the year ended December 31, 2009 of $17.4 million, net price increases of $14.6 million, recyclable commodity sales increases of $3.0 million and other revenue increases of $0.2 million, partially offset by decreases of $4.7 million from divested operations and volume decreases of $0.8 million.

Revenue in our Eastern segment increased $109.4 million, or 49.0%, to $332.6 million for the year ended December 31, 2011, from $223.2 million for the year ended December 31, 2010. For the year ended December 31, 2011, the components of the increase consisted of revenue acquired from acquisitions closed during, or subsequent to, the year ended December 31, 2010, of $98.0 million, net price increases of $9.6 million, volume increases of $2.0 million and recyclable commodity sales increases of $0.7 million, partially offset by decreases of $0.6 million from divested operations and other revenue decreases of $0.3 million.

Revenue in our Eastern segment increased $23.1 million, or 11.6%, to $223.2 million for the year ended December 31, 2010, from $200.1 million for the year ended December 31, 2009. For the year ended December 31, 2010, the components of the increase consisted of revenue acquired from acquisitions closed during, or subsequent to, the year ended December 31, 2009 of $20.2 million, net price increases of $6.6 million and recyclable commodity sales increases of $1.1 million, partially offset by volume decreases of $4.3 million and other revenue decreases of $0.5 million.

Segment Operating Income before Depreciation, Amortization and Gain (Loss) on Disposal of Assets

Operating income before depreciation, amortization and gain (loss) on disposal of assets in our Western segment increased $14.6 million, or 6.7%, to $232.9 million for the year ended December 31, 2011, from $218.3 million for the year ended December 31, 2010. The increase was primarily due to increased revenues, decreased disposal expenses and decreased third party trucking and transportation expenses at our collection and disposal operations, partially offset by increased rail transportation expenses at our intermodal operations, increased franchise fees and taxes on revenues, increased expenses associated with the cost of purchasing recyclable commodities, increased direct and administrative labor expenses, increased diesel fuel expense and increased truck, equipment and container repair expenses.

Operating income before depreciation, amortization and gain (loss) on disposal of assets in our Western segment increased $33.9 million, or 18.3%, to $218.3 million for the year ended December 31, 2010, from $184.4 million for the year ended December 31, 2009. The increase was primarily due to income generated from acquisitions closed during, or subsequent to, the year ended December 31, 2009, and the following changes at operations owned in the comparable periods in 2009 and 2010: increased revenues, decreased legal expenses and decreased fuel expenses due to lower realized losses on diesel fuel hedges allocated to the Western segment, partially offset by increased disposal expenses, increased third party trucking and transportation expenses, increased expenses associated with the cost of purchasing recyclable commodities, increased taxes on revenues, increased direct and administrative labor expenses, and increased truck, equipment and container repair expenses.

Operating income before depreciation, amortization and gain (loss) on disposal of assets in our Central segment increased $24.2 million, or 18.9%, to $152.1 million for the year ended December 31, 2011, from $127.9 million for the year ended December 31, 2010. The increase was primarily due to income generated from acquisitions closed during, or subsequent to, the year ended December 31, 2011 and the following changes at operations owned in comparable periods in 2010 and 2011: increased revenues, decreased auto and workers' compensation insurance expenses and decreased advertising expenses, partially offset by increased disposal expenses, increased third party trucking and transportation expenses, increased taxes on revenues, increased diesel fuel expense and increased truck, equipment and container repair expenses.

Operating income before depreciation, amortization and gain (loss) on disposal of assets in our Central segment increased $12.8 million, or 11.1%, to $127.9 million for the year ended December 31, 2010, from $115.1 million for the year ended December 31, 2009. The increase was primarily due to income generated from acquisitions closed during, or subsequent to, the year

ended December 31, 2009, and the following changes at operations owned in the comparable periods in 2009 and 2010: increased revenues, partially offset by increased disposal expenses, increased third party trucking and transportation expenses, increased taxes on revenues, increased direct and administrative labor expenses, increased container repair expenses and increased advertising expenses.

Operating income before depreciation, amortization and gain (loss) on disposal of assets in our Eastern segment increased $26.3 million, or 38.1%, to $95.3 million for the year ended December 31, 2011, from $69.0 million for the year ended December 31, 2010. The increase was primarily due to income generated from acquisitions closed during, or subsequent to, the year ended December 31, 2010 and the following changes at operations owned in comparable periods in 2010 and 2011: increased revenues, partially offset by increased third party trucking and transportation expenses, increased taxes on revenues, increased direct labor expenses, increased diesel fuel expense, increased truck, equipment and container repair expenses and increased expenses for uncollectible accounts receivable.

Operating income before depreciation, amortization and gain (loss) on disposal of assets in our Eastern segment increased $11.3 million, or 19.6%, to $69.0 million for the year ended December 31, 2010, from $57.7 million for the year ended December 31, 2009. The increase was primarily due to income generated from acquisitions closed during, or subsequent to, the year ended December 31, 2009, and the following changes at operations owned in the comparable periods in 2009 and 2010: increased revenues and decreased auto and workers' compensation insurance expenses, partially offset by increased disposal expenses, increased third party trucking and transportation expenses, increased taxes on revenues, and increased container repair expenses.

Operating income before depreciation, amortization and gain (loss) on disposal of assets at Corporate increased $0.2 million, or 4.5%, to $5.5 million for the year ended December 31, 2011, from $5.3 million for the year ended December 31, 2010. Our estimated recurring corporate expenses, which can vary from the actual amount of incurred corporate expenses, are allocated to our three geographic operating segments.

Operating income before depreciation, amortization and gain (loss) on disposal of assets at Corporate increased $1.6 million, or 42.7%, to $5.3 million for the year ended December 31, 2010, from $3.7 million for the year ended December 31, 2009. Our estimated recurring corporate expenses, which can vary from the actual amount of incurred corporate expenses, are allocated to our three geographic operating segments. The increase was primarily due to decreased legal expenses, decreased direct acquisition costs that were charged to expense and recording charges during the year ended December 31, 2009 to establish our liability for remaining rental expenses, net of estimated sublease rentals, at our prior corporate office facilities, partially offset by increased cash and stock-based incentive compensation expense.

Results of Operations

The following table sets forth items in our consolidated statements of income in thousands and as a percentage of revenues for the periods indicated:

	Years Ended December 31,					
	2011	As a % of 2011 Revenues	2010	As a % of 2010 Revenues	2009	As a % of 2009 Revenues
Revenues	$ 1,505,366	100.0%	$ 1,319,757	100.0%	$ 1,191,393	100.0%
Cost of operations	857,580	57.0	749,487	56.8	692,415	58.1
Selling, general and administrative	161,967	10.8	149,860	11.3	138,026	11.6
Depreciation	147,036	9.8	132,874	10.1	117,796	9.9
Amortization of intangibles	20,064	1.3	14,582	1.1	12,962	1.1
Loss (gain) on disposal of assets	1,657	0.0	571	0.1	(481)	(0.1)
Operating income	317,062	21.1	272,383	20.6	230,675	19.4
Interest expense	(44,520)	(3.0)	(40,134)	(3.0)	(49,161)	(4.1)
Interest income	530	0.0	590	0.1	1,413	0.1
Loss on extinguishment of debt	-	-	(10,193)	(0.8)	-	-
Other income (expense), net	57	0.0	2,830	0.2	(7,551)	(0.7)
Income tax provision	(106,958)	(7.1)	(89,334)	(6.8)	(64,565)	(5.4)
Net income attributable to noncontrolling interests	(932)	(0.0)	(1,038)	(0.1)	(986)	(0.1)
Net income attributable to Waste Connections	$ 165,239	11.0%	$ 135,104	10.2%	$ 109,825	9.2%

Years Ended December 31, 2011 and 2010

Revenues. Total revenues increased $185.6 million, or 14.1%, to $1.51 billion for the year ended December 31, 2011, from $1.32 billion for the year ended December 31, 2010.

Acquisitions closed during, or subsequent to, the year ended December 31, 2010, increased revenues by approximately $128.1 million. Operations divested during, or subsequent to, the year ended December 31, 2010, decreased revenues by approximately $3.4 million.

During the year ended December 31, 2011, the net increase in prices charged to our customers was $47.0 million, consisting of $36.7 million of core price increases and $10.3 million of fuel, materials and environmental surcharges.

Volume decreases in our existing business during the year ended December 31, 2011, decreased revenues by approximately $3.9 million. The net decrease in volume was primarily attributable to decreases in commercial hauling activity, partially offset by increases in landfill special waste volumes and roll off hauling activity.

Recyclable commodity price increases, which occurred during the nine months ended September 30, 2011, and increased recyclable commodity volumes collected, increased revenues by $14.0 million. The increase in recyclable commodity prices during the nine months ended September 30, 2011 was primarily due to increased overseas demand for recyclable commodities. Recyclable commodity prices during the three months ended December 31, 2011 and 2010 were consistent as the increased demand occurring during the nine months ended September 30, 2011 did not continue during the final three months of 2011. If average recyclable commodity prices during the year ended December 31, 2012 are consistent with the average recyclable commodity prices realized during the three months ended December 31, 2011, we expect recyclable commodity revenue to decline by approximately $8 million to $10 million during the year ended December 31, 2012, compared to the year ended December 31, 2011.

Other revenues increased by $3.8 million during the year ended December 31, 2011, primarily due to an increase in cargo volume at our intermodal operations.

Cost of Operations. Total cost of operations increased $108.1 million, or 14.4%, to $857.6 million for the year ended December 31, 2011, from $749.5 million for the year ended December 31, 2010. The increase was primarily attributable to operating costs associated with acquisitions closed during, or subsequent to, the year ended December 31, 2010, increased rail transportation expenses at our intermodal operations, increased third party trucking and transportation expenses due to increased waste disposal

internalization, increased franchise fees and taxes on revenues due to increased tax rates and increased landfill volumes, increased expenses associated with the cost of purchasing recyclable commodities due to recyclable commodity pricing increases, increased labor expenses, increased employee medical benefit expenses resulting from increased claims cost and severity, increased diesel fuel expense resulting from higher market prices for fuel and increased truck, equipment and container repair expenses.

Cost of operations as a percentage of revenues increased 0.2 percentage points to 57.0% for the year ended December 31, 2011, from 56.8% for the year ended December 31, 2010. The increase as a percentage of revenues was due primarily to increased diesel fuel expense and acquisitions closed during, or subsequent to, the year ended December 31, 2010 having higher disposal costs as a percentage of revenue relative to our company average, partially offset by higher gross margins on landfill special waste volumes and leveraging existing personnel to support increases in landfill volumes, recyclable commodity revenue and intermodal revenue.

SG&A. SG&A expenses increased $12.1 million, or 8.1%, to $162.0 million for the year ended December 31, 2011, from $149.9 million for the year ended December 31, 2010. The increase was primarily the result of additional personnel expenses from acquisitions closed during, or subsequent to, the year ended December 31, 2010, increased payroll and payroll-related expenses, increased equity compensation expense, increased cash incentive compensation expense, increased contributions to community organizations and public programs in our operating markets, increased expenses for uncollectible accounts receivable and increased employee travel expenses, partially offset by decreased employee deferred compensation expense resulting from deferred compensation liabilities to employees being reduced as a result of declines in the market value of investments to which employee deferred compensation balances are tracked, decreased advertising expenses and a decrease in direct acquisition expenses.

SG&A expenses as a percentage of revenues decreased 0.5 percentage points to 10.8% for the year ended December 31, 2011, from 11.3% for the year ended December 31, 2010. The decrease as a percentage of revenues was primarily attributable to leveraging our administrative activities to support increases in landfill volumes, recyclable commodity revenue and intermodal revenue, decreased employee deferred compensation expense, decreased advertising expenses and acquisitions closed during, or subsequent to, the year ended December 31, 2010 having lower SG&A expenses as a percentage of revenue than our company average.

In December 2011, we commenced a relocation of our corporate headquarters from Folsom, California to The Woodlands, Texas. The relocation is expected to be completed in 2012. In connection with the relocation, we expect to incur an estimated $15 million of increased SG&A costs during 2012 related to personnel and office relocation expenses. In addition, we may incur a loss on lease in 2012 on the cessation of use of our former corporate headquarters in Folsom, California, which we estimate could range between $4 million and $6 million.

Depreciation. Depreciation expense increased $14.1 million, or 10.7%, to $147.0 million for the year ended December 31, 2011, from $132.9 million for the year ended December 31, 2010. The increase was primarily attributable to depreciation and depletion associated with acquisitions closed during, or subsequent to, the year ended December 31, 2010, increased depreciation expense associated with additions to our fleet and equipment purchased to support our existing operations, and increased depletion expense associated with increases in landfill volumes.

Depreciation expense as a percentage of revenues decreased 0.3 percentage points to 9.8% for the year ended December 31, 2011, from 10.1% for the year ended December 31, 2010, due primarily to acquisitions closed during, or subsequent to, the year ended December 31, 2010 having depreciation expense as a percentage of revenues below our company average and leveraging existing equipment to service increases in landfill volumes, recyclable commodity revenue and intermodal revenue.

Amortization of Intangibles. Amortization of intangibles expense increased $5.5 million, or 37.6%, to $20.1 million for the year ended December 31, 2011, from $14.6 million for the year ended December 31, 2010, due primarily to the amortization of contracts and customer lists acquired during, or subsequent to, the year ended December 31, 2010.

Operating Income. Operating income increased $44.7 million, or 16.4%, to $317.1 million for the year ended December 31, 2011, from $272.4 million for the year ended December 31, 2010. The increase was primarily attributable to increased revenues, partially offset by increased operating costs, increased SG&A expense, and increased depreciation expense and amortization of intangibles expense.

Operating income as a percentage of revenues increased 0.5 percentage points to 21.1% for the year ended December 31, 2011, from 20.6% for the year ended December 31, 2010. The increase as a percentage of revenues was primarily due to the previously described 0.5 percentage point decrease in SG&A expense and 0.3 percentage point decrease in depreciation expense, partially offset by the 0.2 percentage point increase in cost of operations and 0.2 percentage point increase in amortization expense.

Interest Expense. Interest expense increased $4.4 million, or 10.9%, to $44.5 million for the year ended December 31, 2011, from $40.1 million for the year ended December 31, 2010. The increase was due to increased borrowings on our senior revolving credit facility, an increase in the applicable margin above the base rate or Eurodollar rate under our new senior revolving credit facility that we entered into in July 2011, interest expense associated with the April 2011 issuance of our 2016 Notes, 2018 Notes and 2021 Notes and interest accretion expense recorded on long-term liabilities recorded at fair value associated with acquisitions closed during the year ended December 31, 2011, partially offset by funding the redemption of our 2026 Notes with borrowings under our credit facility at lower interest rates, a reduction in the amortization of our debt discount and debt issuance costs on the redeemed 2026 Notes, the expiration of a $50 million interest rate swap in June 2011 with a fixed rate of 4.29% and a reduction in the fixed interest rate paid on $175 million of interest rate swaps. In February 2011, three interest rate swaps with a combined notional amount of $175 million and fixed interest rate of 4.37% expired and we commenced a new $175 million interest rate swap with a fixed interest rate of 2.85%.

Loss on Extinguishment of Debt. Loss on extinguishment of debt for the year ended December 31, 2010, consisted of an expense charge of $9.7 million associated with the redemption of our 2026 Notes and an expense charge of $0.5 million associated with the redemption of our Wasco Bonds.

Income Tax Provision. Income taxes increased $17.7 million, or 19.7%, to $107.0 million for the year ended December 31, 2011, from $89.3 million for the year ended December 31, 2010.

Our effective tax rates for the years ended December 31, 2011 and 2010, were 39.2% and 39.6%, respectively.

During the year ended December 31, 2010, we recorded a $1.5 million increase in the income tax provision associated with an adjustment in deferred tax liabilities resulting from a voter-approved increase in Oregon state income tax rates and changes to the geographic apportionment of our state income taxes.

Years Ended December 31, 2010 and 2009

Revenues. Total revenues increased $128.4 million, or 10.8%, to $1.32 billion for the year ended December 31, 2010, from $1.19 billion for the year ended December 31, 2009.

Acquisitions closed during, or subsequent to, the year ended December 31, 2009, increased revenues by approximately $68.8 million. Operations divested during, or subsequent to, the year ended December 31, 2009, decreased revenues by approximately $5.9 million.

During the year ended December 31, 2010, the net increase in prices charged to our customers was $34.4 million, consisting of $31.8 million of core price increases and $2.6 million of fuel, materials and environmental surcharges.

Volume increases in our existing business during the year ended December 31, 2010, increased revenues by approximately $0.5 million. The net increase in volume was primarily attributable to increases in landfill volumes and roll off hauling activity for operations owned in the comparable periods, partially offset by declines in residential and commercial hauling activity. Our volume improved from a negative $10.4 million and negative $1.9 million during the three months ended March 31, 2010 and June 30, 2010, respectively, to a positive $10.1 million and positive $2.7 million during the three months ended September 30, 2010 and December 31, 2010, respectively, as a result of increased stability in our operating markets and revenues generated from landfill special waste projects.

Increased recyclable commodity volumes collected and increased recyclable commodity prices during the year ended December 31, 2010, increased revenues by $24.6 million. The increase in recyclable commodity prices was primarily a result of the recovery of overseas demand for recyclable commodities, which had experienced significant year-over-year declines beginning near the end of 2008 and continuing through most of 2009.

Other revenues increased by $6.0 million during the year ended December 31, 2010, primarily due to an increase in cargo volume at our intermodal operations.

Cost of Operations. Total cost of operations increased $57.1 million, or 8.2%, to $749.5 million for the year ended December 31, 2010, from $692.4 million for the year ended December 31, 2009. The increase was primarily attributable to operating costs associated with acquisitions closed during, or subsequent to, the year ended December 31, 2009, and the following changes at operations owned in the comparable periods in 2009 and 2010: increased rail transportation expenses at our intermodal operations; increased third party trucking and transportation expenses due to increased waste disposal internalization and outsourcing these services; increased disposal expenses due to increased disposal rates and volumes; increased franchise fees and taxes on revenues due

to increased tax rates and increased landfill volumes; increased expenses associated with the cost of purchasing recyclable commodities due to recyclable commodity pricing increases; increased labor expenses; increased truck, equipment and container repair expenses; increased property taxes and increased facility repairs; partially offset by decreased diesel fuel expense due primarily to the expiration at the end of 2009 of diesel fuel purchase contracts in which the diesel fuel contract price per gallon exceeded the diesel fuel retail price; decreased auto and workers' compensation expense under our high deductible insurance program due to a reduction in projected losses on open claims and a decrease in general liability insurance expenses due to reduced claims severity.

Cost of operations as a percentage of revenues decreased 1.3 percentage points to 56.8% for the year ended December 31, 2010, from 58.1% for the year ended December 31, 2009. The decrease as a percentage of revenues was primarily attributable to decreased fuel expense, decreased auto and workers' compensation expense, decreased general liability insurance expenses and price increases charged to our customers being higher, on a percentage basis, than certain expense increases recognized during the year ended December 31, 2010, partially offset by increased third party trucking and transportation expenses and increased rail transportation expenses.

SG&A. SG&A expenses increased $11.9 million, or 8.6%, to $149.9 million for the year ended December 31, 2010, from $138.0 million for the year ended December 31, 2009. The increase was primarily the result of additional personnel from acquisitions closed during, or subsequent to, the year ended December 31, 2009, increased payroll and payroll-related expenses, increased cash and stock-based incentive compensation expense and increased advertising expenses, partially offset by a decrease in legal expenses, decreased direct acquisition expenses and decreased expenses associated with our prior corporate office facilities. During the year ended December 31, 2009, we incurred higher direct acquisition expenses due primarily to our acquisition of certain operations from Republic Services, Inc.

SG&A expenses as a percentage of revenues decreased 0.3 percentage points to 11.3% for the year ended December 31, 2010, from 11.6% for the year ended December 31, 2009. The decrease as a percentage of revenues was primarily attributable to declines in the aforementioned charges for our prior corporate office facilities and direct acquisition expenses.

Depreciation. Depreciation expense increased $15.1 million, or 12.8%, to $132.9 million for the year ended December 31, 2010, from $117.8 million for the year ended December 31, 2009. The increase was primarily attributable to depreciation and depletion associated with acquisitions closed during, or subsequent to, the year ended December 31, 2009, increased depletion expense at existing operations and increased depreciation expense associated with additions to our fleet and equipment purchased to support our existing operations.

Depreciation expense as a percentage of revenues increased 0.2 percentage points to 10.1% for the year ended December 31, 2010, from 9.9% for the year ended December 31, 2009, due primarily to increased depletion expense at acquired operations.

Amortization of Intangibles. Amortization of intangibles expense increased $1.6 million, or 12.5%, to $14.6 million for the year ended December 31, 2010, from $13.0 million for the year ended December 31, 2009, due primarily to amortization on contracts, customer lists and other intangibles acquired during, or subsequent to, the year ended December 31, 2009.

Loss (Gain) on Disposal of Assets. Loss (gain) on disposal of assets increased $1.1 million, to a loss of $0.6 million for the year ended December 31, 2010, from a gain of $0.5 million for the year ended December 31, 2009. On an aggregate basis, assets disposed in 2010 had a higher book carrying value relative to sales proceeds compared to assets disposed in 2009.

Operating Income. Operating income increased $41.7 million, or 18.1%, to $272.4 million for the year ended December 31, 2010, from $230.7 million for the year ended December 31, 2009. The increase was primarily attributable to increased revenues, partially offset by increased operating costs, increased SG&A expense, and increased depreciation expense and amortization of intangibles expense.

Operating income as a percentage of revenues increased 1.2 percentage points to 20.6% for the year ended December 31, 2010, from 19.4% for the year ended December 31, 2009. The increase as a percentage of revenues was due to the previously described 1.3 percentage point decrease in cost of operations and 0.3 percentage point decrease in SG&A expense, partially offset by the 0.2 percentage point increase in depreciation expense and 0.2 percentage point increase in loss (gain) on disposal of assets.

Interest Expense. Interest expense decreased $9.1 million, or 18.4%, to $40.1 million for the year ended December 31, 2010, from $49.2 million for the year ended December 31, 2009. The decrease was primarily attributable to funding the redemption of our 2026 Notes with borrowings under our credit facility at lower interest rates, a reduction in the amortization of our debt discount on the redeemed 2026 Notes and reduced average borrowing rates on the portion of our credit facility borrowings not fixed under interest rate swap agreements.

Interest Income. Interest income decreased $0.8 million to $0.6 million for the year ended December 31, 2010, from $1.4 million for the year ended December 31, 2009, due to lower average cash balances. We maintained higher cash balances, primarily between January 2009 and April 2009, in order to fund acquisitions that closed during the second quarter of 2009.

Loss on Extinguishment of Debt. Loss on extinguishment of debt for the year ended December 31, 2010, consisted of an expense charge of $9.7 million associated with the redemption of our 2026 Notes and an expense charge of $0.5 million associated with the redemption of our Wasco Bonds.

Other Income (Expense), Net. Other income (expense), net increased $10.4 million to an income balance of $2.8 million for the year ended December 31, 2010, from an expense balance of $7.6 million for the year ended December 31, 2009. During the year ended December 31, 2009, we recorded a $9.2 million charge to other expense resulting from the termination of two interest rate swap agreements prior to their expiration.

Income Tax Provision. Income taxes increased $24.7 million, or 38.4%, to $89.3 million for the year ended December 31, 2010, from $64.6 million for the year ended December 31, 2009.

Our effective tax rates for the year ended December 31, 2009 and 2010, were 36.8% and 39.6%, respectively.

During the year ended December 31, 2010, we recorded a $1.2 million increase in the income tax provision associated with the reconciliation of the income tax provision to the 2009 federal and state tax returns, which were filed during 2010. We also recorded a reduction to the liability for uncertain tax positions of approximately $0.6 million due to the expiration of certain statutes of limitations, which was recorded as a reduction to income tax expense. Additionally, during the year ended December 31, 2010, we recorded a $1.5 million increase in the income tax provision associated with an adjustment in deferred tax liabilities resulting from a voter-approved increase in Oregon state income tax rates and changes to the geographic apportionment of our state income taxes and a $0.4 million increase in the income tax provision associated with the disposal of certain assets that had no tax basis.

During the year ended December 31, 2009, we recorded a reduction to income tax expense of $1.6 million, resulting from changes to the geographical apportionment of our state income taxes due to acquisitions closed in the current year and from current year changes to the state apportionment formulas used in certain states, and the reconciliation of the income tax provision to the 2008 federal and state tax returns, which were filed during 2009. Additionally, during the year ended December 31, 2009, we recorded a net reduction to the liability for uncertain tax positions of approximately $0.8 million due to the expiration of certain statutes of limitations, which was recorded as a reduction to income tax expense.

Liquidity and Capital Resources

The following table sets forth certain cash flow information for the years ended December 31, 2011, 2010 and 2009 (in thousands):

	2011	2010	2009
Net cash provided by operating activities	$ 388,170	$ 332,179	$ 306,194
Net cash used in investing activities	(400,505)	(214,224)	(548,227)
Net cash provided by (used in) financing activities	15,105	(117,721)	(13,592)
Net increase (decrease) in cash and equivalents	2,770	234	(255,625)
Cash and equivalents at beginning of year	9,873	9,639	265,264
Cash and equivalents at end of year	$ 12,643	$ 9,873	$ 9,639

Operating Activities Cash Flows

For the year ended December 31, 2011, net cash provided by operating activities was $388.2 million. For the year ended December 31, 2010, net cash provided by operating activities was $332.2 million. The $56.0 million net increase in cash provided by operating activities was due primarily to the following:

1) An increase in net income of $30.0 million;
2) An increase in deferred taxes of $24.6 million due primarily to the recognition during the year ended December 31, 2011, of tax benefits totaling $16.4 million associated with an Internal Revenue Service approved change in our tax method for deducting depreciation expense for certain landfills as well as other tax deductible timing differences associated with depreciation;
3) An increase in depreciation and amortization expense of $19.6 million;
4) An increase of $7.2 million attributable to a decrease in the excess tax benefit associated with equity-based compensation, due to a decrease in stock option exercises resulting in decreased taxable income recognized by employees that is tax deductible to us; less
5) A decrease in cash flows from operating assets and liabilities, net of effects from acquisitions, of $23.7 million to cash used by operating assets and liabilities of $7.8 million for the year ended December 31, 2011, from cash provided by operating assets and liabilities of $15.9 million for the year ended December 31, 2010. The significant components of the $7.8 million in cash outflows from changes in operating assets and liabilities for the year ended December 31, 2011, include the following:
   a) a decrease in cash resulting from a $14.5 million increase in accounts receivable due to an increase in revenues;
   b) a decrease in cash resulting from a $4.2 million increase in prepaid expenses and other current assets due primarily to increases in prepaid insurance expenses, income taxes receivable, other prepaid expenses and parts inventory;
   c) a decrease in cash resulting from a $2.9 million decrease in accounts payable due primarily to the timing of payments; less
   d) an increase in cash resulting from an increase in accrued liabilities of $10.4 million due primarily to increased accrued interest expense due to increased debt balances and the timing of interest payments, increased liabilities for auto and workers' compensation claims, and increased liabilities for employee medical benefit expenses, increased liabilities for property taxes and increased liability for cash incentive compensation; less
   e) an increase in cash resulting from an increase in deferred revenue of $4.2 million due primarily to increased revenues and timing of billing for services.

For the year ended December 31, 2010, net cash provided by operating activities was $332.2 million. For the year ended December 31, 2009, net cash provided by operating activities was $306.2 million. The $26.0 million net increase in cash provided by operating activities was due primarily to the following:

1) An increase in net income of $25.3 million;
2) An increase in depreciation and amortization expense of $16.7 million;
3) A decrease in deferred taxes of $11.8 million due primarily to the recognition during the year ended December 31, 2009, of tax benefits associated with a change in our tax method for deducting depreciation expense for certain landfills;
4) An increase in equity-based compensation expense of $2.0 million;
5) A decrease of $7.9 million attributable to an increase in the excess tax benefit associated with equity-based compensation, due to an increase in stock option exercises resulting in increased taxable income recognized by employees that is tax deductible to us; and
6) An increase in cash flows from operating assets and liabilities, net of effects from acquisitions, of $2.5 million to cash provided by operating assets and liabilities of $15.9 million for the year ended December 31, 2010, from cash provided by operating assets and liabilities of $13.4 million for the year ended December 31, 2009. The significant components of the $15.9 million in cash inflows from changes in operating assets and liabilities for the year ended December 31, 2010, include the following:
   a) an increase in cash resulting from a $3.3 million decrease in prepaid expenses and other current assets due primarily to decreases in prepaid income taxes and prepaid insurance expenses;
   b) an increase in cash due to a $19.1 million increase in accrued liabilities due primarily to increased accruals for auto and workers' compensation insurance claims, cash-based employee incentive compensation expense, payroll and payroll-related liabilities, partially offset by a decrease in accrued interest due to the redemption of the 2026 Notes in April 2010; less
   c) a decrease in cash resulting from a $0.9 million decrease in accounts payable due primarily to the timing of payments for capital expenditures and operating expenses; less
   d) a decrease in cash due to a $9.3 million increase in accounts receivable due to increased revenues.

As of December 31, 2011, we had a working capital deficit of $34.8 million, including cash and equivalents of $12.6 million. Our working capital deficit decreased $3.2 million from $38.0 million at December 31, 2010. To date, we have experienced no loss or lack of access to our cash or cash equivalents; however, we can provide no assurances that access to our cash and cash equivalents will not be impacted by adverse conditions in the financial markets. Our strategy in managing our working capital is generally to apply the cash generated from our operations that remains after satisfying our working capital and capital expenditure requirements, along with stock repurchase and dividend programs, to reduce our indebtedness under our credit facility and to minimize our cash balances.

Investing Activities Cash Flows

Net cash used in investing activities increased $186.3 million to $400.5 million for the year ended December 31, 2011, from $214.2 million for the year ended December 31, 2010. The significant components of the increase include the following:

1) An increase in payments for acquisitions of $177.3 million primarily due to the recent acquisition of County Waste and for the Colonie Landfill transaction;
2) An increase in capital expenditures for property and equipment of $7.1 million due to increases in expenditures for site costs at various landfills, equipment, computers and buildings, partially offset by a decrease in expenditures for land and trucks, and
3) A decrease in proceeds from the sale of property, plant and equipment of $2.2 million.

Net cash used in investing activities decreased $334.0 million to $214.2 million for the year ended December 31, 2010, from $548.2 million for the year ended December 31, 2009. The significant components of the decrease include the following:

1) A decrease in payments for acquisitions of $339.0 million; less
2) An increase in capital expenditures for property and equipment of $6.6 million due to increases in site costs for various landfills, construction of buildings for operational facilities and purchase of containers, land and land improvements, partially offset by a decrease in truck and equipment purchases.

Financing Activities Cash Flows

Net cash flows from financing activities increased $132.8 million to a net cash provided by financing activities total of $15.1 million for the year ended December 31, 2011, from a net cash used in financing activities total of $117.7 million for the year ended December 31, 2010. The significant components of the increase include the following:

1) An increase in net long-term borrowings of $155.0 million due primarily to the issuance of new debt to fund the acquisition of County Waste and for the Colonie Landfill transaction;
2) A decrease in payments to repurchase our common stock of $49.5 million; less
3) A decrease in proceeds from option and warrant exercises of $27.9 million due to a decrease in the number of options and warrants exercised in the year ended December 31, 2011; less
4) An increase in cash dividends paid of $27.0 million with the initiation of a quarterly cash dividend in November 2010; less
5) A decrease in the excess tax benefit associated with equity-based compensation of $7.2 million; less
6) An increase in debt issuance costs of $6.6 million in conjunction with our new senior revolving credit facility entered into during the year ended December 31, 2011.

Net cash used in financing activities increased $104.1 million to $117.7 million for the year ended December 31, 2010, from $13.6 million for the year ended December 31, 2009. The significant components of the increase include the following:

1) An increase in payments to repurchase our common stock of $103.7 million;
2) A decrease in net long-term borrowings of $8.9 million due to increased availability of operating cash flow after funding operations, acquisitions, capital expenditures, stock repurchases and dividend payments;
3) An increase in stock dividends paid of $8.6 million with the initiation of a quarterly stock dividend in 2010; less
4) A change in book overdraft of $7.5 million resulting from fluctuations in our outstanding cash balances at banks for which outstanding check balances can be offset; less
5) An increase in proceeds from option and warrant exercises of $17.7 million due to an increase in the number of options and warrants exercised in the year ended December 31, 2010; less,
6) An increase in the excess tax benefit associated with equity-based compensation of $7.9 million, due to the aforementioned increase in options and warrants exercised in the year ended December 31, 2010, which resulted in increased taxable income, recognized by employees, that is tax deductible by us.

Our business is capital intensive. Our capital requirements include acquisitions and fixed asset purchases. We will also make capital expenditures for landfill cell construction, landfill development, landfill closure activities and intermodal facility construction in the future.

On December 5, 2011, we announced that our Board of Directors authorized a $400 million increase to, and extended the term of, our previously announced common stock repurchase program. As amended, our common stock repurchase program authorizes the repurchase of up to $1.2 billion of our common stock through December 31, 2014. Under the program, stock repurchases may be made in the open market or in privately negotiated transactions from time to time at management's discretion. The timing and amounts of any repurchases will depend on many factors, including our capital structure, the market price of the common stock and overall market conditions. As of December 31, 2011 and 2010, we had repurchased in aggregate 39.2 million and 35.4 million shares, respectively, of our common stock at an aggregate cost of $765.4 million and $648.6 million, respectively. As of December 31, 2011, the remaining maximum dollar value of shares available for purchase under the program was approximately $434.6 million.

On October 19, 2010, our Board of Directors authorized a three-for-two split of our common stock, in the form of a 50% stock dividend, payable to stockholders of record as of October 29, 2010. Shares resulting from the split were issued on November 12, 2010. All share and per share amounts for all periods presented have been retroactively adjusted to reflect the stock split.

In addition, in October 2010, our Board of Directors authorized the initiation of a quarterly cash dividend of $0.075 per share, as adjusted for the three-for-two stock split described above. In October 2011, our Board of Directors authorized an increase to our regular quarterly cash dividend by $0.015, from $0.075 to $0.09 per share. Cash dividends of $35.6 million and $8.6 million were paid during the years ended December 31, 2011 and 2010, respectively. The Board will review the cash dividend periodically, with a long-term objective of increasing the amount of the dividend. We cannot assure you as to the amounts or timing of future dividends.

We made $141.9 million in capital expenditures during the year ended December 31, 2011. We expect to make capital expenditures of approximately $145 million in 2012 in connection with our existing business. We intend to fund our planned 2012 capital expenditures principally through internally generated funds and borrowings under our credit facility. In addition, we may make substantial additional capital expenditures in acquiring solid waste collection and disposal businesses. If we acquire additional landfill disposal facilities, we may also have to make significant expenditures to bring them into compliance with applicable regulatory requirements, obtain permits or expand our available disposal capacity. We cannot currently determine the amount of these expenditures because they will depend on the number, nature, condition and permitted status of any acquired landfill disposal facilities. We believe that our cash and equivalents, credit facility and the funds we expect to generate from operations will provide adequate cash to fund our working capital and other cash needs for the foreseeable future. However, disruptions in the capital and credit markets could adversely affect our ability to draw on our credit facility or raise other capital. Our access to funds under the credit facility is dependent on the ability of the banks that are parties to the facility to meet their funding commitments. Those banks may not be able to meet their funding commitments if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests within a short period of time.

We have a $1.2 billion senior revolving credit facility, or the credit facility, with a syndicate of banks for which Bank of America, N.A. acts as administrative agent and J.P. Morgan Chase Bank, N.A. and Wells Fargo Bank, National Association act as co-syndication agents. As of December 31, 2011, $519.0 million was outstanding under the credit facility, exclusive of outstanding standby letters of credit of $80.4 million. As of December 31, 2010, $511.0 million was outstanding under the credit facility, exclusive of outstanding standby letters of credit of $82.9 million. As of December 31, 2009, $269.0 million was outstanding under the credit facility, exclusive of outstanding standby letters of credit of $87.1 million.

Under the credit facility, there is no maximum amount of standby letters of credit that can be issued; however, the issuance of standby letters of credit reduces the amount of total borrowings available. The credit facility requires us to pay a commitment fee ranging from 0.200% per annum to 0.350% per annum of the unused portion of the facility. The borrowings under the credit facility bear interest, at our option, at either the base rate plus the applicable base rate margin on base rate loans, or the Eurodollar rate plus the applicable Eurodollar margin on Eurodollar loans. The base rate for any day is a fluctuating rate per annum equal to the highest of: (1) the federal funds rate plus one half of one percent (0.500%); (2) the LIBOR rate plus one percent (1.000%), and (3) the rate of interest in effect for such day as publicly announced from time to time by Bank of America as its "prime rate." The LIBOR rate is determined by the administrative agent pursuant to a formula in the credit agreement. The applicable margins under the credit agreement vary depending on our leverage ratio, as defined in the credit agreement, and range from 1.150% per annum to 2.000% per annum for LIBOR loans and 0.150% per annum to 1.000% per annum for base rate loans. The credit facility matures in July 2016. The borrowings under the credit facility are not collateralized. The credit agreement contains representations and warranties and places certain business, financial and operating restrictions on us relating to, among other things, indebtedness, liens and other encumbrances, investments, mergers and acquisitions, asset sales, sale and leaseback transactions, and dividends, distributions and redemptions of capital stock. The credit agreement requires that we maintain specified financial ratios. As of December 31, 2011 and

2010, we were in compliance with all applicable covenants under the credit facility. We expect to be in compliance with all applicable covenants under the credit facility for the next 12 months. We use the credit facility for acquisitions, capital expenditures, working capital, standby letters of credit and general corporate purposes.

On March 20, 2006, we completed the offering of $200 million aggregate principal amount of our 3.75% Convertible Senior Notes due 2026, or the 2026 Notes, pursuant to a private placement. The 2026 Notes were convertible into cash and, if applicable, shares of our common stock based on an initial conversion rate of 44.1177 shares of common stock per $1,000 principal amount of 2026 Notes (which was equal to an initial conversion price of approximately $22.67 per share), subject to adjustment, and only under certain circumstances. Upon a surrender of the 2026 Notes for conversion, we were required to deliver cash equal to the lesser of the aggregate principal amount of notes to be converted or our total conversion obligation.

On April 1, 2010, we redeemed the $200 million aggregate principal amount of the 2026 Notes. Holders of the notes chose to convert a total of $22.7 million principal amount of the notes. In addition to paying the principal amount of these notes with proceeds from our credit facility, we issued 32,859 shares of our common stock in connection with the conversion and redemption. We redeemed the balance of $177.3 million principal amount of the notes with proceeds from our credit facility. All holders of the notes also received accrued interest and an interest make-whole payment. As a result of the redemption, we recognized $9.7 million of pre-tax expense ($6.0 million net of taxes) in April 2010.

On July 15, 2008, we entered into a Master Note Purchase Agreement with certain accredited institutional investors pursuant to which we issued and sold to the investors at a closing on October 1, 2008, $175 million of senior uncollateralized notes due October 1, 2015, or the 2015 Notes, in a private placement. The 2015 Notes bear interest at the fixed rate of 6.22% per annum with interest payable in arrears semi-annually on April 1 and October 1 beginning on April 1, 2009, and with principal payable at the maturity of the 2015 Notes on October 1, 2015.

On October 26, 2009, we entered into a First Supplement to the Master Note Purchase Agreement with certain accredited institutional investors pursuant to which we issued and sold to the investors on that date $175 million of senior uncollateralized notes due November 1, 2019, or the 2019 Notes, in a private placement. The 2019 Notes bear interest at the fixed rate of 5.25% per annum with interest payable in arrears semi-annually on May 1 and November 1 beginning on May 1, 2010, and with principal payable at the maturity of the 2019 Notes on November 1, 2019.

On April 1, 2011, we entered into a Second Supplement to Master Note Purchase Agreement with certain accredited institutional investors (the "Second Supplement"), pursuant to which we issued and sold to the investors on that date $250 million of senior uncollateralized notes at fixed interest rates with interest payable in arrears semi-annually on October 1 and April 1 beginning on October 1, 2011 in a private placement. Of these notes, $100 million will mature on April 1, 2016 with an annual interest rate of 3.30% (the "2016 Notes"), $50 million will mature on April 1, 2018 with an annual interest rate of 4.00% (the "2018 Notes"), and $100 million will mature on April 1, 2021 with an annual interest rate of 4.64% (the "2021 Notes").

The 2015 Notes, 2016 Notes, 2018 Notes, 2019 Notes, and 2021 Notes (collectively, the "Senior Notes") are uncollateralized obligations and rank equally in right of payment with each of the Senior Notes and obligations under our senior uncollateralized revolving credit facility. The Senior Notes are subject to representations, warranties, covenants and events of default. Upon the occurrence of an event of default, payment of the Senior Notes may be accelerated by the holders of the respective notes. The Senior Notes may also be prepaid at any time in whole or from time to time in any part (not less than 5% of the then-outstanding principal amount) by us at par plus a make-whole amount determined in respect of the remaining scheduled interest payments on the Senior Notes, using a discount rate of the then current market standard for United States treasury bills plus 0.50%. In addition, we will be required to offer to prepay the Senior Notes upon certain changes in control.

We may issue additional series of senior uncollateralized notes pursuant to the terms and conditions of the Master Note Agreement, provided that the purchasers of the Senior Notes shall not have any obligation to purchase any additional notes issued pursuant to the Master Note Agreement and the aggregate principal amount of the outstanding notes and any additional notes issued pursuant to the Master Note Agreement shall not exceed $750 million. We currently have $600 million of Notes outstanding under the Master Note Agreement.

As of December 31, 2011, we had the following contractual obligations (in thousands):

	Payments Due by Period				
Recorded Obligations	**Total**	**Less Than 1 Year**	**1 to 3 Years**	**3 to 5 Years**	**Over 5 years**
Long-term debt	$ 1,178,657	$ 5,899	$ 9,348	$ 801,911	$ 361,499
Cash interest payments	265,826	48,022	93,693	69,940	54,171

Long-term debt payments include:

1) $519.0 million in principal payments due July 2016 related to our credit facility. Our credit facility bears interest, at our option, at either the base rate plus the applicable base rate margin (approximately 3.65% at December 31, 2011) on base rate loans, or the Eurodollar rate plus the applicable Eurodollar margin (approximately 1.70% at December 31, 2011) on Eurodollar loans. As of December 31, 2011, our credit facility allowed us to borrow up to $1.2 billion.

2) $175.0 million in principal payments due 2015 related to our 2015 Notes. Holders of the 2015 Notes may require us to purchase their notes in cash at a purchase price of 100% of the principal amount of the 2015 Notes plus accrued and unpaid interest, if any, upon a change in control, as defined in the Master Note Purchase Agreement. The 2015 Notes bear interest at a rate of 6.22%.

3) $100.0 million in principal payments due 2016 related to our 2016 Notes. Holders of the 2016 Notes may require us to purchase their notes in cash at a purchase price of 100% of the principal amount of the 2016 Notes plus accrued and unpaid interest, if any, upon a change in control, as defined in the Master Note Purchase Agreement. The 2016 Notes bear interest at a rate of 3.30%.

4) $50.0 million in principal payments due 2018 related to our 2018 Notes. Holders of the 2018 Notes may require us to purchase their notes in cash at a purchase price of 100% of the principal amount of the 2018 Notes plus accrued and unpaid interest, if any, upon a change in control, as defined in the Master Note Purchase Agreement. The 2018 Notes bear interest at a rate of 4.00%.

5) $175.0 million in principal payments due 2019 related to our 2019 Notes. Holders of the 2019 Notes may require us to purchase their notes in cash at a purchase price of 100% of the principal amount of the 2019 Notes plus accrued and unpaid interest, if any, upon a change in control, as defined in the Master Note Purchase Agreement. The 2019 Notes bear interest at a rate of 5.25%.

6) $100.0 million in principal payments due 2021 related to our 2021 Notes. Holders of the 2021 Notes may require us to purchase their notes in cash at a purchase price of 100% of the principal amount of the 2021 Notes plus accrued and unpaid interest, if any, upon a change in control, as defined in the Master Note Purchase Agreement. The 2021 Notes bear interest at a rate of 4.64%.

7) $38.5 million in principal payments related to our tax-exempt bonds, which bear interest at variable rates (between 0.18% and 0.19%) at December 31, 2011. The tax-exempt bonds have maturity dates ranging from 2012 to 2033.

8) $18.4 million in principal payments related to our notes payable to sellers. Our notes payable to sellers bear interest at rates between 2.50% and 10.35% at December 31, 2011, and have maturity dates ranging from 2012 to 2036.

9) $2.8 million in principal payments related to our notes payable to third parties. Our notes payable to third parties bear interest at rates between 6.7% and 10.9% at December 31, 2011, and have maturity dates ranging from 2012 to 2019.

The following assumptions were made in calculating cash interest payments:

1) We calculated cash interest payments on the credit facility using the Eurodollar rate plus the applicable Eurodollar margin at December 31, 2011. We assumed the credit facility is paid off when it matures in July 2016.

2) We calculated cash interest payments on our interest rate swaps using the stated interest rate in the swap agreement less the Eurodollar rate through the earlier expiration of the term of the swaps or the term of the credit facility.

Unrecorded Obligations[1]	Amount of Commitment Expiration Per Period (amounts in thousands) Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years
Operating leases	$ 72,104	$ 12,049	$ 18,251	$ 12,842	$ 28,962

(1) We are party to operating lease agreements as discussed in Note 11 to the consolidated financial statements. These lease agreements are established in the ordinary course of our business and are designed to provide us with access to facilities at competitive, market-driven prices. These arrangements have not materially affected our financial position, results of operations or liquidity during the year ended December 31, 2011, nor are they expected to have a material impact on our future financial position, results of operations or liquidity.

We have obtained standby letters of credit as discussed in Note 8 to the consolidated financial statements and financial surety bonds as discussed in Note 11 to the consolidated financial statements. These standby letters of credit and financial surety bonds are generally obtained to support our financial assurance needs and landfill operations. These arrangements have not materially affected our financial position, results of operations or liquidity during the year ended December 31, 2011, nor are they expected to have a material impact on our future financial position, results of operations or liquidity.

From time to time, we evaluate our existing operations and their strategic importance to us. If we determine that a given operating unit does not have future strategic importance, we may sell or otherwise dispose of those operations. Although we believe our reporting units would not be impaired by such dispositions, we could incur losses on them.

New Accounting Pronouncements

See Note 1 to the consolidated financial statements for a description of the new accounting standards that are applicable to us.

Non-GAAP Financial Measures

Free Cash Flow

We present free cash flow, a non-GAAP financial measure, supplementally because it is widely used by investors as a valuation and liquidity measure in the solid waste industry. We define free cash flow as net cash provided by operating activities, plus proceeds from disposal of assets, plus or minus change in book overdraft, plus excess tax benefit associated with equity-based compensation, less capital expenditures for property and equipment and distributions to noncontrolling interests. This measure is not a substitute for, and should be used in conjunction with, GAAP liquidity or financial measures. Management uses free cash flow as one of the principal measures to evaluate and monitor the ongoing financial performance of our operations. Other companies may calculate free cash flow differently. Our free cash flow for the years ended December 31, 2011 and 2010, is calculated as follows (amounts in thousands):

	Years Ended December 31, 2011	2010	2009
Net cash provided by operating activities	$ 388,170	$ 332,179	$ 306,194
Plus/less: Change in book overdraft	(227)	279	7,802
Plus: Proceeds from disposal of assets	4,434	6,659	5,061
Plus: Excess tax benefit associated with equity-based compensation	4,763	11,997	4,054
Less: Capital expenditures for property and equipment	(141,924)	(134,829)	(128,251)
Less: Distributions to noncontrolling interests	(675)	-	-
Free cash flow	$ 254,541	$ 216,285	$ 194,860

Adjusted Operating Income Before Depreciation and Amortization

We present adjusted operating income before depreciation and amortization, a non-GAAP financial measure, supplementally because it is widely used by investors as a performance and valuation measure in the solid waste industry. We define adjusted operating income before depreciation and amortization as operating income, plus depreciation and amortization expense, plus closure and post-closure accretion expense, plus or minus any gain or loss on disposal of assets. We further adjust this calculation to exclude the effects of items management believes impact the ability to assess the operating performance of our business. This measure is not a substitute for, and should be used in conjunction with, GAAP financial measures. Management uses adjusted operating income before depreciation and amortization as one of the principal measures to evaluate and monitor the ongoing financial performance of our operations. Other companies may calculate adjusted operating income before depreciation and amortization differently. Our adjusted

operating income before depreciation and amortization for the years ended December 31, 2011, 2010 and 2009, is calculated as follows (amounts in thousands):

	Years Ended December 31,		
	2011	2010	2009
Operating income	$ 317,062	$ 272,383	$ 230,675
Plus: Depreciation and amortization	167,100	147,456	130,758
Plus: Closure and post-closure accretion	1,967	1,766	2,055
Plus/less: Loss (gain) on disposal of assets	1,657	571	(481)
Adjustments:			
Plus: Acquisition-related transaction costs (a)	1,744	2,081	3,987
Plus: Loss on prior corporate office lease (b)	-	-	1,839
Adjusted operating income before depreciation and amortization	$ 489,530	$ 424,257	$ 368,833

(a) Reflects the addback of acquisition-related costs.
(b) Reflects the addback of a loss on our prior corporate office lease due to the relocation of our corporate offices.

Reconciliation of Net Income to Adjusted Net Income and Adjusted Net Income per diluted share

Adjusted net income and adjusted net income per diluted share, both non-GAAP financial measures, are provided supplementally because they are widely used by investors as a valuation measure in the solid waste industry. We provide adjusted net income to exclude the effects of items management believes impact the comparability of operating results between periods. Adjusted net income has limitations due to the fact that it may exclude items that have an impact on our financial condition and results of operations. Adjusted net income and adjusted net income per diluted share are not a substitute for, and should be used in conjunction with, GAAP financial measures. Management uses adjusted net income and adjusted net income per diluted share as one of the principal measures to evaluate and monitor the ongoing financial performance of our operations. Other companies may calculate adjusted net income and adjusted net income per diluted share differently.

	Years Ended December 31,		
	2011	2010	2009
Reported net income attributable to Waste Connections	$ 165,239	$ 135,104	$ 109,825
Adjustments:			
Swap termination costs, net of taxes (a)	-	-	5,753
Loss on extinguishment of debt, net of taxes (b)	-	6,320	-
Acquisition-related transaction costs, net of taxes (c)	1,327	1,290	2,630
Loss on prior corporate office lease, net of taxes (d)	-	-	1,144
Loss (gain) on disposal of assets, net of taxes (e)	1,027	776	(299)
Impact of deferred tax adjustment (f)	-	1,547	(1,142)
Adjusted net income attributable to Waste Connections	$ 167,593	$ 145,037	$ 117,911
Diluted earnings per common share attributable to Waste Connections common stockholders:			
Reported net income	$ 1.45	$ 1.16	$ 0.91
Adjusted net income	$ 1.48	$ 1.24	$ 0.98

(a) Reflects the elimination of costs associated with the termination of a notional $175 million of interest rate swaps.

(b) Reflects the elimination of costs associated with early redemption of outstanding debt.

(c) Reflects the elimination of acquisition-related costs.

(d) Reflects the elimination of a loss on our prior corporate office lease due to the relocation of our corporate offices.

(e) Reflects the elimination of a loss (gain) on disposal of assets.

(f) Reflects (1) the elimination in 2009 of a benefit to the income tax provision primarily from a reduction in our deferred tax liabilities and (2) the elimination in 2010 of an increase to the income tax provision associated with an adjustment in our deferred tax liabilities primarily resulting from a voter-approved increase in Oregon state income tax rates.

Inflation

Other than volatility in fuel prices, inflation has not materially affected our operations in recent years. Consistent with industry practice, many of our contracts allow us to pass through certain costs to our customers, including increases in landfill tipping fees and, in some cases, fuel costs. Therefore, we believe that we should be able to increase prices to offset many cost increases that result from inflation in the ordinary course of business. However, competitive pressures or delays in the timing of rate increases under our contracts may require us to absorb at least part of these cost increases, especially if cost increases exceed the average rate of inflation. Management's estimates associated with inflation have an impact on our accounting for landfill liabilities.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the normal course of business, we are exposed to market risk, including changes in interest rates and prices of certain commodities. We use hedge agreements to manage a portion of our risks related to interest rates and fuel prices. While we are exposed to credit risk in the event of non-performance by counterparties to our hedge agreements, in all cases such counterparties are highly rated financial institutions and we do not anticipate non-performance. We do not hold or issue derivative financial instruments for trading purposes. We monitor our hedge positions by regularly evaluating the positions at market and by performing sensitivity analyses over the unhedged fuel and variable rate debt positions.

At December 31, 2011, our derivative instruments included three interest rate swap agreements that effectively fix the interest rate on the applicable notional amounts of our variable rate debt as follows (dollars in thousands):

Date Entered	Notional Amount	Fixed Interest Rate Paid*	Variable Interest Rate Received	Effective Date	Expiration Date
March 2009	$ 175,000	2.85%	1-month LIBOR	February 2011	February 2014
August 2011	$ 150,000	0.80%	1-month LIBOR	April 2012	January 2015
December 2011	$ 175,000	1.60%	1-month LIBOR	February 2014	February 2017

* plus applicable margin.

Under derivatives and hedging guidance, all the interest rate swap agreements are considered cash flow hedges for a portion of our variable rate debt, and we apply hedge accounting to account for these instruments. The notional amounts and all other significant terms of the swap agreements are matched to the provisions and terms of the variable rate debt being hedged.

On October 26, 2009, we terminated two of our interest rate swap agreements in conjunction with issuing our 2019 Notes. We terminated an interest rate swap in the amount of $75 million that would have expired in March 2011 and an interest rate swap in the amount of $100 million that would have expired in June 2011. As a result of terminating these interest rate swaps, we made a cash payment of $9.2 million to the counterparty of the swap agreements. Further, because we used the proceeds of the 2019 Notes to reduce the borrowings under our senior uncollateralized revolving credit facility, it is no longer probable that the forecasted transactions that were being hedged by these interest rate swap agreements will occur. Therefore, we recorded a charge of $9.2 million to other expense in the fourth quarter of 2009.

We have performed sensitivity analyses to determine how market rate changes will affect the fair value of our unhedged floating rate debt. Such an analysis is inherently limited in that it reflects a singular, hypothetical set of assumptions. Actual market movements may vary significantly from our assumptions. Fair value sensitivity is not necessarily indicative of the ultimate cash flow or earnings effect we would recognize from the assumed market rate movements. We are exposed to cash flow risk due to changes in interest rates with respect to the unhedged floating rate balances owed at December 31, 2011 and 2010, of $382.5 million and $325.4 million, respectively, including floating rate debt under our credit facility and floating rate municipal bond obligations. A one percentage point increase in interest rates on our variable-rate debt as of December 31, 2011 and 2010, would decrease our annual pre-tax income by approximately $3.8 million and $3.3 million, respectively. All of our remaining debt instruments are at fixed rates, or effectively fixed under the interest rate swap agreements described above; therefore, changes in market interest rates under these instruments would not significantly impact our cash flows or results of operations, subject to counterparty default risk.

The market price of diesel fuel is unpredictable and can fluctuate significantly. We purchase approximately 28 million gallons of diesel fuel per year; therefore, a significant increase in the price of fuel could adversely affect our business and reduce our operating margins. To manage a portion of this risk, in 2008, we entered into fuel hedge agreements related to forecasted diesel fuel purchases.

At December 31, 2011, our derivative instruments included one fuel hedge agreement as follows:

Date Entered	Notional Amount (in gallons per month)	Diesel Rate Paid Fixed (per gallon)	Diesel Rate Received Variable	Effective Date	Expiration Date
December 2008	400,000	$ 3.03	DOE Diesel Fuel Index*	January 2012	December 2012

*If the national U.S. on-highway average price for a gallon of diesel fuel ("average price"), as published by the Department of Energy, exceeds the contract price per gallon, we receive the difference between the average price and the contract price (multiplied by the notional number of gallons) from the counterparty. If the average price is less than the contract price per gallon, we pay the difference to the counterparty.

Under derivatives and hedging guidance, the fuel hedge is considered a cash flow hedge for a portion of our forecasted diesel fuel purchases, and we apply hedge accounting to account for this instrument.

We have performed sensitivity analyses to determine how market rate changes will affect the fair value of our unhedged diesel fuel purchases. Such an analysis is inherently limited in that it reflects a singular, hypothetical set of assumptions. Actual market movements may vary significantly from our assumptions. Fair value sensitivity is not necessarily indicative of the ultimate cash flow or earnings effect we would recognize from the assumed market rate movements. For the year ending December 31, 2012, we expect to purchase approximately 28 million gallons of diesel fuel, of which 23.2 million gallons will be purchased at market prices and 4.8 million gallons will be purchased at prices that are fixed under our fuel hedges. With respect to the approximately 23.2 million gallons of unhedged diesel fuel we expect to purchase in 2012 at market prices, a $0.10 per gallon increase in the price of fuel over the year would decrease our pre-tax income during this period by approximately $2.3 million.

We market a variety of recyclable materials, including cardboard, office paper, plastic containers, glass bottles and ferrous and aluminum metals. We own and operate 39 recycling processing operations and sell other collected recyclable materials to third parties for processing before resale. Certain of our municipal recycling contracts in the state of Washington specify benchmark resale prices for recycled commodities. If the prices we actually receive for the processed recycled commodities collected under the contract exceed the prices specified in the contract, we share the excess with the municipality, after recovering any previous shortfalls resulting from actual market prices falling below the prices specified in the contract. To reduce our exposure to commodity price risk with respect to recycled materials, we have adopted a pricing strategy of charging collection and processing fees for recycling volume collected from third parties. In the event of a decline in recycled commodity prices, a 10% decrease in average recycled commodity prices from the average prices that were in effect during the year ended December 31, 2011 and 2010, would have had a $7.8 million and $4.6 million impact on revenues for the year ended December 31, 2011 and 2010, respectively.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

WASTE CONNECTIONS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Waste Connections, Inc.:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Waste Connections, Inc. and its subsidiaries at December 31, 2011 and December 31, 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
Sacramento, CA
February 7, 2012

WASTE CONNECTIONS, INC.
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

	December 31,	
	2011	2010
ASSETS		
Current assets:		
Cash and equivalents	$ 12,643	$ 9,873
Accounts receivable, net of allowance for doubtful accounts of $6,617 and $5,084 at December 31, 2011 and 2010, respectively	176,277	152,156
Deferred income taxes	20,630	20,130
Prepaid expenses and other current assets	39,708	33,402
Total current assets	249,258	215,561
Property and equipment, net	1,450,469	1,337,476
Goodwill	1,116,888	927,852
Intangible assets, net	449,581	381,475
Restricted assets	30,544	30,441
Other assets, net	31,265	23,179
	$ 3,328,005	$ 2,915,984
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable	$ 95,097	$ 85,252
Book overdraft	12,169	12,396
Accrued liabilities	106,243	99,075
Deferred revenue	64,694	54,157
Current portion of long-term debt and notes payable	5,899	2,657
Total current liabilities	284,102	253,537
Long-term debt and notes payable	1,172,758	909,978
Other long-term liabilities	74,324	47,637
Deferred income taxes	397,134	334,414
Total liabilities	1,928,318	1,545,566
Commitments and contingencies (Note 11)		
Equity:		
Preferred stock: $0.01 par value per share; 7,500,000 shares authorized; none issued and outstanding	-	-
Common stock: $0.01 par value per share; 250,000,000 and 150,000,000 shares authorized; 110,907,782 and 113,950,081 shares issued and outstanding at December 31, 2011 and 2010, respectively	1,109	1,139
Additional paid-in capital	408,721	509,218
Accumulated other comprehensive loss	(3,480)	(3,095)
Retained earnings	988,560	858,887
Total Waste Connections' equity	1,394,910	1,366,149
Noncontrolling interest in subsidiaries	4,777	4,269
Total equity	1,399,687	1,370,418
	$ 3,328,005	$ 2,915,984

The accompanying notes are an integral part of these consolidated financial statements.

WASTE CONNECTIONS, INC.
CONSOLIDATED STATEMENTS OF INCOME
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

	Years Ended December 31,		
	2011	2010	2009
Revenues	$ 1,505,366	$ 1,319,757	$ 1,191,393
Operating expenses:			
Cost of operations	857,580	749,487	692,415
Selling, general and administrative	161,967	149,860	138,026
Depreciation	147,036	132,874	117,796
Amortization of intangibles	20,064	14,582	12,962
Loss (gain) on disposal of assets	1,657	571	(481)
Operating income	317,062	272,383	230,675
Interest expense	(44,520)	(40,134)	(49,161)
Interest income	530	590	1,413
Loss on extinguishment of debt	-	(10,193)	-
Other income (expense), net	57	2,830	(7,551)
Income before income tax provision	273,129	225,476	175,376
Income tax provision	(106,958)	(89,334)	(64,565)
Net income	166,171	136,142	110,811
Less: Net income attributable to noncontrolling interests	(932)	(1,038)	(986)
Net income attributable to Waste Connections	$ 165,239	$ 135,104	$ 109,825
Earnings per common share attributable to Waste Connections' common stockholders:			
Basic	$ 1.47	$ 1.17	$ 0.92
Diluted	$ 1.45	$ 1.16	$ 0.91
Shares used in the per share calculations:			
Basic	112,720,444	115,646,173	119,119,601
Diluted	113,583,486	116,894,204	120,506,162
Cash dividends per common share	$ 0.315	$ 0.075	$ -

The accompanying notes are an integral part of these consolidated financial statements.

WASTE CONNECTIONS, INC.
CONSOLIDATED STATEMENTS OF EQUITY AND COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(IN THOUSANDS, EXCEPT SHARE AMOUNTS)

		WASTE CONNECTIONS' EQUITY						
	COMPREHENSIVE INCOME	COMMON STOCK SHARES	COMMON STOCK AMOUNT	ADDITIONAL PAID-IN CAPITAL	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	RETAINED EARNINGS	NONCONTROLLING INTERESTS	TOTAL
Balances at December 31, 2008		119,763,358	$ 798	$ 661,555	$ (23,937)	$ 622,913	$ 668	$ 1,261,997
Vesting of restricted stock units		410,461	3	(3)	-	-	-	-
Tax withholdings related to net share settlements of restricted stock units		(138,733)	(1)	(2,556)	-	-	-	(2,557)
Equity-based compensation		-	-	9,336	-	-	-	9,336
Exercise of stock options and warrants		1,236,780	8	15,389	-	-	-	15,397
Excess tax benefit associated with equity-based compensation		-	-	4,054	-	-	-	4,054
Repurchase of common stock		(3,373,242)	(22)	(62,602)	-	-	-	(62,624)
Amounts reclassified into earnings, net of taxes		-	-	-	14,416	-	-	14,416
Changes in fair value of swaps, net of taxes		-	-	-	4,629	-	-	4,629
Fair value of noncontrolling interest associated with business acquired		-	-	-	-	-	1,577	1,577
Net income	$ 110,811	-	-	-	-	109,825	986	110,811
Other comprehensive income	30,743	-	-	-	-	-	-	-
Income tax effect of other comprehensive income	(11,698)	-	-	-	-	-	-	-
Comprehensive income	129,856	-	-	-	-	-	-	-
Comprehensive income attributable to noncontrolling interests	(986)	-	-	-	-	-	-	-
Comprehensive income attributable to Waste Connections	$ 128,870	-	-	-	-	-	-	-
Balances at December 31, 2009		117,898,624	$ 786	$ 625,173	$ (4,892)	$ 732,738	$ 3,231	$ 1,357,036
Stock split		-	394	-	-	(394)	-	-
Vesting of restricted stock units		511,196	5	(5)	-	-	-	-
Tax withholdings related to net share settlements of restricted stock units		(175,776)	(2)	(3,781)	-	-	-	(3,783)
Equity-based compensation		-	-	11,331	-	-	-	11,331
Exercise of stock options and warrants		2,572,195	25	33,049	-	-	-	33,074
Excess tax benefit associated with equity-based compensation		-	-	11,997	-	-	-	11,997
Repurchase of common stock		(6,889,017)	(69)	(166,251)	-	-	-	(166,320)
Cash dividends on common stock		-	-	-	-	(8,561)	-	(8,561)
Reacquisition of equity component resulting from conversion of 2026 Convertible Senior Notes		-	-	(2,295)	-	-	-	(2,295)
Issuance of shares in connection with conversion of 2026 Convertible Senior Notes		32,859	-	-	-	-	-	-
Amounts reclassified into earnings, net of taxes		-	-	-	8,050	-	-	8,050
Changes in fair value of swaps, net of taxes		-	-	-	(6,253)	-	-	(6,253)
Net income	$ 136,142	-	-	-	-	135,104	1,038	136,142
Other comprehensive income	2,873	-	-	-	-	-	-	-
Income tax effect of other comprehensive income	(1,076)	-	-	-	-	-	-	-
Comprehensive income	137,939	-	-	-	-	-	-	-
Comprehensive income attributable to noncontrolling interests	(1,038)	-	-	-	-	-	-	-
Comprehensive income attributable to Waste Connections	$ 136,901	-	-	-	-	-	-	-
Balances at December 31, 2010		113,950,081	$ 1,139	$ 509,218	$ (3,095)	$ 858,887	$ 4,269	$ 1,370,418
Vesting of restricted stock units		545,223	6	(6)	-	-	-	-
Tax withholdings related to net share settlements of restricted stock units		(186,811)	(2)	(5,509)	-	-	-	(5,511)
Equity-based compensation		-	-	11,879	-	-	-	11,879
Exercise of stock options and warrants		407,012	4	5,155	-	-	-	5,159
Excess tax benefit associated with equity-based compensation		-	-	4,763	-	-	-	4,763
Repurchase of common stock		(3,807,723)	(38)	(116,779)	-	-	-	(116,817)
Cash dividends on common stock		-	-	-	-	(35,566)	-	(35,566)
Amounts reclassified into earnings, net of taxes		-	-	-	934	-	-	934
Changes in fair value of swaps, net of taxes		-	-	-	(1,319)	-	-	(1,319)
Distributions to noncontrolling interests		-	-	-	-	-	(675)	(675)
Fair value of noncontrolling interest associated with business acquired		-	-	-	-	-	251	251
Net income	$ 166,171	-	-	-	-	165,239	932	166,171
Other comprehensive loss	(621)	-	-	-	-	-	-	-
Income tax effect of other comprehensive loss	236	-	-	-	-	-	-	-
Comprehensive income	165,786	-	-	-	-	-	-	-
Comprehensive income attributable to noncontrolling interests	(932)	-	-	-	-	-	-	-
Comprehensive income attributable to Waste Connections	$ 164,854	-	-	-	-	-	-	-
Balances at December 31, 2011		110,907,782	$ 1,109	$ 408,721	$ (3,480)	$ 988,560	$ 4,777	$ 1,399,687

The accompanying notes are an integral part of these consolidated financial statements.

WASTE CONNECTIONS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

	Years Ended December 31,		
	2011	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 166,171	$ 136,142	$ 110,811
Adjustments to reconcile net income to net cash provided by operating activities:			
Loss (gain) on disposal of assets	1,657	571	(481)
Depreciation	147,036	132,874	117,796
Amortization of intangibles	20,064	14,582	12,962
Deferred income taxes, net of acquisitions	50,989	26,431	38,224
Loss on redemption of 2026 Convertible Senior Notes, net of make-whole payment	-	2,255	-
Amortization of debt issuance costs	1,420	1,574	1,942
Amortization of debt discount	-	1,245	4,684
Equity-based compensation	11,879	11,331	9,336
Interest income on restricted assets	(454)	(511)	(488)
Closure and post-closure accretion	1,967	1,766	2,055
Excess tax benefit associated with equity-based compensation	(4,763)	(11,997)	(4,054)
Changes in operating assets and liabilities, net of effects from acquisitions:			
Accounts receivable, net	(14,507)	(9,321)	(4,328)
Prepaid expenses and other current assets	(4,236)	3,304	(8,032)
Accounts payable	(2,912)	(853)	13,218
Deferred revenue	4,161	3,244	(309)
Accrued liabilities	10,355	19,086	9,070
Other long-term liabilities	(657)	456	3,788
Net cash provided by operating activities	388,170	332,179	306,194
CASH FLOWS FROM INVESTING ACTIVITIES:			
Payments for acquisitions, net of cash acquired	(258,352)	(81,010)	(420,011)
Capital expenditures for property and equipment	(141,924)	(134,829)	(128,251)
Proceeds from disposal of assets	4,434	6,659	5,061
Decrease (increase) in restricted assets, net of interest income	351	(2,552)	(3,880)
Increase in other assets	(5,014)	(2,492)	(1,146)
Net cash used in investing activities	(400,505)	(214,224)	(548,227)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from long-term debt	592,500	483,253	426,500
Principal payments on notes payable and long-term debt	(421,872)	(467,660)	(401,970)
Change in book overdraft	(227)	279	7,802
Proceeds from option and warrant exercises	5,159	33,074	15,397
Excess tax benefit associated with equity-based compensation	4,763	11,997	4,054
Payments for repurchase of common stock	(116,817)	(166,320)	(62,624)
Payments for cash dividends	(35,566)	(8,561)	-
Tax withholdings related to net share settlements of restricted stock units	(5,511)	(3,783)	(2,557)
Distributions to noncontrolling interests	(675)	-	-
Debt issuance costs	(6,649)	-	(194)
Net cash provided by (used in) financing activities	15,105	(117,721)	(13,592)
Net increase (decrease) in cash and equivalents	2,770	234	(255,625)
Cash and equivalents at beginning of year	9,873	9,639	265,264
Cash and equivalents at end of year	$ 12,643	$ 9,873	$ 9,639

The accompanying notes are an integral part of these consolidated financial statements.

WASTE CONNECTIONS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

SUPPLEMENTARY DISCLOSURES OF CASH FLOW INFORMATION AND NON-CASH TRANSACTIONS:

	Years Ended December 31,		
	2011	2010	2009
Cash paid for income taxes	$ 52,729	$ 50,111	$ 26,848
Cash paid for interest	$ 39,499	$ 39,913	$ 41,662
In connection with its acquisitions, the Company assumed liabilities as follows:			
Fair value of assets acquired	$ 404,550	$ 107,144	$ 461,120
Cash paid for current year acquisitions	(257,852)	(81,010)	(416,853)
Liabilities assumed and notes payable issued to sellers of businesses acquired	$ 146,698	$ 26,134	$ 44,267

The accompanying notes are an integral part of these consolidated financial statements.

1. ORGANIZATION, BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Waste Connections, Inc. ("WCI" or the "Company") was incorporated in Delaware on September 9, 1997, and commenced its operations on October 1, 1997, through the purchase of certain solid waste operations in the state of Washington. The Company is an integrated, non-hazardous solid waste services company that provides collection, transfer, disposal and recycling services to commercial, industrial and residential customers. The Company also provides intermodal services for the movement of containers in the Pacific Northwest.

Basis of Presentation

These consolidated financial statements include the accounts of WCI and its wholly-owned and majority-owned subsidiaries. The consolidated entity is referred to herein as the Company. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at purchase to be cash equivalents. The Company did not have any cash equivalents at December 31, 2011 or 2010.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, restricted assets and accounts receivable. The Company maintains cash and cash equivalents with banks that at times exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions. The Company's restricted assets are invested primarily in U.S. government and agency securities. The Company has not experienced any losses related to its cash and cash equivalent or restricted asset accounts. The Company generally does not require collateral on its trade receivables. Credit risk on accounts receivable is minimized as a result of the large and diverse nature of the Company's customer base. The Company maintains allowances for losses based on the expected collectability of accounts receivable.

Revenue Recognition and Accounts Receivable

Revenues are recognized when persuasive evidence of an arrangement exists, the service has been provided, the price is fixed or determinable and collection is reasonably assured. Certain customers are billed in advance and, accordingly, recognition of the related revenues is deferred until the services are provided. In accordance with revenue recognition guidance, any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer is presented in the statements of income on a net basis (excluded from revenues).

The Company's receivables are recorded when billed or accrued and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value. The Company estimates its allowance for doubtful accounts based on historical collection trends, type of customer such as municipal or non-municipal, the age of outstanding receivables and existing economic conditions. If events or changes in circumstances indicate that specific receivable balances may be impaired, further consideration is given to the collectability of those balances and the allowance is adjusted accordingly. Past-due receivable balances are written off when the Company's internal collection efforts have been unsuccessful in collecting the amount due.

Property and Equipment

Property and equipment are stated at cost. Improvements or betterments, not considered to be maintenance and repair, which add new functionality or significantly extend the life of an asset are capitalized. Third-party expenditures related to pending development projects, such as legal and engineering expenses, are capitalized. Expenditures for maintenance and repair costs, including planned major maintenance activities, are charged to expense as incurred. The cost of assets retired or otherwise disposed of and the related

accumulated depreciation are eliminated from the accounts in the year of disposal. Gains and losses resulting from disposals of property and equipment are recognized in the period in which the property and equipment is disposed. Depreciation is computed using the straight-line method over the estimated useful lives of the assets or the lease term, whichever is shorter.

The estimated useful lives are as follows:

Buildings	10 – 20 years
Land and leasehold improvements	3 – 20 years
Machinery and equipment	3 – 12 years
Rolling stock	3 – 10 years
Containers	5 – 12 years
Rail cars	20 years

Landfill Accounting

The Company utilizes the life cycle method of accounting for landfill costs. This method applies the costs to be capitalized associated with acquiring, developing, closing and monitoring the landfills over the associated consumption of landfill capacity. The Company utilizes the units of consumption method to amortize landfill development costs over the estimated remaining capacity of a landfill. Under this method, the Company includes future estimated construction costs using current dollars, as well as costs incurred to date, in the amortization base. When certain criteria are met, the Company includes expansion airspace, which has not been permitted, in the calculation of the total remaining capacity of the landfill.

– Landfill development costs. Landfill development costs include the costs of acquisition, construction associated with excavation, liners, site berms, groundwater monitoring wells, gas recovery systems and leachate collection systems. The Company estimates the total costs associated with developing each landfill site to its final capacity. This includes certain projected landfill site costs that are uncertain because they are dependent on future events and thus actual costs could vary significantly from estimates. The total cost to develop a site to its final capacity includes amounts previously expended and capitalized, net of accumulated depletion, and projections of future purchase and development costs, liner construction costs, and operating construction costs. Total landfill costs include the development costs associated with expansion airspace. Expansion airspace is addressed below.

– Final capping, closure and post-closure obligations. The Company accrues for estimated final capping, closure and post-closure maintenance obligations at the landfills it owns and four of the five landfills that it operates, but does not own under life-of-site agreements. Accrued final capping, closure and post-closure costs represent an estimate of the current value of the future obligation associated with final capping, closure and post-closure monitoring of non-hazardous solid waste landfills currently owned or operated under life-of-site agreements by the Company. Final capping costs represent the costs related to installation of clay liners, drainage and compacted soil layers and topsoil constructed over areas of the landfill where total airspace capacity has been consumed. Closure and post-closure monitoring and maintenance costs represent the costs related to cash expenditures yet to be incurred when a landfill facility ceases to accept waste and closes. Accruals for final capping, closure and post-closure monitoring and maintenance requirements in the U.S. consider site inspection, groundwater monitoring, leachate management, methane gas control and recovery, and operating and maintenance costs to be incurred during the period after the facility closes. Certain of these environmental costs, principally capping and methane gas control costs, are also incurred during the operating life of the site in accordance with the landfill operation requirements of Subtitle D and the air emissions standards. Daily maintenance activities, which include many of these costs, are expensed as incurred during the operating life of the landfill. Daily maintenance activities include leachate disposal; surface water, groundwater, and methane gas monitoring and maintenance; other pollution control activities; mowing and fertilizing the landfill final cap; fence and road maintenance; and third party inspection and reporting costs. Site specific final capping, closure and post-closure engineering cost estimates are prepared annually for landfills owned or operated under life-of-site agreements by the Company for which it is responsible for final capping, closure and post-closure.

The net present value of landfill final capping, closure and post-closure liabilities are calculated by estimating the total obligation in current dollars, inflating the obligation based upon the expected date of the expenditure and discounting the inflated total to its present value using a credit-adjusted risk-free rate. Any changes in expectations that result in an upward revision to the estimated undiscounted cash flows are treated as a new liability and are inflated and discounted at rates reflecting current market conditions.

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

Any changes in expectations that result in a downward revision (or no revision) to the estimated undiscounted cash flows result in a liability that is inflated and discounted at rates reflecting the market conditions at the time the cash flows were originally estimated. This policy results in the Company's capping, closure and post-closure liabilities being recorded in "layers." At January 1, 2011, the Company decreased its discount rate assumption for purposes of computing 2011 "layers" for final capping, closure and post-closure obligations from 6.5% to 5.75%, in order to more accurately reflect the Company's long-term cost of borrowing as of the end of 2010. The Company's inflation rate assumption was 2.5% for the years ending December 31, 2011 and 2010.

In accordance with the accounting guidance on asset retirement obligations, the final capping, closure and post-closure liability is recorded on the balance sheet along with an offsetting addition to site costs which is amortized to depletion expense on a units-of-consumption basis as remaining landfill airspace is consumed. The impact of changes determined to be changes in estimates, based on an annual update, is accounted for on a prospective basis. Depletion expense resulting from final capping, closure and post-closure obligations recorded as a component of landfill site costs will generally be less during the early portion of a landfill's operating life and increase thereafter. Owned landfills and landfills operated under life-of-site agreements have estimated remaining lives, based on remaining permitted capacity, probable expansion capacity and projected annual disposal volumes, that range from approximately 1 to 188 years, with an average remaining life of approximately 48 years. The costs for final capping, closure and post-closure obligations at landfills the Company owns or operates under life-of-site agreements are generally estimated based on interpretations of current requirements and proposed or anticipated regulatory changes.

The estimates for landfill final capping, closure and post-closure costs consider when the costs would actually be paid and factor in inflation and discount rates. Interest is accreted on the recorded liability using the corresponding discount rate. When using discounted cash flow techniques, reliable estimates of market premiums may not be obtainable. In the waste industry, there is no market for selling the responsibility for final capping, closure and post-closure obligations independent of selling the landfill in its entirety. Accordingly, the Company does not believe that it is possible to develop a methodology to reliably estimate a market risk premium and has therefore excluded any such market risk premium from its determination of expected cash flows for landfill asset retirement obligations. The possibility of changing legal and regulatory requirements and the forward-looking nature of these types of costs make any estimation or assumption less certain.

The following is a reconciliation of the Company's final capping, closure and post-closure liability balance from December 31, 2009 to December 31, 2011:

Final capping, closure and post-closure liability at December 31, 2009	$	32,235
Adjustments to final capping, closure and post-closure liabilities		(6,990)
Liabilities incurred		2,513
Accretion expense		1,766
Closure payments		(1,133)
Assumption of closure liabilities from acquisitions		146
Final capping, closure and post-closure liability at December 31, 2010		28,537
Adjustments to final capping, closure and post-closure liabilities		(1,038)
Liabilities incurred		2,088
Accretion expense		1,967
Closure payments		(2,100)
Assumption of closure liabilities from acquisitions		1,429
Final capping, closure and post-closure liability at December 31, 2011	$	30,883

The adjustments to final capping, closure and post-closure liabilities for the year ended December 31, 2011, primarily consisted of an increase in estimated airspace at one of the Company's landfills at which an expansion is being pursued. The adjustments to final capping, closure and post-closure liabilities for the year ended December 31, 2010, primarily consisted of revisions in capping, closure and post-closure cost estimates related to a landfill acquired from Republic Services, Inc., as well as decreases in estimates of annual tonnage consumption. The final capping, closure and post-closure liability is included in Other long-term liabilities in the Consolidated Balance Sheets. The Company performs its annual review of its cost and capacity estimates in the first quarter of each year.

At December 31, 2011, $28,190 of the Company's restricted assets balance was for purposes of securing its performance of future final capping, closure and post-closure obligations.

– Disposal capacity. The Company's internal and third-party engineers perform surveys at least annually to estimate the remaining disposal capacity at its landfills. This is done by using surveys and other methods to calculate, based on the terms of the permit, height restrictions and other factors, how much airspace is left to fill and how much waste can be disposed of at a landfill before it has reached its final capacity. The Company's landfill depletion rates are based on the remaining disposal capacity, considering both permitted and probable expansion airspace, at the landfills it owns, and landfills it operates, but does not own, under life-of-site agreements. The Company's landfill depletion rate is based on the term of the operating agreement at its operated landfill that has capitalized expenditures. Expansion airspace consists of additional disposal capacity being pursued through means of an expansion that has not yet been permitted. Expansion airspace that meets the following criteria is included in the estimate of total landfill airspace:

1) whether the land where the expansion is being sought is contiguous to the current disposal site, and the Company either owns the expansion property or has rights to it under an option, purchase, operating or other similar agreement;
2) whether total development costs, final capping costs, and closure/post-closure costs have been determined;
3) whether internal personnel have performed a financial analysis of the proposed expansion site and have determined that it has a positive financial and operational impact;
4) whether internal personnel or external consultants are actively working to obtain the necessary approvals to obtain the landfill expansion permit; and
5) whether the Company considers it probable that the Company will achieve the expansion (for a pursued expansion to be considered probable, there must be no significant known technical, legal, community, business, or political restrictions or similar issues existing that the Company believes are more likely than not to impair the success of the expansion).

It is possible that the Company's estimates or assumptions could ultimately be significantly different from actual results. In some cases the Company may be unsuccessful in obtaining an expansion permit or the Company may determine that an expansion permit that the Company previously thought was probable has become unlikely. To the extent that such estimates, or the assumptions used to make those estimates, prove to be significantly different than actual results, or the belief that the Company will receive an expansion permit changes adversely in a significant manner, the costs of the landfill, including the costs incurred in the pursuit of the expansion, may be subject to impairment testing, as described below, and lower profitability may be experienced due to higher amortization rates, higher capping, closure and post-closure rates, and higher expenses or asset impairments related to the removal of previously included expansion airspace.

The Company periodically evaluates its landfill sites for potential impairment indicators. The Company's judgments regarding the existence of impairment indicators are based on regulatory factors, market conditions and operational performance of its landfills. Future events could cause the Company to conclude that impairment indicators exist and that its landfill carrying costs are impaired.

Business Combination Accounting

The Company accounts for business combinations as follows:

- The Company recognizes, separately from goodwill, the identifiable assets acquired and liabilities assumed at their estimated acquisition date fair values. The Company measures and recognizes goodwill as of the acquisition date as the excess of: (a) the aggregate of the fair value of consideration transferred, the fair value of any noncontrolling interest in the acquiree (if any) and the acquisition date fair value of the Company's previously held equity interest in the acquiree (if any), over (b) the fair value of net assets acquired and liabilities assumed.

- At the acquisition date, the Company measures the fair values of all assets acquired and liabilities assumed that arise from contractual contingencies. The Company measures the fair values of all noncontractual contingencies if, as of the acquisition date, it is more likely than not that the contingency will give rise to an asset or liability.

Finite-Lived Intangible Assets

The amounts assigned to the franchise agreements, contracts, customer lists and non-competition agreements are being amortized on a straight-line basis over the expected term of the related agreements (ranging from 1 to 56 years).

Goodwill and Indefinite-Lived Intangible Assets

The Company acquired indefinite-lived intangible assets in connection with certain of its acquisitions. The amounts assigned to indefinite-lived intangible assets consist of the value of certain perpetual rights to provide solid waste collection and transportation services in specified territories. The Company measures and recognizes acquired indefinite-lived intangible assets at their estimated acquisition date fair values. Indefinite-lived intangible assets are not amortized. Goodwill represents the excess of: (a) the aggregate of the fair value of consideration transferred, the fair value of any noncontrolling interest in the acquiree (if any) and the acquisition date fair value of the Company's previously held equity interest in the acquiree (if any), over (b) the fair value of assets acquired and liabilities assumed. Goodwill and intangible assets, deemed to have indefinite lives, are subject to annual impairment tests as described below. Goodwill and indefinite-lived intangibles are tested for impairment on at least an annual basis in the fourth quarter of the year.

In the fourth quarter of 2011, the Company elected to early adopt the new guidance issued by the Financial Accounting Standards Board ("FASB") related to testing goodwill for impairment. This new guidance provides the Company the option to perform a "qualitative" assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. In performing the qualitative assessment, the Company assesses relevant events and circumstances that may impact the fair value of its reporting units, including the following:

- macroeconomic conditions;
- industry and market considerations;
- cost factors;
- overall financial performance;
- Company-specific events;
- events affecting a reporting unit;
- sustained decreases in share price; and
- recent fair value calculation for the Company's reporting units, if available.

If, after assessing the above described events and circumstances, the Company determines that it is more likely than not that the fair value of a reporting unit, which it has determined to be its geographic operating segments, is greater than its carrying value, then no further testing is required. If the Company determines that it is more likely than not that the fair value is less than the carrying value, then the Company would perform the first step of quantitative testing for goodwill impairment, as described below.

In the first step of quantitative testing for goodwill impairment, the Company estimates the fair value of each reporting unit and compares the fair value with the carrying value of the net assets assigned to each unit. If the fair value of a reporting unit is greater than the carrying value of the net assets assigned to the reporting unit, then no impairment results. If the fair value is less than the carrying value, then the Company would perform a second step and determine the fair value of the goodwill. In this second step, the fair value of goodwill is determined by deducting the fair value of a reporting unit's identifiable assets and liabilities from the fair value of the reporting unit as a whole, as if that reporting unit had just been acquired and the purchase price were being initially allocated. If the fair value of the goodwill is less than its carrying value for a reporting unit, an impairment charge would be recorded to earnings in the Company's Consolidated Statements of Income. In testing indefinite-lived intangibles for impairment, the Company compares the estimated fair value of each indefinite-lived intangible to its carrying value. If the fair value of the indefinite-lived intangible is less than its carrying value, an impairment charge would be recorded to earnings in the Company's Consolidated Statements of Income.

To determine the fair value of each of the Company's reporting units as a whole and each indefinite-lived intangible asset, the Company uses discounted cash flow analyses, which require significant assumptions and estimates about the future operations of each reporting unit and the future discrete cash flows related to each indefinite-lived intangible asset. Significant judgments inherent in these analyses include the determination of appropriate discount rates, the amount and timing of expected future cash flows and growth rates. The cash flows employed in the Company's 2011 discounted cash flow analyses were based on ten-year financial

forecasts, which in turn were based on the 2012 annual budget developed internally by management. These forecasts reflect operating profit margins that were consistent with 2011 results and perpetual revenue growth rates of 3.5%. The Company's discount rate assumptions are based on an assessment of the Company's weighted average cost of capital. In assessing the reasonableness of the Company's determined fair values of its reporting units, the Company evaluates its results against its current market capitalization.

In addition, the Company would evaluate a reporting unit for impairment if events or circumstances change between annual tests indicating a possible impairment. Examples of such events or circumstances are the same as those described above for the qualitative assessment of goodwill impairment.

As a result of performing the tests for potential impairment of goodwill and indefinite-lived intangible assets, the Company determined that no impairment existed as of December 31, 2011 or 2010, and, therefore, there were no write-downs to any of its goodwill or indefinite-lived intangible assets.

Impairments of Property, Plant and Equipment and Other Intangible Assets

Property, plant, equipment and other intangible assets are carried on the Company's consolidated financial statements based on their cost less accumulated depreciation or amortization. Other intangible assets consist of long-term franchise agreements, contracts, customer lists and non-competition agreements. The recoverability of these assets is tested whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

Typical indicators that an asset may be impaired include:

- a significant adverse change in legal factors or in the business climate;
- an adverse action or assessment by a regulator;
- a more likely than not expectation that a segment or a significant portion thereof will be sold; or
- the testing for recoverability of a significant asset group within a segment.

If any of these or other indicators occur, a test of recoverability is performed by comparing the carrying value of the asset or asset group to its undiscounted expected future cash flows. If the carrying value is in excess of the undiscounted expected future cash flows, impairment is measured by comparing the fair value of the asset to its carrying value. Fair value is determined by an internally developed discounted projected cash flow analysis of the asset. Cash flow projections are sometimes based on a group of assets, rather than a single asset. If cash flows cannot be separately and independently identified for a single asset, the Company will determine whether an impairment has occurred for the group of assets for which the projected cash flows can be identified. If the fair value of an asset is determined to be less than the carrying amount of the asset or asset group, an impairment in the amount of the difference is recorded in the period that the impairment indicator occurs. Several impairment indicators are beyond the Company's control, and whether or not they will occur cannot be predicted with any certainty. Estimating future cash flows requires significant judgment and projections may vary from cash flows eventually realized. There are other considerations for impairments of landfills, as described below.

Landfills – There are certain indicators listed above that require significant judgment and understanding of the waste industry when applied to landfill development or expansion projects.

A regulator or court may deny or overturn a landfill development or landfill expansion permit application before the development or expansion permit is ultimately granted. See Note 11 for discussion of the Chaparral, New Mexico Landfill Permit Litigation, the Harper County, Kansas Landfill Permit Litigation and the Solano County, California Measure E/Landfill Expansion Litigation.

Management may periodically divert waste from one landfill to another to conserve remaining permitted landfill airspace.

Therefore, certain events could occur in the ordinary course of business and not necessarily be considered indicators of impairment due to the unique nature of the waste industry.

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

Restricted Assets

Restricted assets held by trustees consist principally of funds deposited in connection with landfill final capping, closure and post-closure obligations and other financial assurance requirements. Proceeds from these financing arrangements are directly deposited into trust funds, and the Company does not have the ability to utilize the funds in regular operating activities. See Note 9 for further information on restricted assets.

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash and equivalents, trade receivables, restricted assets, trade payables, debt instruments, interest rate swaps and fuel hedges. As of December 31, 2011 and 2010, the carrying values of cash and equivalents, trade receivables, restricted assets, and trade payables are considered to be representative of their respective fair values. The carrying values of the Company's debt instruments, excluding certain notes as listed in the table below, approximate their fair values as of December 31, 2011 and 2010, based on current borrowing rates for similar types of borrowing arrangements. The carrying values and fair values of the Company's debt instruments where the carrying values do not approximate their fair values as of December 31, 2011 and 2010, are as follows:

	Carrying Value at December 31,		Fair Value* at December 31,	
	2011	2010	2011	2010
6.22% Senior Notes due 2015	$ 175,000	$ 175,000	$ 186,305	$ 198,300
3.30% Senior Notes due 2016	$ 100,000	$ -	$ 98,980	$ -
4.00% Senior Notes due 2018	$ 50,000	$ -	$ 51,220	$ -
5.25% Senior Notes due 2019	$ 175,000	$ 175,000	$ 174,125	$ 191,316
4.64% Senior Notes due 2021	$ 100,000	$ -	$ 104,250	$ -

*Fair value based on quotes of bonds with similar ratings in similar industries

For details on the fair value of the Company's interest rate swaps and fuel hedges, refer to Note 9.

Derivative Financial Instruments

The Company recognizes all derivatives on the balance sheet at fair value. All of the Company's derivatives have been designated as cash flow hedges; therefore, the effective portion of the changes in the fair value of derivatives will be recognized in accumulated other comprehensive income (loss) until the hedged item is recognized in earnings. The ineffective portion of the changes in the fair value of derivatives will be immediately recognized in earnings. The Company classifies cash inflows and outflows from derivatives within operating activities on the statement of cash flows.

One of the Company's objectives for utilizing derivative instruments is to reduce its exposure to fluctuations in cash flows due to changes in the variable interest rates of certain borrowings issued under its credit facility. The Company's strategy to achieve that objective involves entering into interest rate swaps that are specifically designated to the Company's credit facility and accounted for as cash flow hedges.

At December 31, 2011, the Company's derivative instruments included three interest rate swap agreements as follows:

Date Entered	Notional Amount	Fixed Interest Rate Paid*	Variable Interest Rate Received	Effective Date	Expiration Date
March 2009	$ 175,000	2.85%	1-month LIBOR	February 2011	February 2014
August 2011	$ 150,000	0.80%	1-month LIBOR	April 2012	January 2015
December 2011	$ 175,000	1.60%	1-month LIBOR	February 2014	February 2017

* plus applicable margin.

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

On October 26, 2009, the Company terminated two of its interest rate swap agreements in conjunction with issuing the 2019 Notes. The Company terminated an interest rate swap in the amount of $75,000 that would have expired in March 2011 and an interest rate swap in the amount of $100,000 that would have expired in June 2011. As a result of terminating these interest rate swaps, the Company made a cash payment of $9,250 to the counterparty of the swap agreements. Further, because the Company used the proceeds of the 2019 Notes to reduce the borrowings under its senior uncollateralized revolving credit facility, it is no longer probable that the forecasted transactions that were being hedged by these interest rate swap agreements will occur. Therefore, the Company recorded a charge of $9,250 to other expense in 2009.

Another of the Company's objectives for utilizing derivative instruments is to reduce its exposure to fluctuations in cash flows due to changes in the price of diesel fuel. The Company's strategy to achieve that objective involves entering into fuel hedges that are specifically designated to certain forecasted diesel fuel purchases and accounted for as cash flow hedges.

At December 31, 2011, the Company's derivative instruments included one fuel hedge agreement as follows:

Date Entered	Notional Amount (in gallons per month)	Diesel Rate Paid Fixed (per gallon)	Diesel Rate Received Variable	Effective Date	Expiration Date
December 2008	400,000	$ 3.03	DOE Diesel Fuel Index*	January 2012	December 2012

* If the national U.S. on-highway average price for a gallon of diesel fuel ("average price"), as published by the Department of Energy, exceeds the contract price per gallon, the Company receives the difference between the average price and the contract price (multiplied by the notional number of gallons) from the counterparty. If the average price is less than the contract price per gallon, the Company pays the difference to the counterparty.

The fair values of derivative instruments designated as cash flow hedges as of December 31, 2011, are as follows:

Derivatives Designated as Cash Flow Hedges	Asset Derivatives		Liability Derivatives	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Interest rate swaps			Accrued liabilities[a]	$ (4,476)
			Other long-term liabilities	(4,642)
Fuel hedges	Prepaid expenses and other current assets[b]	$ 3,506		
Total derivatives designated as cash flow hedges		$ 3,506		$ (9,118)

(a) Represents the estimated amount of the existing unrealized losses on interest rate swaps as of December 31, 2011 (based on the interest rate yield curve at that date), included in accumulated other comprehensive loss expected to be reclassified into pre-tax earnings within the next 12 months. The actual amounts reclassified into earnings are dependent on future movements in interest rates.

(b) Represents the estimated amount of the existing unrealized gains on fuel hedges as of December 31, 2011 (based on the forward DOE diesel fuel index curve at that date), included in accumulated other comprehensive loss expected to be reclassified into pre-tax earnings within the next 12 months. The actual amounts reclassified into earnings are dependent on future movements in diesel fuel prices.

The fair values of derivative instruments designated as cash flow hedges as of December 31, 2010, are as follows:

Derivatives Designated as Cash Flow Hedges	Asset Derivatives		Liability Derivatives	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Interest rate swaps			Accrued liabilities	$ (4,988)
			Other long-term liabilities	(4,734)
Fuel hedges	Prepaid expenses and other current assets	$ 2,469		
	Other assets, net	2,261		
Total derivatives designated as cash flow hedges		$ 4,730		$ (9,722)

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

The following table summarizes the impact of the Company's cash flow hedges on the results of operations, comprehensive income and accumulated other comprehensive loss ("AOCL") as of and for the years ended December 31, 2011, 2010 and 2009:

Derivatives Designated as Cash Flow Hedges	Amount of Gain or (Loss) Recognized as AOCL on Derivatives, Net of Tax (Effective Portion)[a] Years Ended December 31, 2011	2010	2009	Statement of Income Classification	Amount of (Gain) or Loss Reclassified from AOCL into Earnings, Net of Tax (Effective Portion)[b], [c] Years Ended December 31, 2011	2010	2009
Interest rate swaps	$ (3,224)	$ (6,812)	$ 3,283	Interest expense	$ 3,598	$ 5,612	$ 9,124
Fuel hedges	1,905	559	1,346	Cost of operations	(2,664)	2,438	5,292
Total	$ (1,319)	$ (6,253)	$ 4,629		$ 934	$ 8,050	$ 14,416

(a) In accordance with the derivatives and hedging guidance, the effective portions of the changes in fair values of interest rate swaps and fuel hedges have been recorded in equity as a component of AOCL. As the critical terms of the interest rate swaps match the underlying debt being hedged, no ineffectiveness is recognized on these swaps and, therefore, all unrealized changes in fair value are recorded in AOCL. Because changes in the actual price of diesel fuel and changes in the DOE index price do not offset exactly each reporting period, the Company assesses whether the fuel hedges are highly effective using the cumulative dollar offset approach.

(b) Amounts reclassified from AOCL into earnings related to realized gains and losses on interest rate swaps are recognized when interest payments or receipts occur related to the swap contracts, which correspond to when interest payments are made on the Company's hedged debt. Amounts exclude the charge of $9,250 related to the termination of two interest rate swap agreements in October 2009.

(c) Amounts reclassified from AOCL into earnings related to realized gains and losses on fuel hedges are recognized when settlement payments or receipts occur related to the hedge contracts, which correspond to when the underlying fuel is consumed.

The Company measures and records ineffectiveness on the fuel hedges in Cost of operations in the Consolidated Statements of Income on a monthly basis based on the difference between the DOE index price and the actual price of diesel fuel purchased, multiplied by the notional number of gallons on the contracts. There was no significant ineffectiveness recognized on the fuel hedges during the years ended December 31, 2011, 2010 and 2009.

See Note 13 for further discussion on the impact of the Company's hedge accounting to its consolidated Comprehensive income and AOCL.

Income Taxes

The Company uses the liability method to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and income tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. The Company assumes the deductibility of certain costs in its income tax filings and estimates the future recovery of deferred tax assets.

The Company is required to evaluate whether the tax positions taken on its federal and state income tax returns will more likely than not be sustained upon examination by the appropriate taxing authority. If the Company determines that such tax positions will not be sustained, it records a liability for the related unrecognized tax benefits. The Company classifies its liability for unrecognized tax benefits as a current liability to the extent it anticipates making a payment within one year.

Stock-Based Compensation

The fair value of restricted stock and restricted stock units is determined based on the number of shares granted and the closing price of the Company's common stock.

All share-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized on a straight-line basis as expense over the employee's requisite service period. The Company calculates potential income tax windfalls and shortfalls under the treasury stock method by including the impact of pro forma deferred tax assets in the calculation of diluted earnings per common share. Under the stock-based compensation guidance, the Company elected to use the short-cut method to calculate the historical pool of windfall tax benefits. The Company elected to use the tax law ordering approach for purposes of determining whether an excess of tax benefit has been realized.

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

Stock-based compensation expense recognized during the years ended December 31, 2011, 2010 and 2009, was approximately $11,800 ($7,316 net of taxes), $10,980 ($6,816 net of taxes) and $9,314 ($5,860 net of taxes), respectively, and consisted of stock option and restricted stock unit expense. The Company records stock-based compensation expense in Selling, general and administrative expenses in the Consolidated Statements of Income. The total unrecognized compensation cost at December 31, 2011, related to unvested restricted stock unit awards was $20,560 and that future expense will be recognized over the remaining vesting period of the restricted stock unit awards, which extends to 2015. The weighted average remaining vesting period of those awards is 1.1 years.

Per Share Information

Basic net income per share attributable to Waste Connections' common stockholders is computed using the weighted average number of common shares outstanding and vested and unissued restricted stock units deferred for issuance into the deferred compensation plan. Diluted net income per share attributable to Waste Connections' common stockholders is computed using the weighted average number of common and potential common shares outstanding. Potential common shares are excluded from the computation if their effect is anti-dilutive.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 2011, 2010 and 2009, was $3,679, $4,171 and $3,408, respectively, which is included in Selling, general and administrative expense in the Consolidated Statements of Income.

Insurance Liabilities

As a result of its high deductible insurance policies, the Company is effectively self-insured for automobile liability, property, general liability, workers' compensation, employer's liability and employee group health claims. The Company's insurance accruals are based on claims filed and estimates of claims incurred but not reported and are developed by the Company's management with assistance from its third-party actuary and its third-party claims administrator. The insurance accruals are influenced by the Company's past claims experience factors, which have a limited history, and by published industry development factors. At December 31, 2011 and 2010, the Company's total accrual for self-insured liabilities was $40,137 and $37,623, respectively, which is included in Accrued liabilities in the Consolidated Balance Sheets.

Reclassification

Certain amounts reported in the Company's prior year's financial statements have been reclassified to conform with the 2011 presentation.

New Accounting Pronouncements

Fair Value Measurement. In May 2011, the FASB issued additional guidance on fair value disclosures. This guidance contains certain updates to the measurement guidance as well as enhanced disclosure requirements. The most significant change in disclosures is an expansion of the information required for "Level 3" measurements including enhanced disclosure for: (1) the valuation processes used by the reporting entity; and (2) the sensitivity of the fair value measurement to changes in unobservable inputs and the interrelationships between those unobservable inputs, if any. This guidance is effective for interim and annual periods beginning on or after December 15, 2011, with early adoption prohibited. As of December 31, 2011, the only asset or liability which requires Level 3 measurements is the Company's diesel fuel hedge.

Presentation of Comprehensive Income. In September 2011, the FASB issued guidance on the presentation of comprehensive income. This guidance eliminates the current option to report other comprehensive income and its components in the statement of changes in equity. The guidance allows two presentation alternatives: (1) present items of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income; or (2) in two separate, but consecutive, statements of net income and other comprehensive income. This guidance is effective as of the beginning of a fiscal year that begins after December 15, 2011. Early adoption is permitted, but full retrospective application is required under both sets of accounting standards. The guidance also previously required the presentation of adjustments for items that are reclassified from other

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

comprehensive income to net income in the statement where the components of net income and the components of other comprehensive income are presented; however, this portion of the guidance has been deferred. Upon adoption, the Company will elect to present items of net income and other comprehensive income in one continuous statement, the statement of comprehensive income.

Multiemployer Pension Plans. In September 2011, the FASB issued guidance requiring companies to provide additional disclosures related to multiemployer pension plans. The disclosures are required to be made on an annual basis for all individually material plans. Retrospective application of the disclosures is required. This guidance is effective for fiscal years ending after December 15, 2011, with early adoption permitted. The Company adopted this guidance as of December 31, 2011. See Note 17 for further details.

Goodwill Impairment. In September 2011, the FASB issued guidance on testing goodwill for impairment. The guidance provides entities an option to perform a "qualitative" assessment to determine whether further impairment testing is necessary. This guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. However, an entity can choose to early adopt, provided that the entity has not yet performed its 2011 annual impairment test or issued its financial statements. The Company has elected to early adopt the guidance and performed a "qualitative" assessment of goodwill impairment in the fourth quarter of 2011. See "Goodwill and Indefinite-Lived Intangible Assets" within this Note 1 for further details.

2. USE OF ESTIMATES AND ASSUMPTIONS

In preparing the Company's consolidated financial statements, several estimates and assumptions are made that affect the accounting for and recognition of assets, liabilities, revenues and expenses. These estimates and assumptions must be made because certain of the information that is used in the preparation of the Company's consolidated financial statements is dependent on future events, cannot be calculated with a high degree of precision from data available or is simply not capable of being readily calculated based on generally accepted methodologies. In some cases, these estimates are particularly difficult to determine and the Company must exercise significant judgment. The most difficult, subjective and complex estimates and the assumptions that deal with the greatest amount of uncertainty are related to the Company's accounting for landfills, self-insurance accruals, income taxes, allocation of acquisition purchase price and asset impairments, which are discussed in Note 1. An additional area that involves estimation is when the Company estimates the amount of potential exposure it may have with respect to litigation, claims and assessments in accordance with the accounting guidance on contingencies. Actual results for all estimates could differ materially from the estimates and assumptions that the Company uses in the preparation of its consolidated financial statements.

3. ACQUISITIONS

The Company recognizes, separately from goodwill, the identifiable assets acquired and liabilities assumed at their estimated acquisition date fair values. The Company measures and recognizes goodwill as of the acquisition date as the excess of: (a) the aggregate of the fair value of consideration transferred, the fair value of any noncontrolling interest in the acquiree (if any) and the acquisition date fair value of the Company's previously held equity interest in the acquiree (if any), over (b) the fair value of assets acquired and liabilities assumed. If information about facts and circumstances existing as of the acquisition date is incomplete by the end of the reporting period in which a business combination occurs, the Company will report provisional amounts for the items for which the accounting is incomplete. The measurement period ends once the Company receives the information it was seeking; however, this period will not exceed one year from the acquisition date. Any material adjustments recognized during the measurement period will be reflected retrospectively in the consolidated financial statements of the subsequent period. The Company recognizes acquisition-related costs as expense.

On April 1, 2011, the Company completed the acquisition of a 100% interest in Hudson Valley Waste Holding, Inc., and its wholly-owned subsidiary, County Waste and Recycling Service, Inc. (collectively, "County Waste"). As part of this acquisition, the Company acquired a 50% interest in Russell Sweepers, LLC, a provider of sweeper services, resulting in a 50% noncontrolling interest that was recognized at fair value on the purchase date. The operations include six collection operations, three transfer stations and one recycling facility across six markets in New York and Massachusetts. The Company paid $299,000 for the purchased operations plus amounts paid for the purchase of accounts receivable and other prepaid assets and estimated working capital, which amounts were subject to post-closing adjustments. No other consideration, including contingent consideration, was transferred by the Company to acquire these operations. Total revenues during the year ended December 31, 2011, generated from the County Waste

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

operations and included within consolidated revenues were $93,713. Total pre-tax earnings during the year ended December 31, 2011, generated from the County Waste operations and included within consolidated income before income taxes were $7,276.

In August 2011, the Company's subsidiary, Capital Region Landfills, Inc. ("CRL"), entered into an agreement with the Town of Colonie, a municipal corporation of the state of New York, to operate a municipal solid waste disposal facility (the "Colonie Landfill") for an initial term of 25 years. The agreement became effective on September 19, 2011. As consideration for operating equipment and the right to operate the Colonie Landfill, CRL remitted an initial payment of $23,860. CRL is also required to remit up to $55,470 of additional consideration over the term of the agreement, comprised of $11,500 payable over a five-year period ending September 2016 and up to $43,970 payable over the term of the agreement if certain expansion criteria are met and certain annual tonnage targets are exceeded as specified in the operating agreement. CRL computed the present value of the additional consideration using a probability-weighted discounted cash flow methodology, resulting in a total obligation recognized at the effective date of $32,928, which consisted of $10,656 recorded as Notes issued to sellers and $22,272 recorded as contingent consideration in Other long-term liabilities. CRL is also responsible for all final capping, closure and post-closure liabilities and estimates the total obligation in current dollars to be $21,287, the net present value of which is $1,429. This obligation was recorded in Other long-term liabilities. Any changes in the fair value of the contingent consideration subsequent to the acquisition date will be charged or credited to income until the contingency is settled.

In addition to the County Waste acquisition and Colonie Landfill transaction, the Company acquired 11 individually immaterial non-hazardous solid waste collection and transfer businesses during the year ended December 31, 2011.

In August 2011, the Company announced that it has entered into agreements to acquire the operations of Alaska Pacific Environmental Services Anchorage, LLC and Alaska Green Waste Solutions, LLC (together, "Alaska Waste"). Alaska Waste provides solid waste collection, recycling and composting services in Anchorage, the Mat-Su Valley, Fairbanks, the Kenai Peninsula and Kodiak Island. The Company expects the total purchase price to be between $115,000 and $125,000. The transaction remains subject to closing conditions, including receipt of certain consents. The acquisition is expected to close in the first quarter of 2012.

During the year ended December 31, 2010, the Company acquired 18 non-hazardous solid waste collection, disposal and recycling businesses and one exploration and production waste treatment and disposal business.

During the second quarter of 2009, the Company completed the acquisition of 100% interests in certain operations from Republic Services, Inc. and some of its subsidiaries and affiliates ("Republic"). The operations were divested as a result of Republic's merger with Allied Waste Industries, Inc. The operations acquired include seven municipal solid waste landfills, six collection operations and three transfer stations across eight markets: Southern California; Northern California; Denver, CO; Houston, TX; Greenville/Spartanburg, SC; Charlotte, NC; Lubbock, TX; and Flint, MI. The Company paid $377,129 in existing cash for the purchased operations plus amounts paid for the purchase of accounts receivable and other prepaid assets. Total revenues during the year ended December 31, 2009, generated from the Republic operations and included within consolidated revenues were $102,925. Total pre-tax earnings during the year ended December 31, 2009, generated from the Republic operations and included within consolidated income before income tax provision were $4,822. Pursuant to the asset purchase agreement, the Company was required to remit additional consideration to Republic if certain acquired operations exceeded earnings targets specified in the agreement; alternatively, if these earnings targets were not met, Republic was required to refund consideration to the Company. The earnings targets were not met and the contingency was settled by Republic in 2010 for an immaterial amount.

During the year ended December 31, 2009, the Company also completed the acquisition of a 100% interest in Sanipac, Inc. ("Sanipac"), a provider of collection services in Oregon, in exchange for total consideration of $45,082. As part of this acquisition, the Company acquired a 75% interest in EcoSort, LLC, a provider of recycling services, resulting in a 25% noncontrolling interest that was recognized at fair value on the purchase date. Pursuant to the stock purchase agreement, the Company is required to remit up to $4,500 of additional consideration to the former shareholders of Sanipac if the acquired operations exceed earnings targets specified in the stock purchase agreement over a three-year period ending July 31, 2012. The Company computed the fair value of the contingent consideration using a probability-weighted discounted cash flow methodology, which resulted in an obligation recognized at the purchase date totaling $4,274. As of December 31, 2011, the obligation recognized at the purchase date has not materially changed. Any changes in the fair value of the contingent consideration subsequent to the acquisition date will be charged or credited to expense until the contingency is settled.

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

In addition to the acquisitions from Republic and the acquisition of Sanipac, the Company acquired five non-hazardous solid waste collection and recycling businesses during the year ended December 31, 2009.

The results of operations of the acquired businesses have been included in the Company's consolidated financial statements from their respective acquisition dates. The acquisitions completed during the years ended December 31, 2011, 2010 and 2009, were not material to the Company's results of operations, either individually or in the aggregate. As a result, pro forma financial information has not been provided. The Company expects these acquired businesses to contribute towards the achievement of the Company's strategy to expand through acquisitions.

The following table summarizes the consideration transferred to acquire these businesses and the amounts of identifiable assets acquired, liabilities assumed and noncontrolling interests associated with businesses acquired at the acquisition date for acquisitions consummated in the years ended December 31, 2011, 2010 and 2009:

	2011 Acquisitions	2010 Acquisitions	2009 Acquisitions
Fair value of consideration transferred:			
Cash	$ 257,852	$ 81,010	$ 416,853
Debt assumed*	84,737	20,633	16,423
Notes issued to sellers	10,656	-	-
Contingent consideration	22,486	3,928	4,274
	375,731	105,571	437,550
Recognized amounts of identifiable assets acquired, liabilities assumed and noncontrolling interests associated with businesses acquired:			
Accounts receivable	9,613	3,864	16,187
Other current assets	1,056	742	2,319
Property and equipment	114,463	37,881	308,454
Long-term franchise agreements and contracts	3,269	4,208	9,325
Indefinite-lived intangibles	42,283	32,759	-
Customer lists	34,463	5,373	33,730
Other intangibles	10,367	-	19,132
Other long-term assets	-	-	667
Deferred revenue	(6,376)	(775)	(4,754)
Accounts payable	(6,183)	(248)	(1,264)
Accrued liabilities	(2,398)	(404)	(2,436)
Noncontrolling interests	(251)	-	(1,577)
Other long-term liabilities	(2,145)	(146)	(8,489)
Deferred income taxes	(11,466)	-	(5,050)
Total identifiable net assets	186,695	83,254	366,244
Goodwill	$ 189,036	$ 22,317	$ 71,306

*Debt assumed as part of 2011 acquisition was paid at close of acquisition.

Goodwill acquired in 2011 totaling $24,242 and long-term franchise agreements, contracts, indefinite-lived intangibles, customer lists and other intangibles acquired in 2011 totaling $54,392 are expected to be deductible for tax purposes. Goodwill acquired in 2010 totaling $21,948 and long-term franchise agreements, contracts, indefinite-lived intangibles and customer lists acquired in 2010 totaling $42,340 are expected to be deductible for tax purposes. Goodwill acquired in 2009 totaling $40,535 and long-term franchise agreements, contracts, customer lists and other intangibles acquired in 2009 totaling $54,923 are expected to be deductible for tax purposes. The goodwill is attributable to the synergies and ancillary growth opportunities expected to arise after the Company's acquisition of these businesses.

The fair value of acquired working capital related to five acquisitions completed during the year ended December 31, 2011, is provisional pending receipt of information from the acquiree to support the fair value of the assets acquired and liabilities assumed.

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

Any adjustments recorded relating to finalizing the working capital for these five acquisitions are not expected to be material to the Company's financial position.

The gross amount of trade receivables due under contracts acquired during the year ended December 31, 2011, is $10,232, of which $619 is expected to be uncollectible. The gross amount of trade receivables due under contracts acquired during the year ended December 31, 2010, is $4,317, of which $453 is expected to be uncollectible. The Company did not acquire any other class of receivable as a result of the acquisition of these businesses.

A reconciliation of the Fair value of cash consideration transferred to Payments for acquisitions, net of cash acquired, as reported in the Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009, is as follows:

	2011 Acquisitions	2010 Acquisitions	2009 Acquisitions
Cash consideration transferred	$ 257,852	$ 81,010	$ 416,853
Payment of contingent consideration	500	-	2,000
Payment of acquisition-related liabilities	-	-	1,158
Payments for acquisitions, net of cash acquired	$ 258,352	$ 81,010	$ 420,011

The $500 of contingent consideration paid during the year ended December 31, 2011 primarily represented the completion of earnings targets for an acquisition closed in 2010. The $2,000 of contingent consideration paid during the year ended December 31, 2009 represented additional purchase price for an acquisition closed in 2007. Acquisition-related liabilities are liabilities paid in the year shown above that were accrued for in a previous year. In January 2012, the Company paid $3,600 of contingent consideration which represented the remaining payout related to the completion of earnings targets for an acquisition closed in 2010.

During the years ended December 31, 2011, 2010 and 2009, the Company incurred $1,744, $2,081 and $3,987, respectively, of acquisition-related costs. These expenses are included in Selling, general and administrative expenses in the Company's Consolidated Statements of Income.

4. INTANGIBLE ASSETS

Intangible assets, exclusive of goodwill, consisted of the following at December 31, 2011:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizable intangible assets:			
Long-term franchise agreements and contracts	$ 190,532	$ (31,592)	$ 158,940
Customer lists	96,501	(28,475)	68,026
Non-competition agreements	9,374	(6,389)	2,985
Other	31,603	(3,175)	28,428
	328,010	(69,631)	258,379
Nonamortized intangible assets:			
Indefinite-lived intangible assets	191,202	-	191,202
Intangible assets, exclusive of goodwill	$ 519,212	$ (69,631)	$ 449,581

The weighted-average amortization period of long-term franchise agreements and contracts acquired during the year ended December 31, 2011 was 22.3 years. The weighted-average amortization period of customer lists acquired during the year ended December 31, 2011 was 6.8 years. The weighted-average amortization period of other intangibles acquired during the year ended December 31, 2011 was 40.0 years.

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

Intangible assets, exclusive of goodwill, consisted of the following at December 31, 2010:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizable intangible assets:			
Long-term franchise agreements and contracts	$ 190,489	$ (25,255)	$ 165,234
Customer lists	62,885	(17,867)	45,018
Non-competition agreements	9,414	(5,982)	3,432
Other	21,236	(2,364)	18,872
	284,024	(51,468)	232,556
Nonamortized intangible assets:			
Indefinite-lived intangible assets	148,919	-	148,919
Intangible assets, exclusive of goodwill	$ 432,943	$ (51,468)	$ 381,475

The weighted-average amortization period of long-term franchise agreements and contracts acquired during the year ended December 31, 2010 was 9.1 years. The weighted-average amortization period of customer lists acquired during the year ended December 31, 2010 was 6.4 years.

The amounts assigned to indefinite-lived intangible assets consist of the value of certain perpetual rights to provide solid waste collection and transportation services in specified territories and to operate an exploration and production waste treatment and disposal facility.

Estimated future amortization expense for the next five years relating to amortizable intangible assets is as follows:

For the year ending December 31, 2012	$ 20,986
For the year ending December 31, 2013	$ 20,012
For the year ending December 31, 2014	$ 18,917
For the year ending December 31, 2015	$ 18,234
For the year ending December 31, 2016	$ 14,295

5. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	Year Ended December 31, 2011	2010
Landfill site costs	$ 1,066,282	$ 967,950
Rolling stock	497,984	441,476
Land, buildings and improvements	247,907	219,453
Containers	217,401	189,802
Machinery and equipment	216,749	192,565
Construction in progress	19,617	16,245
	2,265,940	2,027,491
Less accumulated depreciation and depletion	(815,471)	(690,015)
	$ 1,450,469	$ 1,337,476

The Company's landfill depletion expense, recorded in Depreciation in the Consolidated Statements of Income, for the years ended December 31, 2011, 2010 and 2009, was $43,217, $40,884 and $33,627, respectively.

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

6. OTHER ASSETS, NET

Other assets, net, consist of the following:

	Year Ended December 31,	
	2011	2010
Deferred financing costs	$ 7,795	$ 2,566
Investment in unconsolidated entity	5,300	5,300
Landfill closure receivable	4,852	4,749
Deposits	1,635	1,659
Unrealized fuel hedge gains	-	2,261
Other	11,683	6,644
	$ 31,265	$ 23,179

7. ACCRUED LIABILITIES

Accrued liabilities consist of the following:

	Year Ended December 31,	
	2011	2010
Insurance claims	$ 40,137	$ 37,623
Payroll and payroll-related	30,180	28,910
Interest payable	9,211	5,569
Acquisition-related	8,917	8,558
Unrealized interest rate losses	4,476	4,988
Other	13,322	13,427
	$ 106,243	$ 99,075

8. LONG-TERM DEBT

Long-term debt consists of the following:

	Year Ended December 31,	
	2011	2010
Revolver under Credit Facility	$ 519,000	$ 511,000
2015 Notes	175,000	175,000
2016 Notes	100,000	-
2018 Notes	50,000	-
2019 Notes	175,000	175,000
2021 Notes	100,000	-
Tax-exempt bonds	38,460	39,420
Notes payable to sellers in connection with acquisitions, uncollateralized, bearing interest at 2.50% to 10.35%, principal and interest payments due periodically with due dates ranging from 2012 to 2036	18,356	9,159
Notes payable to third parties, collateralized by substantially all assets of certain subsidiaries of the Company, bearing interest at 6.7% to 10.9%, principal and interest payments due periodically with due dates ranging from 2012 to 2019	2,841	3,056
	1,178,657	912,635
Less – current portion	(5,899)	(2,657)
	$ 1,172,758	$ 909,978

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

Credit Facility

The Company has a senior revolving credit facility with a syndicate of banks for which Bank of America, N.A. acts as administrative agent and J.P. Morgan Chase Bank, N.A. and Wells Fargo Bank, National Association act as co-syndication agents. The maximum borrowings available under the Company's credit facility were $1,200,000 and $845,000 as of December 31, 2011 and 2010. The Company has the ability to increase commitments under the revolving credit facility from $1,200,000 to $1,500,000, subject to conditions including that no default, as defined in the credit agreement, has occurred, although no existing lender has any obligation to increase its commitment. There is no maximum amount of standby letters of credit that can be issued under the credit facility; however, the issuance of standby letters of credit reduces the amount of total borrowings available. As of December 31, 2011, $519,000 was outstanding under the credit facility, exclusive of outstanding standby letters of credit of $80,395. As of December 31, 2010, $511,000 was outstanding under the credit facility, exclusive of outstanding standby letters of credit of $82,939. The credit facility matures in July 2016. The Company is amortizing the $5,160 debt issuance costs through the maturity date, or July 2016.

The borrowings under the credit facility bear interest, at the Company's option, at either the base rate plus the applicable base rate margin (approximately 3.65% and 3.25% at December 31, 2011 and 2010, respectively) on base rate loans, or the Eurodollar rate plus the applicable Eurodollar margin (approximately 1.70% and 0.89% at December 31, 2011 and 2010, respectively) on Eurodollar loans. The applicable margins under the credit facility vary depending on the Company's leverage ratio, as defined in the credit agreement. As of December 31, 2011 and 2010, the margins were 1.400% and 0.625%, respectively, for Eurodollar loans and 0.40% and 0.00%, respectively, for base rate loans.

The credit facility requires the Company to pay an annual commitment fee on the unused portion of the facility. The commitment fee was 0.25% and 0.15% as of December 31, 2011 and 2010, respectively.

The borrowings under the credit facility are not collateralized. The credit facility contains representations and warranties and places certain business, financial and operating restrictions on the Company relating to, among other things, indebtedness, liens and other encumbrances, investments, mergers and acquisitions, asset sales, sale and leaseback transactions, and dividends, distributions and redemptions of capital stock. The credit facility requires that the Company maintain specified financial ratios. As of December 31, 2011 and 2010, the Company was in compliance with all applicable covenants in the credit facility.

Master Note Purchase Agreement

Senior Notes due 2015

On July 15, 2008, the Company entered into a Master Note Purchase Agreement with certain accredited institutional investors pursuant to which the Company issued and sold to the investors at a closing on October 1, 2008, $175,000 of senior uncollateralized notes due October 1, 2015 in a private placement. The 2015 Notes bear interest at the fixed rate of 6.22% per annum with interest payable in arrears semi-annually on April 1 and October 1 beginning on April 1, 2009, and with principal payable at the maturity of the 2015 Notes on October 1, 2015. The Company is amortizing the $1,026 debt issuance costs over a seven-year term through the maturity date, or October 1, 2015.

Senior Notes due 2019

On October 26, 2009, the Company entered into a First Supplement to the Master Note Purchase Agreement with certain accredited institutional investors pursuant to which the Company issued and sold to the investors on that date $175,000 of senior uncollateralized notes due November 1, 2019 in a private placement. The 2019 Notes bear interest at the fixed rate of 5.25% per annum with interest payable in arrears semi-annually on May 1 and November 1 beginning on May 1, 2010, and with principal payable at the maturity of the 2019 Notes on November 1, 2019. The Company is amortizing the $152 debt issuance costs over a 10-year term through the maturity date, or November 1, 2019.

Senior Notes due 2016, 2018 and 2021

On April 1, 2011, the Company entered into a Second Supplement to the Master Note Purchase Agreement with certain accredited institutional investors, pursuant to which the Company issued and sold to the investors on that date $250,000 of senior

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

uncollateralized notes at fixed interest rates with interest payable in arrears semi-annually on October 1 and April 1 beginning on October 1, 2011 in a private placement. Of these notes, $100,000 will mature on April 1, 2016 with an annual interest rate of 3.30% (the "2016 Notes"), $50,000 will mature on April 1, 2018 with an annual interest rate of 4.00% (the "2018 Notes"), and $100,000 will mature on April 1, 2021 with an annual interest rate of 4.64% (the "2021 Notes"). The Company is amortizing the $1,489 debt issuance costs through the maturity dates of the respective notes.

The 2015 Notes, 2016 Notes, 2018 Notes, 2019 Notes, and 2021 Notes (collectively, the "Senior Notes") are uncollateralized obligations and rank equally in right of payment with each of the Senior Notes and obligations under the Company's senior uncollateralized revolving credit facility. The Senior Notes are subject to representations, warranties, covenants and events of default. Upon the occurrence of an event of default, payment of the Senior Notes may be accelerated by the holders of the respective notes. The Senior Notes may also be prepaid at any time in whole or from time to time in any part (not less than 5% of the then-outstanding principal amount) by the Company at par plus a make-whole amount determined in respect of the remaining scheduled interest payments on the Senior Notes, using a discount rate of the then current market standard for United States treasury bills plus 0.50%. In addition, the Company will be required to offer to prepay the Senior Notes upon certain changes in control.

The Company may issue additional series of senior uncollateralized notes pursuant to the terms and conditions of the Master Note Purchase Agreement, as amended, provided that the purchasers of the Senior Notes shall not have any obligation to purchase any additional notes issued pursuant to the Master Note Purchase Agreement and the aggregate principal amount of the outstanding notes and any additional notes issued pursuant to the Master Note Purchase Agreement shall not exceed $750,000.

Tax-Exempt Bonds

The Company's tax-exempt bond financings are as follows:

Name of Bond	Type of Interest Rate	Interest Rate on Bond at December 31, 2011	Maturity Date of Bond	Outstanding Balance at December 31, 2011	Outstanding Balance at December 31, 2010	Backed by Letter of Credit (Amount)
Madera Bond	Variable	0.18%	May 1, 2016	$ 1,800	$ 1,800	$ 1,829
Tehama Bond	Variable	0.18	June 1, 2014	370	445	375
San Jose Bond – Series 1997A	Variable	0.18	August 1, 2012	160	320	188
San Jose Bond – Series 2001A	Variable	0.18	September 1, 2016	2,580	3,305	2,827
West Valley Bond	Variable	0.18	August 1, 2018	15,500	15,500	15,678
LeMay Washington Bond	Variable	0.19	April 1, 2033	15,930	15,930	16,126
LeMay Olympia Bond	Variable	0.19	April 1, 2019	2,120	2,120	2,151
				$ 38,460	$ 39,420	$ 39,174

In January 2010, the Company gave notice to redeem two of its tax-exempt bonds (the Wasco Bond 2012 and the Wasco Bond 2021) with a remaining principal balance of $10,275. The Company paid the principal, accrued interest and call premium on these bonds on March 1, 2010, recording $459 to Loss on extinguishment of debt in the Consolidated Statements of Income.

The variable-rate bonds are all remarketed weekly by a remarketing agent to effectively maintain a variable yield. If the remarketing agent is unable to remarket the bonds, then the remarketing agent can put the bonds to the Company. The Company has obtained standby letters of credit, issued under its senior revolving credit facility, to guarantee repayment of the bonds in this event. The Company classified these borrowings as long-term at December 31, 2011, because the borrowings are supported by standby letters of credit issued under the Company's senior revolving credit facility which matures in July 2016.

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As of December 31, 2011, aggregate contractual future principal payments by calendar year on long-term debt are due as follows:

2012	$	5,899
2013		3,990
2014		5,358
2015		179,084
2016		622,827
Thereafter		361,499
	$	1,178,657

Convertible Senior Notes due 2026

On March 20, 2006, the Company completed its offering of $200,000 aggregate principal amount of its 3.75% Convertible Senior Notes due 2026 in an offering pursuant to Rule 144A of the Securities Act of 1933, as amended. The terms and conditions of the 2026 Notes are set forth in the Indenture, dated as of March 20, 2006, between the Company and U.S. Bank National Association, as trustee. The 2026 Notes were convertible into cash and, if applicable, shares of common stock based on an initial conversion rate of 44.1177 shares of common stock per $1 principal amount of 2026 Notes (which was equal to an initial conversion price of approximately $22.67 per share), subject to adjustment, and only under certain circumstances. Upon surrender of the 2026 Notes for conversion, the Company was required to deliver cash equal to the lesser of the aggregate principal amount of notes to be converted and its total conversion obligation.

On April 1, 2010, the Company redeemed the $200,000 aggregate principal amount of its 2026 Notes. Holders of the notes chose to convert a total of $22,700 principal amount of the notes. In addition to paying the principal amount of these notes with proceeds from its credit facility, the Company issued 32,859 shares of its common stock in connection with the conversion and redemption. The Company redeemed the balance of $177,300 principal amount of the notes with proceeds from its credit facility. All holders of the notes that were redeemed also received accrued interest of $0.01875 per $1 principal amount of the notes and an interest make-whole payment of $0.037396 per $1 principal amount of the notes. As a result of the redemption, the Company recognized $9,734 of pre-tax expense ($6,035 net of taxes) in April 2010, which was included in Loss on extinguishment of debt in the Consolidated Statements of Income.

For the years ended December 31, 2010 and 2009, the total interest expense recognized by the Company relating to both the contractual interest coupon and amortization of the non-cash debt discount on the 2026 Notes was $3,120 ($1,935, net of taxes) and $12,184 ($7,554, net of taxes), respectively. The portion of total interest expense related to the contractual interest coupon on the 2026 Notes during each of the years ended December 31, 2010 and 2009 was $1,875 ($1,163, net of taxes) and $7,500 ($4,650, net of taxes), respectively. The portion of total interest expense related to amortizing the non-cash debt discount during the years ended December 31, 2010 and 2009 was $1,245 ($772, net of taxes) and $4,684 ($2,904, net of taxes), respectively. The effective interest rate on the liability component for the years ended December 31, 2010 and 2009 was 6.4%.

Under the convertible debt pronouncement, upon conversion of the 2026 Notes, the Company was required to allocate the fair value of the consideration transferred and any transaction costs incurred between the equity and liability components. This was done by first allocating to the liability component an amount equal to the fair value of the liability component immediately prior to its conversion, with the residual consideration allocated to the equity component. A loss equal to the difference between the consideration allocated to the liability component and the carrying value of the liability component, including any unamortized debt discount or issuance costs, was recorded in Loss on extinguishment of debt in the Consolidated Statements of Income.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company uses a three-tier fair value hierarchy to classify and disclose all assets and liabilities measured at fair value on a recurring basis, as well as assets and liabilities measured at fair value on a non-recurring basis, in periods subsequent to their initial measurement. These tiers include: Level 1, defined as quoted market prices in active markets for identical assets or liabilities; Level 2, defined as inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, model-based valuation techniques for which all significant assumptions are

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observable in the market, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and Level 3, defined as unobservable inputs that are not corroborated by market data.

The Company's financial assets and liabilities recorded at fair value on a recurring basis include derivative instruments and restricted assets. The Company's derivative instruments are pay-fixed, receive-variable interest rate swaps and pay-fixed, receive-variable diesel fuel hedges. The Company's interest rate swaps are recorded at their estimated fair values based on quotes received from financial institutions that trade these contracts. The Company verifies the reasonableness of these quotes using similar quotes from another financial institution as of each date for which financial statements are prepared. The Company uses a discounted cash flow ("DCF") model to determine the estimated fair values of the diesel fuel hedges. The assumptions used in preparing the DCF model include: (i) estimates for the forward DOE index curve; and (ii) the discount rate based on risk-free interest rates over the term of the agreements. The DOE index curve used in the DCF model was obtained from financial institutions that trade these contracts. For the Company's interest rate and fuel hedges, the Company also considers its creditworthiness in its determination of the fair value measurement of these instruments in a net liability position and the banks' creditworthiness in its determination of the fair value measurements of these instruments in a net asset position. The Company's restricted assets are valued at quoted market prices in active markets for identical assets, which the Company receives from the financial institutions that hold such investments on its behalf. The Company's restricted assets measured at fair value are invested primarily in U.S. government and agency securities.

The Company's assets and liabilities measured at fair value on a recurring basis at December 31, 2011 and 2010, were as follows:

	Fair Value Measurement at December 31, 2011 Using			
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Interest rate swap derivative instruments – net liability position	$ (9,118)	$ -	$ (9,118)	$ -
Fuel hedge derivative instruments – net asset position	$ 3,506	$ -	$ -	$ 3,506
Restricted assets	$ 30,728	$ 30,728	$ -	$ -

	Fair Value Measurement at December 31, 2010 Using			
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Interest rate swap derivative instruments – net liability position	$ (9,722)	$ -	$ (9,722)	$ -
Fuel hedge derivative instruments – net asset position	$ 4,730	$ -	$ -	$ 4,730
Restricted assets	$ 30,791	$ 30,791	$ -	$ -

During the years ended December 31, 2011 and 2010, there were no fair value measurements of assets or liabilities measured at fair value on a nonrecurring basis subsequent to their initial recognition.

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

The following table summarizes the change in the fair value for Level 3 derivatives for the years ended December 31, 2011 and 2010:

	Level 3 Derivatives
Balance as of December 31, 2009	$ (104)
Realized losses included in earnings	3,932
Unrealized gains included in AOCL	902
Balance as of December 31, 2010	4,730
Realized gains included in earnings	(4,297)
Unrealized gains included in AOCL	3,073
Balance as of December 31, 2011	$ 3,506

10. CORPORATE OFFICE RELOCATION

In December 2011, the Company commenced a relocation of its corporate headquarters from Folsom, California to The Woodlands, Texas. The relocation is expected to be completed in 2012. In connection with the relocation, the Company has incurred $83 related to personnel and office relocation expenses as of December 31, 2011, and expects to incur an estimated $15,000 of related costs during 2012. These costs are recorded in Selling, general and administrative expenses in the Consolidated Statements of Income. In addition, the Company may incur a loss on lease in 2012 on the cessation of use of its former corporate headquarters in Folsom, California, which the Company estimates could range between $4,000 and $6,000.

11. COMMITMENTS AND CONTINGENCIES

COMMITMENTS

Leases

The Company leases its facilities and certain equipment under non-cancelable operating leases for periods ranging from one to 30 years, with renewal options for certain leases. The Company's total rent expense under operating leases during the years ended December 31, 2011, 2010 and 2009, was $13,519, $12,222 and $11,017, respectively.

As of December 31, 2011, future minimum lease payments, by calendar year, are as follows:

2012	$ 12,049
2013	10,378
2014	7,873
2015	6,780
2016	6,062
Thereafter	28,962
	$ 72,104

Financial Surety Bonds

The Company uses financial surety bonds for a variety of corporate guarantees. The two largest uses of financial surety bonds are for municipal contract performance guarantees and landfill final capping, closure and post-closure financial assurance required under certain environmental regulations. Environmental regulations require demonstrated financial assurance to meet final capping, closure and post-closure requirements for landfills. In addition to surety bonds, these requirements may also be met through alternative financial assurance instruments, including insurance, letters of credit and restricted asset deposits.

At December 31, 2011 and 2010, the Company had provided customers and various regulatory authorities with surety bonds in the aggregate amount of approximately $243,323 and $221,738, respectively, to secure its landfill final capping, closure and post-

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closure requirements and $68,698 and $63,931, respectively, to secure performance under collection contracts and landfill operating agreements.

The Company owns a 9.9% interest in a company that, among other activities, issues financial surety bonds to secure final capping, landfill closure and post-closure obligations for companies operating in the solid waste industry. The Company accounts for this investment under the cost method of accounting. There have been no identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment. This investee company and the parent company of the investee has written financial surety bonds for the Company, of which $141,272 and $130,287 were outstanding as of December 31, 2011 and 2010, respectively. The Company's reimbursement obligations under these bonds are secured by a pledge of its stock in the investee company.

CONTINGENCIES

Environmental Risks

The Company may be subject to liability for any environmental damage that its solid waste facilities cause to neighboring landowners or residents, particularly as a result of the contamination of soil, groundwater or surface water, and especially drinking water, including damage resulting from conditions existing prior to the acquisition of such facilities by the Company. The Company may also be subject to liability for any off-site environmental contamination caused by pollutants or hazardous substances whose transportation, treatment or disposal was arranged by the Company or its predecessors. Any substantial liability for environmental damage incurred by the Company could have a material adverse effect on the Company's financial condition, results of operations or cash flows. As of December 31, 2011, the Company is not aware of any material environmental liabilities.

Legal Proceedings

In the normal course of its business and as a result of the extensive governmental regulation of the solid waste industry, the Company is subject to various judicial and administrative proceedings involving federal, state or local agencies. In these proceedings, an agency may seek to impose fines on the Company or to revoke or deny renewal of an operating permit held by the Company. From time to time, the Company may also be subject to actions brought by special interest or other groups, adjacent landowners or residents in connection with the permitting and licensing of landfills and transfer stations, or alleging environmental damage or violations of the permits and licenses pursuant to which the Company operates.

In addition, the Company is a party to various claims and suits pending for alleged damages to persons and property, alleged violations of certain laws and alleged liabilities arising out of matters occurring during the normal operation of the waste management business. Except as noted in the legal cases described below, as of December 31, 2011, there is no current proceeding or litigation involving the Company or its property that the Company believes could have a material adverse impact on its business, financial condition, results of operations or cash flows.

Chaparral, New Mexico Landfill Permit Litigation

The Company's subsidiary, High Desert Solid Waste Facility, Inc. (formerly known as Rhino Solid Waste, Inc.) ("HDSWF"), owns undeveloped property in Chaparral, New Mexico, for which it sought a permit to operate a municipal solid waste landfill. After a public hearing, the New Mexico Environment Department (the "Department") approved the permit for the facility on January 30, 2002. Colonias Development Council ("CDC"), a nonprofit organization, opposed the permit at the public hearing and appealed the Department's decision to the courts of New Mexico, primarily on the grounds that the Department failed to consider the social impact of the landfill on the community of Chaparral, and failed to consider regional planning issues. On July 18, 2005, in Colonias Dev. Council v. Rhino Envtl. Servs., Inc. (In re Rhino Envtl. Servs.), 2005 NMSC 24, 117 P.3d 939, the New Mexico Supreme Court remanded the matter back to the Department to conduct a limited public hearing on certain evidence that CDC claimed was wrongfully excluded from consideration by the hearing officer, and to allow the Department to reconsider the evidence already proffered concerning the impact of the landfill on the surrounding community's quality of life. In July 2007, the Department, CDC, the Company and Otero County signed a stipulation requesting a postponement of the limited public hearing to allow the Company time to explore a possible relocation of the landfill to a new site. Since 2007, the Department has issued several orders postponing the limited public hearing, currently scheduled for November 2012, as HDSWF has continued to evaluate the suitability of a new site.

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In July 2009, HDSWF purchased approximately 325 acres of undeveloped land comprising a proposed new site from the State of New Mexico. HDSWF filed a formal landfill permit application for the new site with the Department on September 17, 2010. On September 12, 2011, the Department deemed the permit application complete and a public hearing on the matter had been tentatively scheduled for April 9, 2012 in Chaparral, New Mexico. On November 9, 2011, HDSWF filed a motion with the Department to hold in abeyance indefinitely the notice for public hearing and the permit hearing. As part of its motion, HDSWF agreed to provide the Department with at least 120 days' prior notice of any desired, future permit hearing. The Department issued a response in which it did not oppose the motion and agreed to the 120-day notice provision. HDSWF requested the abeyance to defer capital expenditures related to permitting the new site until mid to late 2014, when HDSWF expects to have a better understanding of several current market conditions and regulatory factors that affect the timing and feasibility of the project. These conditions and factors include: the status of the Company's Solid Waste Disposal and Operating Agreement for the collection and disposal of solid waste generated within the City of El Paso, effective April 28, 2004, which has a 10-year term; the status of El Paso Disposal, LP's Solid Waste Franchise Agreement for the collection of solid waste generated within the City of El Paso, effective September 1, 2011, which has a 40-month term; whether the City of El Paso implements flow control in September 2014 directing waste collected within its boundaries to City-owned disposal facilities; and whether certain closed or non-operating disposal facilities in the El Paso market area are reopened and whether those facilities are operated by private or public entities.

At December 31, 2011, the Company had $11,772 of capitalized expenditures related to this landfill development project. Depending on the outcome of the market conditions and regulatory factors described above, the Company may decide in mid to late 2014 to abandon the project and expense in a future period the $11,772 of capitalized expenditures, less the recoverable value of the undeveloped properties and other amounts recovered, which would likely have a material adverse effect on the Company's results of operations for that period. Alternatively, if the outcome of the market conditions and regulatory factors described above is such that the Company believes the market for disposal of solid waste generated in the City of El Paso will remain competitive, HDSWF may decide in mid to late 2014 to resume its permitting process for the new site. Under those circumstances, if the Department ultimately denies the landfill permit application for the new site, HDSWF intends to actively resume its efforts to enforce the previously issued landfill permit for the original site in Chaparral. If the Company is ultimately issued a permit to operate the landfill at the new site purchased in July 2009, the Company will be required to expense in a future period $10,318 of capitalized expenditures related to the original Chaparral property, less the recoverable value of that undeveloped property and other amounts recovered, which would likely have a material adverse effect on the Company's results of operations for that period. If the Company instead is ultimately issued a permit to operate the landfill at the original Chaparral property, the Company will be required to expense in a future period $1,454 of capitalized expenditures related to the new site purchased in July 2009, less the recoverable value of that undeveloped property and other amounts recovered. If the Company is not ultimately issued a permit to operate the landfill at either one of the two sites, the Company will be required to expense in a future period the $11,772 of capitalized expenditures, less the recoverable value of the undeveloped properties and other amounts recovered, which would likely have a material adverse effect on the Company's results of operations for that period.

Harper County, Kansas Landfill Permit Litigation

The Company opened a municipal solid waste landfill in Harper County, Kansas in January 2006, following the issuance by the Kansas Department of Health and Environment ("KDHE") of a final permit to operate the landfill. The landfill has operated continuously since that time. On October 3, 2005, landfill opponents filed a suit (Board of Comm'rs of Sumner County, Kansas, Tri-County Concerned Citizens and Dalton Holland v. Roderick Bremby, Sec'y of the Kansas Dep't of Health and Env't, et al.) in the District Court of Shawnee County, Kansas, seeking a judicial review of KDHE's decision to issue the permit, alleging that a site analysis prepared for the Company and submitted to KDHE as part of the process leading to the issuance of the permit was deficient in several respects. The action sought to stay the effectiveness of the permit and to nullify it. The Company intervened in this lawsuit shortly after it was filed. On April 7, 2006, the District Court issued an order denying the plaintiffs' request for judicial review on the grounds that they lacked standing to bring the action. The plaintiffs appealed that decision to the Kansas Court of Appeals, and on October 12, 2007, the Court of Appeals issued an opinion reversing and remanding the District Court's decision. The Company appealed the decision to the Kansas Supreme Court, and on July 25, 2008, the Supreme Court affirmed the decision of the Court of Appeals and remanded the case to the District Court for further proceedings on the merits. Plaintiffs filed a second amended petition on October 22, 2008, and the Company filed a motion to strike various allegations contained within the second amended petition. On July 2, 2009, the District Court granted in part and denied in part the Company's motion to strike. The District Court also set a new briefing schedule, and the parties completed the briefing during the first half of 2010. Oral argument in the case occurred on September 27, 2010. There is no scheduled time limit within which the District Court has to decide this administrative appeal. While the Company believes that it will prevail in this case, the District Court could remand the matter back to KDHE for additional review of its decision or could revoke the permit. An order of remand to KDHE would not necessarily affect the Company's continued

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operation of the landfill. Only in the event that a final, materially adverse determination with respect to the permit is received would there likely be a material adverse effect on the Company's reported results of operations in the future. If as a result of this litigation, after exhausting all appeals, the Company was unable to continue to operate the landfill, the Company estimates that it would be required to record a pre-tax impairment charge of approximately $17,700 to reduce the carrying value of the landfill to its estimated fair value. In addition, the Company estimates the current annual impact to its pre-tax earnings that would result if it was unable to continue to operate the landfill would be approximately $4,600 per year.

Solano County, California Measure E/Landfill Expansion Litigation

The Company and one of its subsidiaries, Potrero Hills Landfill, Inc. ("PHLF"), were named as real parties in interest in an amended complaint captioned Sustainability, Parks, Recycling and Wildlife Legal Defense Fund v. County of Solano, which was filed in the Superior Court of California, County of Solano, on July 9, 2009 (the original complaint was filed on June 12, 2009). This lawsuit seeks to compel Solano County to comply with Measure E, a ballot initiative and County ordinance passed in 1984 that the County has not enforced against PHLF since at least 1992. Measure E directs in part that Solano County shall not allow the importation into the County of any solid waste which originated or was collected outside the County in excess of 95,000 tons per year. PHLF disposes of and accepts for beneficial reuse and recycling approximately 840,000 tons of solid waste annually, approximately 650,000 tons of which originate from sources outside of Solano County. The Sustainability, Parks, Recycling and Wildlife Legal Defense Fund ("SPRAWLDEF") lawsuit also seeks to overturn Solano County's approval of the use permit for the expansion of the Potrero Hills Landfill and the related Environmental Impact Report ("EIR"), arguing that both violate Measure E and that the EIR violates the California Environmental Quality Act ("CEQA"). Two similar actions seeking to enforce Measure E, captioned Northern California Recycling Association v. County of Solano and Sierra Club v. County of Solano, were filed in the same court on June 10, 2009, and August 10, 2009, respectively. The Northern California Recycling Association ("NCRA") case does not name the Company or any of its subsidiaries as parties and does not contain any CEQA claims. The Sierra Club case names PHLF as a real party in interest, and seeks to overturn the conditional use permit for the expansion of the landfill on Measure E grounds (but does not raise CEQA claims). These lawsuits follow a previous lawsuit concerning Measure E that NCRA filed against PHLF in the same court on July 22, 2008, prior to the Company's acquisition of PHLF in April 2009, but which NCRA later dismissed.

In December 2009, the Company and PHLF filed briefs vigorously opposing enforcement of Measure E on Constitutional and other grounds. The Company's position is supported by Solano County, a co-defendant in the Measure E litigation. It is also supported by the Attorney General of the State of California, the National Solid Wastes Management Association ("NSWMA") and the California Refuse Recycling Council ("CRRC"), each of which filed supporting friend of court briefs or letters. In addition, numerous waste hauling companies in California, Oregon and Nevada have intervened on the Company's side in the state cases, subsequent to their participation in the federal action challenging Measure E discussed below. A hearing on the merits for all three Measure E state cases was held on February 18, 2010.

On May 12, 2010, the Solano County Superior Court issued a written opinion addressing all three cases. The Court upheld Measure E in part by judicially rewriting the law, and then issued a writ of mandamus directing Solano County to enforce Measure E as rewritten. The Court decided that it could cure the law's discrimination against out-of-county waste by revising Measure E to only limit the importation of waste into Solano County from other counties in California, but not from other states. In the same opinion, the Court rejected the requests from petitioners in the cases for a writ of administrative mandamus to overturn the permit approved by Solano County in June 2009 for the expansion of PHLF's landfill, thereby leaving the expansion permit in place. Petitioners Sierra Club and SPRAWLDEF filed motions to reconsider in which they asked the Court to issue a writ of administrative mandamus and void PHLF's expansion permit. The County, the Company and PHLF opposed the motions to reconsider and a hearing was held on June 25, 2010. On August 30, 2010, the Court denied the motions to reconsider and reaffirmed its ruling denying the petitions for writs to overturn PHLF's expansion permit.

In December 2010, the Court entered final judgments and writs of mandamus in the three cases, and Solano County, the Company, PHLF and the waste hauling company intervenors filed notices of appeal, which stayed the judgments and writs pending the outcome of the appeal. Petitioners Sierra Club and SPRAWLDEF cross-appealed the Court's ruling denying their petitions for writs to overturn PHLF's expansion permit. The appeals and cross-appeals were consolidated and the parties entered into a stipulated briefing schedule that was completed in August 2011. In addition, seventeen separate entities filed friend of court briefs on behalf of the Company and Solano County in September 2011, including the California Attorney General on behalf of the California Department of Resources Recycling and Recovery; the City and County of San Francisco; solid waste joint powers authorities serving the areas of Napa County, the City of Vallejo, the South Lake Tahoe Basin, Central Contra Costa County and the Salinas Valley; the

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California Association of Sanitation Agencies; sanitation districts serving Los Angeles County and Orange County; the NSWMA; the National Association of Manufacturers; the CRRC; the Los Angeles County Waste Management Association; the Solid Waste Association of Orange County; the Inland Empire Disposal Association; and the California Manufacturers and Technology Association. Sierra Club and SPRAWLDEF filed responses to these briefs in October 2011. No friend of court briefs were filed on behalf of the petitioners. The case is now fully briefed and all parties have requested oral argument.

As part of the final judgments, the Solano County Superior Court retained jurisdiction over any motions for attorneys' fees under California's Private Attorney General statute. Petitioners NCRA, SPRAWLDEF and Sierra Club each filed a bill of costs and a motion for attorney fees totaling $771. The Company vigorously opposed the award of attorney fees. The motions were heard in March 2011. On May 31, 2011, the court issued a final order awarding petitioners $452 in attorneys' fees, $411 of which relates to the SPRAWLDEF and Sierra Club cases in which the Company or PHLF is a named party. The court allocated 50% of the fee amount to PHLF, none of which the Company recorded as a liability at December 31, 2011. The Company and Solano County appealed this attorneys' fees order in July 2011. Once procedural steps are completed, the Company will request a stay of this appeal until the merits of the underlying Measure E cases have been finally determined. If the Company prevails on the appeals of the three underlying cases, then none of the Petitioners would be entitled to attorneys' fees and costs. If the Company is unsuccessful on these appeals and its future appeals of the attorneys' fees judgment, PHLF and the County would each ultimately be severally liable for $206 in attorneys' fees for the SPRAWLDEF and Sierra Club cases. However, in all three cases, the Company may reimburse the County for any such attorneys' fees under the indemnification provision in PHLF's land use permit.

At this point, the Company is not able to determine the likelihood of any outcome in this matter. However, in the event that after all appeals are exhausted the Superior Court's writ of mandamus enforcing Measure E as rewritten is upheld, the Company estimates that the current annual impact to its pre-tax earnings resulting from the restriction on imports into Solano County would be approximately $5,000 per year. The Company's estimate could be impacted by various factors, including the County's allocation of the 95,000 tons per year import restriction among PHLF and the other disposal and composting facilities in Solano County. In addition, if the final rulings on Measure E do not limit the importation of waste into Solano County from other states, the Company could potentially offset a portion of the estimated reduction to its pre-tax earnings by internalizing waste for disposal at PHLF from other states in which the Company operates, or by accepting waste volumes from third party haulers operating outside of California.

In response to the pending three state court actions to enforce Measure E described above, the Company, PHLF and other waste hauling companies in California, Oregon and Nevada that are damaged by Measure E and would be further damaged if Measure E was enforced, filed a federal lawsuit to enjoin Measure E and have it declared unconstitutional. On September 8, 2009, the coalition brought suit in the United States District Court for the Eastern District of California in Sacramento challenging Measure E under the Commerce Clause of the United States Constitution, captioned Potrero Hills Landfill, Inc. et al. v. County of Solano. In response, SPRAWLDEF, Sierra Club and NCRA intervened in the federal case to defend Measure E and filed motions to dismiss the federal suit, or in the alternative, for the court to abstain from hearing the case in light of the pending state court Measure E actions. On December 23, 2009, the federal court abstained and declined to accept jurisdiction over the Company's case, holding that Measure E raised unique state issues that should be resolved by the pending state court litigation, and granted the motions to dismiss. The Company appealed this ruling and on September 23, 2011, the Ninth Circuit Court of Appeals reversed the district court's decision. On remand, the district court held a hearing on January 11, 2012 regarding the intervenors' alternative grounds for abstention or dismissal. The court requested supplemental briefing on one issue to be completed by early February 2012 and indicated it would rule promptly thereafter.

Individual members of SPRAWLDEF were also plaintiffs in a lawsuit filed in the Solano County Superior Court on October 13, 2005, captioned *Protect the Marsh, et al. v. County of Solano, et al.*, challenging the EIR that Solano County certified in connection with its approval of the expansion of the Potrero Hills Landfill on September 13, 2005. A motion to discharge the Superior Court's writ of mandate directing the County to vacate and set aside its certification of the EIR was heard in August 2009. On November 3, 2009, the Superior Court upheld the County's certification of the EIR and the related permit approval actions. In response, the plaintiffs in Protect the Marsh filed a notice of appeal to the court's order on December 31, 2009. On October 8, 2010, the California Court of Appeal dismissed Plaintiffs' appeal for lack of standing. SPRAWLDEF subsequently filed a petition for review of this decision with the California Supreme Court. On December 21, 2010, the Supreme Court denied the petition, concluding this litigation in favor of the County and the Company.

SPRAWLDEF additionally filed a lawsuit seeking a writ of mandate in Sacramento County Superior Court on August 20, 2009, captioned *SPRAWLDEF v. California Integrated Waste Management Board ("CIWMB"), County of Solano, et al.*, challenging a

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CIWMB decision to dismiss SPRAWLDEF's administrative appeal to the CIWMB seeking to set aside a 2006 solid waste facilities permit issued to Potrero Hills Landfill by the Solano County Local Enforcement Agency. The case names the Company and PHLF as real parties in interest. The appeal was dismissed by the CIWMB for failure to raise a substantial issue. The 2006 facilities permit authorizes operational modifications and enhanced environmental control measures. The case was tried in Sacramento County Superior Court in October 2010, and the Superior Court rejected all of SPRAWLDEF's claims and ordered the writ petition dismissed. SPRAWLDEF appealed the dismissal to the Third District Court of Appeal. The case has been fully briefed and a notification of oral argument and decision from the Court of Appeal are pending. While the Company believes that the respondent agencies will prevail in this case, in the unlikely event that the 2006 permit was set aside, PHLF would revert to operating the Potrero Hills Landfill under the site's 1996 solid waste facilities permit.

On December 17, 2010, SPRAWLDEF and one its members filed a petition for writ of mandate in San Francisco Superior Court seeking to overturn the October 2010 approval of the marsh development permit issued by the San Francisco Bay Conservation and Development Commission ("BCDC") for PHLF's landfill expansion, alleging that the approval is contrary to the Marsh Act and Measure E. The petition, captioned SPRAWLDEF v. San Francisco Bay Conservation and Development Commission, names BCDC as a respondent and the Company as the real party in interest. Petitioners seek a declaration that the law does not allow BCDC to approve a marsh development permit beyond the footprint and operational levels originally approved for PHLF in 1984, and that the approval violates Measure E. BCDC has prepared the administrative record for its permit decision and the parties have stipulated to a briefing schedule that will be completed by February 7, 2012. A hearing date has been set for February 23, 2012. At this point the Company is not able to determine the likelihood of any outcome in this matter.

On June 10, 2011, June Guidotti, a property owner adjacent to PHLF, and SPRAWLDEF and one of its members, each filed administrative petitions for review with the State Water Resources Control Board ("State Board") seeking to overturn a May 11, 2011 Order No. 2166-(a) approving waste discharge requirements issued by the San Francisco Bay Regional Water Quality Control Board ("Regional Board") for PHLF's landfill expansion, alleging that the order is contrary to the State Board's Title 27 regulations authorizing waste discharge requirements for landfills, and in the case of the SPRAWLDEF petition, further alleging that the Regional Board's issuance of a Clean Water Act section 401 certification is not supported by an adequate alternatives analysis as required by the federal Clean Water Act. The Regional Board is preparing the administrative record of its decision to issue Order 2166-(a) to be filed with the State Board as well as its response to the petitions for review. It is anticipated that the Regional Board will vigorously defend its actions and seek dismissal of the petitions for review. A hearing date has not yet been set on either petition, and the State Board has held both the Guidotti and SPRAWLDEF petitions in abeyance at the petitioners' requests. At this point the Company is not able to determine the likelihood of any outcome in this matter.

If as a result of any of the matters described above, after exhausting all appeals, PHLF is unable to secure an expansion permit, and the Superior Court's writ of mandamus enforcing Measure E as rewritten is ultimately upheld, the Company estimates that it would be required to recognize a pre-tax impairment charge of approximately $42,000 to reduce the carrying value of PHLF to its estimated fair value, in addition to the approximately $5,000 annual impact to its pre-tax earnings described above. If PHLF is unable to secure an expansion permit but Measure E is ultimately ruled to be unenforceable, the Company estimates that it would be required to recognize a pre-tax impairment charge of approximately $30,000 to reduce the carrying value of PHLF to its estimated fair value.

Colonie, New York Landfill Privatization Litigation

One of the Company's wholly-owned subsidiaries, Capital Region Landfills, Inc. ("CRL") and the Town of Colonie, New York ("Colonie"), entered into a Solid Waste Facility Operating Agreement, dated August 4, 2011 ("Agreement"). CRL was selected to operate the Town's solid waste management operations, which include a landfill, pursuant to a request for proposals initiated by Colonie pursuant to New York State General Municipal Law ("GML") section 120-w. CRL commenced operating the Town's solid waste management operations pursuant to the Agreement on September 19, 2011. By notice of petition and petition, dated September 29, 2011, filed in New York State Supreme Court for the County of Albany, seven individuals commenced a proceeding pursuant to Article 78 of the New York State Civil Practice Law and Rules ("CPLR") against Colonie, its Town Board and its Supervisor, Paula A. Mahan ("Town Respondents"). The case is captioned, *Conners, et al. v. Town of Colonie, et al.*, Index No. 006312/2011 (Sup. Ct., Albany Co.). The Petitioners are: Michael Conners, II, Anna M. Denney, Derrick D. Denney, Kirk E. Denney, Amy Steenburgh, Brian D. Steenburgh and Mary Lou Swatling. On October 17, 2011, an amended petition, dated October 11, 2011, was served on the Town, naming CRL and the Company as additional Respondents. The petition alleges that the Petitioners are residents of Colonie, and own or reside on property abutting or in close proximity to the landfill, or which is affected by the Agreement. Petitioners claim that the Agreement is the functional equivalent of a lease and therefore should be subject to the permissive referendum requirements

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

of New York State Town Law ("Town Law") sections 64(2) and 90. The petition, as amended, asserts that Respondents failed, within ten days of the Town Board's adoption of a July 28, 2011 resolution authorizing Colonie to enter into the Agreement with CRL, to post and publish notice setting forth the date of adoption of the resolution, an abstract of the Town Board's action and a statement that the resolution was adopted subject to a permissive referendum. Petitioners seek judgment (i) annulling and setting aside the resolution, (ii) declaring the Agreement invalid, unlawful and unenforceable, (iii) restraining and enjoining Respondents from attempting to enforce the resolution or the Agreement, and (iv) awarding Petitioners costs, disbursements and attorneys' fees incurred in connection with this proceeding; and such other and further relief as the Court deems just and proper.

On October 31, 2011 and November 2, 2011, the Town Respondents, CRL and the Company filed motions to dismiss on various procedural and substantive grounds. On November 3, 2011, Petitioners filed an opposition to the motions to dismiss and cross-moved to file a second amended petition seeking to add the Town Clerk and the unions as Respondents. No more filings are expected prior to a ruling on the motions to dismiss and cross-motion.

At this stage, the Company is not able to determine the likelihood of any outcome in this matter. If, however, as a result of this litigation, after the parties have exhausted all appeals, the Agreement is nullified and CRL is unable to continue to operate Colonie's solid waste management operations, the Agreement requires Colonie to repay to CRL an amount equal to a prorated amount of $23,000 of the initial payment made by CRL to Colonie plus the amount of any capital that CRL has invested in the Colonie Landfill. The prorated amount owed to CRL by Colonie would be calculated by dividing the $23,000 plus the amount of invested capital by the number of years of remaining airspace at the Colonie Landfill, as measured from the effective date of the Agreement, and then multiplying the result by the number of years of remaining airspace at the Colonie Landfill, as measured from the date the Agreement is nullified. Furthermore, if the Agreement is nullified as a result of the litigation, Colonie would resume responsibility for all final capping, closure and post-closure liabilities for the Colonie Landfill.

Collective Bargaining Agreements

Seven of the Company's collective bargaining agreements are set to expire in 2012. The Company does not expect any significant disruption in its overall business in 2012 as a result of labor negotiations, employee strikes or organizational efforts.

12. STOCKHOLDERS' EQUITY

Stock Split

On October 19, 2010, the Company's Board of Directors authorized a three-for-two split of its common stock, in the form of a 50% stock dividend, payable to stockholders of record as of October 29, 2010. Shares resulting from the split were issued on November 12, 2010. In connection therewith, the Company transferred $394 from retained earnings to common stock, representing the par value of additional shares issued. As a result of the stock split, fractional shares equal to 2,479 whole shares were repurchased for $101. All share and per share amounts for all periods presented have been retroactively adjusted to reflect the stock split.

Cash Dividend

In October 2010, the Company's Board of Directors declared the initiation of a quarterly cash dividend of $0.075 per share, as adjusted for the three-for-two stock split described above. In October 2011, the Company announced that its Board of Directors increased its regular quarterly cash dividend by $0.015, from $0.075 to $0.09 per share. Cash dividends of $35,566 and $8,561 were paid during the years ended December 31, 2011 and 2010, respectively.

Share Repurchase Program

On December 5, 2011, the Company announced that its Board of Directors authorized a $400,000 increase to, and extended the term of, its previously announced common stock repurchase program. The Company's Board of Directors has authorized a common stock repurchase program for the repurchase of up to $1,200,000 of common stock through December 31, 2014. Under the program, stock repurchases may be made in the open market or in privately negotiated transactions from time to time at management's discretion. The timing and amounts of any repurchases will depend on many factors, including the Company's capital structure, the market price of the common stock and overall market conditions. As of December 31, 2011 and 2010, the Company had repurchased in aggregate 39,245,819 and 35,438,096 shares, respectively, of its common stock at an aggregate cost of $765,443 and $648,626,

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

respectively. As of December 31, 2011, the remaining maximum dollar value of shares available for purchase under the program was approximately $434,557. The Company's policy related to repurchases of its common stock is to charge any excess of cost over par value entirely to additional paid-in capital.

Common Stock

Of the 139,092,218 shares of common stock authorized but unissued as of December 31, 2011, the following shares were reserved for issuance:

Stock option and restricted stock unit plans	5,896,829
Consultant Incentive Plan	330,072
2002 Restricted Stock Plan	15,752
	6,242,653

Restricted Stock, Stock Options and Restricted Stock Units

During 2002, the Company's Board of Directors adopted the 2002 Restricted Stock Plan in which selected employees, other than officers and directors, may participate. Restricted stock awards under the 2002 Restricted Stock Plan may or may not require a cash payment from a participant to whom an award is made. The awards become free of the stated restrictions over periods determined at the date of the grant, subject to continuing employment, the achievement of particular performance goals and/or the satisfaction of certain vesting provisions applicable to each award of shares. The Board of Directors authorizes the grant of any stock awards and determines the employees to whom shares are awarded, number of shares to be awarded, award period and other terms and conditions of the awards. Unvested shares of restricted stock may be forfeited and revert to the Company if a plan participant resigns from the Company and its subsidiaries, is terminated for cause or violates the terms of any noncompetition or nonsolicitation agreements to which that plan participant is bound (if such plan participant has been terminated without cause). A total of 320,625 shares of the Company's common stock were reserved for issuance under the 2002 Restricted Stock Plan. As of December 31, 2011, 15,752 shares of common stock were available for future grants of restricted stock under the 2002 Restricted Stock Plan. There were no restricted shares granted or outstanding under the 2002 Restricted Stock Plan during the years ended December 31, 2011, 2010 and 2009.

In 1997, the Company's Board of Directors adopted the 1997 Stock Option Plan in which all officers, employees, directors and consultants may participate. Options granted under the 1997 Stock Option Plan may either be incentive stock options or nonqualified stock options, generally have a term of 10 years from the date of grant, and will vest over periods determined at the date of grant. The exercise prices of the options are determined by the Company's Board of Directors and, in the case of incentive stock options, will be at least 100% or 110% of the fair market value of the Company's common stock on the date of grant as provided for in the 1997 Stock Option Plan. The 1997 Stock Option Plan provides for the reservation of common stock for issuance thereunder equal to 11,691,600 shares. As of December 31, 2011, no options for shares of common stock were available for future grants under the 1997 Stock Option Plan.

In 2002, the Company's Board of Directors authorized two additional equity-based compensation plans: the 2002 Stock Option Plan and 2002 Senior Management Equity Incentive Plan. A total of 8,244,546 shares of the Company's common stock were reserved for future issuance under the 2002 Stock Option Plan. Participation in the 2002 Stock Option Plan is limited to consultants and employees, other than officers and directors. Options granted under the 2002 Stock Option Plan are nonqualified stock options and have a term of no longer than 10 years from the date they are granted. Options generally become exercisable in installments pursuant to a vesting schedule set forth in each option agreement. The Board of Directors authorizes the granting of options and determines the employees and consultants to whom options are to be granted, the number of shares subject to each option, the exercise price, option term, vesting schedule and other terms and conditions of the options. A total of 9,216,710 shares of the Company's common stock were reserved for future issuance under the 2002 Senior Management Equity Incentive Plan. The Company's stockholders approved the 2002 Senior Management Equity Incentive Plan on May 16, 2002. Participation in the 2002 Senior Management Equity Incentive Plan is limited to officers and directors of the Company and its subsidiaries. Options granted under the 2002 Senior Management Equity Incentive Plan may be either incentive stock options or nonqualified stock options and have a term of no longer than 10 years from the date they are granted. Options generally become exercisable in installments pursuant to a vesting schedule set forth in each option agreement. The Board of Directors authorizes the granting of options and determines the officers and directors to whom options are to be granted, the number of shares subject to each option, the exercise price, option term, vesting schedule and other terms and conditions of the options. In the case of incentive stock options, the exercise price will be at least 100% or 110% of the fair

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

market value of the Company's common stock on the date of grant as provided for in the 2002 Senior Management Equity Incentive Plan. As of December 31, 2011, no options were available for future grants under the 2002 Stock Option Plan and 1,500,000 shares of common stock were available for future grants under the 2002 Senior Management Equity Incentive Plan.

In 2004, the Company's Board of Directors authorized the 2004 Equity Incentive Plan. On May 7, 2010, the Company's stockholders approved the latest amendment to the plan, now the Third Amended and Restated 2004 Equity Incentive Plan (the "2004 Equity Incentive Plan"). A total of 7,162,500 shares of the Company's common stock were reserved for future issuance under the 2004 Equity Incentive Plan, all of which may be used for grants of stock options, restricted stock, and/or restricted stock units. Participation in the 2004 Equity Incentive Plan is limited to consultants and employees, including officers and directors. Options granted under the 2004 Equity Incentive Plan are nonqualified stock options and have a term of no longer than five years from the date they are granted. Restricted stock, restricted stock units, and options generally vest in installments pursuant to a vesting schedule set forth in each option or restricted stock or unit agreement. The Board of Directors authorizes the granting of options, restricted stock and restricted stock units, and determines the employees and consultants to whom options, restricted stock, and restricted stock units are to be granted, the number of shares subject to each option, restricted stock, or restricted stock unit, the exercise price, term, vesting schedule and other terms and conditions of the options, restricted stock, or restricted stock units. The exercise prices of the options shall not be less than the fair market value of the Company's common stock on the date of grant. Restricted stock awards under the plan may or may not require a cash payment from a participant to whom an award is made; restricted stock unit awards under the plan do not require any cash payment from the participant to whom an award is made. The fair value of restricted stock units granted during the years ended December 31, 2011, 2010 and 2009, was determined based on the number of restricted stock units granted and the quoted price of the Company's common stock on the date of grant. As of December 31, 2011, 2,159,879 shares of common stock were available to be issued pursuant to future awards granted under the 2004 Equity Incentive Plan.

The following table summarizes restricted stock units activity for the 2004 Equity Incentive Plan:

	Year Ended December 31,		
	2011	**2010**	**2009**
Restricted stock units granted	500,048	596,463	587,526
Weighted average grant-date fair value of restricted stock units granted	$ 29.28	$ 21.32	$ 17.51
Total fair value of restricted stock units granted	$ 14,643	$ 12,750	$ 10,265
Restricted stock units becoming free of restrictions	576,522	511,196	409,136
Weighted average restriction period (in years)	3.9	3.8	4.4

A summary of activity related to restricted stock units under the 2004 Equity Incentive Plan as of December 31, 2010, and changes during the year ended December 31, 2011, is presented below:

	Unvested Shares	**Weighted-Average Grant Date Fair Value Per Share**
Outstanding at December 31, 2010	1,514,459	$ 19.36
Granted	500,048	29.28
Forfeited	(44,976)	23.48
Vested and Issued	(545,223)	18.99
Vested and Unissued	(31,299)	21.22
Outstanding at December 31, 2011	1,393,009	22.79

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

A summary of the Company's stock option activity and related information as of December 31, 2010, and changes during the year ended December 31, 2011, is presented below:

	Number of Shares (Options)	Weighted Average Exercise Price
Outstanding as of December 31, 2010	1,217,146	$ 12.90
Granted	-	-
Forfeited	(5,064)	10.61
Exercised	(398,315)	12.95
Outstanding as of December 31, 2011	813,767	12.89

The following table summarizes information about stock options outstanding as of December 31, 2011:

	Options Outstanding			Options Vested and Exercisable		
Exercise Price	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)
$ 7.00 to $10.00	112,949	$ 9.10	0.9	112,949	$ 9.10	0.9
$10.01 to $12.00	264,543	11.07	2.1	264,543	11.07	2.1
$12.01 to $15.00	262,312	14.65	3.1	262,312	14.65	3.1
$15.01 to $17.00	173,963	15.45	4.1	173,963	15.45	4.1
	813,767	12.89	2.7	813,767	12.89	2.7

The aggregate intrinsic value for both options outstanding and options exercisable at December 31, 2011, was $16,481. During the year ended December 31, 2010, the final 164,314 of unvested options to purchase common stock became vested.

The total intrinsic value of stock options exercised during the years ended December 31, 2011, 2010 and 2009, was $7,597, $30,059 and $10,427, respectively. The total fair value of stock options vested during the years ended December 31, 2010 and 2009, was $726 and $575, respectively. As of December 31, 2011, 2010 and 2009, a total of 813,767, 1,217,146 and 3,628,542 options to purchase common stock were exercisable under all stock option plans, respectively.

Stock Purchase Warrants

In 2002, the Company's Board of Directors authorized the 2002 Consultant Incentive Plan, under which warrants to purchase the Company's common stock may be issued to certain consultants to the Company. Warrants awarded under the Consultant Incentive Plan are subject to a vesting schedule set forth in each warrant agreement. Historically, warrants issued have been fully vested and exercisable at the date of grant. The Board of Directors authorizes the issuance of warrants and determines the consultants to whom warrants are to be issued, the number of shares subject to each warrant, the purchase price, exercise date and period, warrant term and other terms and conditions of the warrants. The Board reserved 675,000 shares of the Company's common stock for future issuance under the Consultant Incentive Plan. As of December 31, 2011, 279,872 shares of common stock were available for future grants of warrants under the 2002 Consultant Incentive Plan.

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

A summary of warrant activity as of December 31, 2010, and changes during the year ended December 31, 2011, is presented below:

	Warrants	Weighted-Average Exercise Price
Outstanding at December 31, 2010	69,804	$ 23.27
Granted	9,324	31.21
Forfeited	(20,231)	21.37
Exercised	(8,697)	21.38
Outstanding at December 31, 2011	50,200	25.83

The following table summarizes information about warrants outstanding as of December 31, 2011 and 2010:

Grant Date	Warrants Issued	Exercise Price	Fair Value of Warrants Issued	Outstanding at December 31, 2011	Outstanding at December 31, 2010
Throughout 2006	23,093	$15.15 to $18.31	$ 115	-	3,915
Throughout 2007	21,206	$19.80 to $22.68	123	1,391	14,291
Throughout 2008	13,901	$18.97 to $22.70	79	-	-
Throughout 2009	5,589	$14.67 to $19.61	22	1,735	1,735
Throughout 2010	51,627	$20.64 to $27.41	351	37,750	49,863
Throughout 2011	9,324	$27.53 to $33.14	79	9,324	-
				50,200	69,804

The warrants are exercisable when granted and expire between 2012 and 2016.

Warrants issued to consultants are valued using the Black-Scholes pricing model with a contractual life of five years, a risk free interest rate based on the 5-year U.S. treasury yield curve and expected volatility. The Company uses the historical volatility of its common stock over a period equivalent to the contractual life of the warrants to estimate the expected volatility. Warrants issued to consultants are recorded as an element of the related cost of landfill development projects or to expense for warrants issued in connection with acquisitions.

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

13. COMPREHENSIVE INCOME

Comprehensive income includes changes in the fair value of interest rate swaps and fuel hedges that qualify for hedge accounting. The components of other comprehensive income (loss) and related tax effects for the years ended December 31, 2011, 2010 and 2009, are as follows:

	Year Ended December 31, 2011		
	Gross	Tax effect	Net of tax
Interest rate swap amounts reclassified into interest expense	$ 5,803	$ (2,205)	$ 3,598
Fuel hedge amounts reclassified into cost of operations	(4,297)	1,633	(2,664)
Changes in fair value of interest rate swaps	(5,200)	1,976	(3,224)
Changes in fair value of fuel hedges	3,073	(1,168)	1,905
	$ (621)	$ 236	$ (385)

	Year Ended December 31, 2010		
	Gross	Tax effect	Net of tax
Interest rate swap amounts reclassified into interest expense	$ 9,052	$ (3,440)	$ 5,612
Fuel hedge amounts reclassified into cost of operations	3,932	(1,494)	2,438
Changes in fair value of interest rate swaps	(11,013)	4,201	(6,812)
Changes in fair value of fuel hedges	902	(343)	559
	$ 2,873	$ (1,076)	$ 1,797

	Year Ended December 31, 2009		
	Gross	Tax effect	Net of tax
Interest rate swap amounts reclassified into interest expense	$ 14,669	$ (5,545)	$ 9,124
Fuel hedge amounts reclassified into cost of operations	8,508	(3,216)	5,292
Changes in fair value of interest rate swaps	5,367	(2,084)	3,283
Changes in fair value of fuel hedges	2,199	(853)	1,346
	$ 30,743	$ (11,698)	$ 19,045

A rollforward of the amounts included in AOCL, net of taxes, is as follows:

	Fuel Hedges	Interest Rate Swaps	Accumulated Other Comprehensive Loss
Balance at December 31, 2009	$ (66)	$ (4,826)	$ (4,892)
Amounts reclassified into earnings	2,438	5,612	8,050
Changes in fair value	559	(6,812)	(6,253)
Balance at December 31, 2010	2,931	(6,026)	(3,095)
Amounts reclassified into earnings	(2,664)	3,598	934
Changes in fair value	1,905	(3,224)	(1,319)
Balance at December 31, 2011	$ 2,172	$ (5,652)	$ (3,480)

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

14. INCOME TAXES

The provision for income taxes for the years ended December 31, 2011, 2010 and 2009, consists of the following:

	Years Ended December 31,		
	2011	2010	2009
Current:			
Federal	$ 45,922	$ 54,652	$ 22,544
State	10,047	8,251	3,797
Deferred:			
Federal	48,011	24,315	35,388
State	2,978	2,116	2,836
Provision for income taxes	$ 106,958	$ 89,334	$ 64,565

Significant components of deferred income tax assets and liabilities as of December 31, 2011 and 2010 are as follows:

	2011	2010
Deferred income tax assets:		
Accounts receivable reserves	$ 2,514	$ 1,932
Accrued expenses	23,320	22,317
Compensation	8,288	6,970
Interest rate and fuel hedges	2,133	1,897
Leases	1,355	1,505
State taxes	2,952	2,555
Contingent liabilities	8,578	-
Gross deferred income tax assets	49,140	37,176
Less: Valuation allowance	-	-
Net deferred income tax assets	49,140	37,176
Deferred income tax liabilities:		
Goodwill and other intangibles	(184,573)	(149,130)
Property and equipment	(207,681)	(173,863)
Landfill closure/post-closure	(21,321)	(17,270)
Prepaid expenses	(10,775)	(9,196)
Other	(1,294)	(2,001)
Total deferred income tax liabilities	(425,644)	(351,460)
Net deferred income tax liability	$ (376,504)	$ (314,284)

During the years ended December 31, 2011, 2010 and 2009, the Company reduced its taxes payable by $8,990, $15,609 and $6,795 respectively, as a result of the exercise of non-qualified stock options, the vesting of restricted stock units, and the disqualifying disposition of incentive stock options. The excess tax benefit associated with equity-based compensation of $4,763, $11,997 and $4,054 for the years ended December 31, 2011, 2010 and 2009, respectively, was recorded in additional paid-in capital.

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

The differences between the Company's income tax provision as presented in the accompanying statements of income and income tax provision computed at the federal statutory rate consist of the items shown in the following table as a percentage of pre-tax income:

	Years Ended December 31,		
	2011	2010	2009
Income tax provision at the statutory rate	35.0%	35.0%	35.0%
State taxes, net of federal benefit	3.7	3.4	3.0
Deferred income tax liability adjustments	-	0.4	(0.7)
Noncontrolling interests	(0.1)	(0.2)	(0.2)
Other	0.6	1.0	(0.3)
	39.2%	39.6%	36.8%

During the year ended December 31, 2010, the increase to the net deferred income tax liability due primarily to a voter-approved increase in Oregon state income tax rates and changes in the geographical apportionment of the Company's state taxes resulted in an increase to tax expense of $1,547. Additionally, the Company recorded an increase to tax expense of $1,580 associated with the reconciliation of the income tax provision to the 2009 federal and state tax returns, which were filed during 2010, and the disposal of certain assets that had no tax basis. During the year ended December 31, 2010, the Company also recorded a reduction to tax expense of $563 due primarily to the reversal of certain tax contingences for which the statutes of limitations expired in 2010. During the year ended December 31, 2009, the decrease to the net deferred income tax liability due primarily to changes in the geographical apportionment of the Company's state taxes resulted in a reduction to tax expense of $1,142. Additionally, during the year ended December 31, 2009, the Company recorded a reduction to tax expense of $1,269, due primarily to the reversal of certain tax contingencies for which the statutes of limitations expired in 2009 and the reconciliation of the income tax provision to the 2008 federal and state tax returns, which were filed during 2009.

At December 31, 2011 and 2010, the Company did not have any significant federal or state net operating loss carryforwards.

The Company and its subsidiaries are subject to U.S. federal income tax as well as to income tax of multiple state jurisdictions. The Company has concluded all U.S. federal income tax matters for years through 2007. All material state and local income tax matters have been concluded for years through 2006.

The Company did not have any unrecognized tax benefits recorded at December 31, 2011. At December 31, 2010, the Company had approximately $341 of total gross unrecognized tax benefits. Of the total gross unrecognized tax benefits at December 31, 2010, $327 (net of the federal benefit on state amounts) represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective income tax rate in any future periods. The Company does not anticipate the total amount of unrecognized tax benefits will significantly change by December 31, 2012.

The Company recognizes interest and/or penalties related to income tax matters in income tax expense. The Company had approximately $29 accrued for interest, net of tax, at December 31, 2010, and no accrual for penalties at December 31, 2010. The Company released, net of recognition, approximately $29 and $85 for interest, net of tax, and recognized no expense for penalties during the years ended December 31, 2011 and 2010, respectively.

The following is a rollforward of the Company's unrecognized tax benefits from January 1, 2009 to December 31, 2011:

	2011	2010	2009
Unrecognized tax benefits at beginning of period	$ 341	$ 942	$ 1,764
Gross increases – tax positions in prior periods	-	-	562
Gross decreases – tax positions in prior periods	-	-	-
Lapse of statutes of limitations	(341)	(601)	(1,384)
Unrecognized tax benefits at end of period	$ -	$ 341	$ 942

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

15. SEGMENT REPORTING

The Company's revenues are derived from one industry segment, which includes the collection, transfer, recycling and disposal of non-hazardous solid waste. No single contract or customer accounted for more than 10% of the Company's total revenues at the consolidated or reportable segment level during the periods presented.

The Company manages its operations through three geographic operating segments, which are also the Company's reportable segments. Each operating segment is responsible for managing several vertically integrated operations, which are comprised of districts. In April 2011, as a result of the County Waste acquisition described in Note 3, the Company realigned its reporting structure and changed its three geographic operating segments from Western, Central and Southern to Western, Central and Eastern. As part of this realignment, the states of Arizona, Louisiana, New Mexico and Texas, which were previously part of the Southern region, are now included in the Central region. Also as part of this realignment, the state of Michigan, which was previously part of the Central region, is now included in the Eastern region (previously referred to as the Southern region). Additionally, the states of New York and Massachusetts, which the Company now operates in as a result of the County Waste acquisition, are included in the Eastern region. The segment information presented herein reflects the realignment of these districts. Under the current orientation, the Company's Western Region is comprised of operating locations in California, Idaho, Montana, Nevada, Oregon, Washington and western Wyoming; the Company's Central Region is comprised of operating locations in Arizona, Colorado, Kansas, Louisiana, Minnesota, Nebraska, New Mexico, Oklahoma, South Dakota, Texas, Utah and eastern Wyoming; and the Company's Eastern Region is comprised of operating locations in Alabama, Illinois, Iowa, Kentucky, Massachusetts, Michigan, Mississippi, New York, North Carolina, South Carolina and Tennessee.

The Company's Chief Operating Decision Maker ("CODM") evaluates operating segment profitability and determines resource allocations based on operating income before depreciation, amortization and gain (loss) on disposal of assets. Operating income before depreciation, amortization and gain (loss) on disposal of assets is not a measure of operating income, operating performance or liquidity under GAAP and may not be comparable to similarly titled measures reported by other companies. The Company's management uses operating income before depreciation, amortization and gain (loss) on disposal of assets in the evaluation of segment operating performance as it is a profit measure that is generally within the control of the operating segments. A reconciliation of operating income before depreciation, amortization and gain (loss) on disposal of assets to income before income tax provision is included at the end of this Note 15.

Summarized financial information concerning the Company's reportable segments for the years ended December 31, 2011, 2010 and 2009, is shown in the following tables:

Year Ended December 31, 2011	Gross Revenues	Intercompany Revenues[(b)]	Net Revenues	Operating Income Before Depreciation, Amortization and Gain (Loss) on Disposal of Assets[(c)]	Depreciation and Amortization	Capital Expenditures	Total Assets[(e)]
Western	$ 841,006	$ (98,418)	$ 742,588	$ 232,940	$ 74,628	$ 57,037	$ 1,370,098
Central	481,835	(51,658)	430,177	152,059	49,490	46,463	1,040,962
Eastern	401,137	(68,536)	332,601	95,301	41,135	35,139	841,251
Corporate[(a), (d)]	-	-	-	5,519	1,847	3,285	75,694
	$ 1,723,978	$ (218,612)	$ 1,505,366	$ 485,819	$ 167,100	$ 141,924	$ 3,328,005

Year Ended December 31, 2010	Gross Revenues	Intercompany Revenues[(b)]	Net Revenues	Operating Income Before Depreciation, Amortization and Gain (Loss) on Disposal of Assets[(c)]	Depreciation and Amortization	Capital Expenditures	Total Assets[(e)]
Western	$ 801,854	$ (92,033)	$ 709,821	$ 218,254	$ 72,563	$ 54,697	$ 1,378,920
Central	436,630	(49,933)	386,697	127,861	44,247	46,573	1,007,173
Eastern	275,058	(51,819)	223,239	69,013	28,979	32,272	466,329
Corporate[(a), (d)]	-	-	-	5,282	1,667	1,287	63,562
	$ 1,513,542	$ (193,785)	$ 1,319,757	$ 420,410	$ 147,456	$ 134,829	$ 2,915,984

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

Year Ended December 31, 2009	Gross Revenues	Intercompany Revenues[b]	Net Revenues	Operating Income Before Depreciation, Amortization and Gain (Loss) on Disposal of Assets[c]	Depreciation and Amortization	Capital Expenditures	Total Assets[e]
Western	$ 718,262	$ (83,894)	$ 634,368	$ 184,421	$ 64,177	$ 62,544	$ 1,407,952
Central	398,419	(41,455)	356,964	115,129	39,680	37,792	899,019
Eastern	246,429	(46,368)	200,061	57,701	25,390	24,192	459,482
Corporate[a], [d]	-	-	-	3,701	1,511	3,723	53,995
	$ 1,363,110	$ (171,717)	$ 1,191,393	$ 360,952	$ 130,758	$ 128,251	$ 2,820,448

(a) Corporate functions include accounting, legal, tax, treasury, information technology, risk management, human resources, training and other administrative functions.

(b) Intercompany revenues reflect each segment's total intercompany sales, including intercompany sales within a segment and between segments. Transactions within and between segments are generally made on a basis intended to reflect the market value of the service.

(c) For those items included in the determination of operating income before depreciation, amortization and gain (loss) on disposal of assets, the accounting policies of the segments are the same as those described in Note 1.

(d) Corporate assets include cash, net deferred tax assets, debt issuance costs, equity investments, and corporate facility leasehold improvements and equipment.

(e) Goodwill is included within total assets for each of the Company's three geographic operating segments.

The following table shows changes in goodwill during the years ended December 31, 2010 and 2011, by reportable segment:

	Western	Central	Eastern	Total
Balance as of December 31, 2009	$ 291,781	$ 313,366	$ 301,563	$ 906,710
Goodwill transferred	20,295	(20,295)	-	-
Goodwill acquired	962	12,767	8,588	22,317
Goodwill divested	-	(64)	(1,111)	(1,175)
Balance as of December 31, 2010	313,038	305,774	309,040	927,852
Goodwill transferred	-	111,806	(111,806)	-
Goodwill acquired	-	6,643	182,393	189,036
Goodwill divested	-	-	-	-
Balance as of December 31, 2011	$ 313,038	$ 424,223	$ 379,627	$ 1,116,888

The Company has no accumulated impairment losses associated with goodwill.

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

A reconciliation of the Company's primary measure of segment profitability (operating income before depreciation, amortization and gain (loss) on disposal of assets for reportable segments) to Income before income tax provision in the Consolidated Statements of Income is as follows:

	Years ended December 31,		
	2011	2010	2009
Operating income before depreciation, amortization and gain (loss) on disposal of assets	$ 485,819	$ 420,410	$ 360,952
Depreciation	(147,036)	(132,874)	(117,796)
Amortization of intangibles	(20,064)	(14,582)	(12,962)
Gain (loss) on disposal of assets	(1,657)	(571)	481
Interest expense	(44,520)	(40,134)	(49,161)
Interest income	530	590	1,413
Loss on extinguishment of debt	-	(10,193)	-
Other income (expense), net	57	2,830	(7,551)
Income before income tax provision	$ 273,129	$ 225,476	$ 175,376

The table below shows, for the periods indicated, the Company's total reported revenues by service line and with intercompany eliminations:

	Years Ended December 31,		
	2011	2010	2009
Collection	$ 1,069,065	$ 951,327	$ 901,768
Disposal and transfer	510,330	458,241	392,497
Intermodal, recycling and other	144,583	103,974	68,845
	1,723,978	1,513,542	1,363,110
Less: intercompany elimination	(218,612)	(193,785)	(171,717)
Total revenues	$ 1,505,366	$ 1,319,757	$ 1,191,393

16. NET INCOME PER SHARE INFORMATION

The following table sets forth the calculation of the numerator and denominator used in the computation of basic and diluted net income per common share attributable to the Company's common stockholders for the years ended December 31, 2011, 2010 and 2009:

	Years Ended December 31,		
	2011	2010	2009
Numerator:			
Net income attributable to Waste Connections for basic and diluted earnings per share	$ 165,239	$ 135,104	$ 109,825
Denominator:			
Basic shares outstanding	112,720,444	115,646,173	119,119,601
Dilutive effect of stock options and warrants	425,085	833,502	1,158,094
Dilutive effect of restricted stock units	437,957	414,529	228,467
Diluted shares outstanding	113,583,486	116,894,204	120,506,162

The 2026 Notes were not dilutive during the year ended December 31, 2009. On April 1, 2010, the Company redeemed the aggregate principal amount of its 2026 Notes.

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

Additionally, as of December 31, 2011, 2010 and 2009, warrants to purchase 5,301, 18,712 and 38,240 shares of common stock, respectively, were excluded from the computation of diluted earnings per share as they were anti-dilutive. As of December 31, 2011, 2010 and 2009, all outstanding stock options were dilutive and included in the computation of diluted earnings per share.

17. EMPLOYEE BENEFIT PLANS

WCI has a voluntary savings and investment plan (the "WCI 401(k) Plan"), which is available to all eligible, non-union employees of WCI. Under the WCI 401(k) Plan, WCI makes matching contributions of 50% of every dollar of a participating employee's pre-tax contributions until the employee's contributions equal 5% of the employee's eligible compensation, subject to certain limitations imposed by the U.S. Internal Revenue Code.

Prior to February, 2010, three wholly-owned subsidiaries of the Company also maintained voluntary savings and investment plans, which were available to all eligible, non-union employees of the respective subsidiaries: Murrey's Disposal Company, Inc.; Harold LeMay Enterprises, Incorporated; and Pierce County Recycling, Composting, and Disposal, LLC. The assets of all three plans maintained by these subsidiaries were merged into the WCI 401(k) Plan in January 2010. Effective January 1, 2010, all eligible employees of the three subsidiaries participate in the WCI 401(k) Plan and their respective employers make matching contributions to the WCI 401(k) Plan, consistent with WCI's matching contributions described above.

Total employer expenses, including employer matching contributions, for the 401(k) Plans described above were approximately $2,759, $2,662 and $3,865, respectively, during the years ended December 31, 2011, 2010 and 2009. These amounts include matching contributions made under the Deferred Compensation Plan, described below.

The Company also participates in various "multiemployer" pension plans administered by employee and union trustees. The Company makes periodic contributions to these plans to allow them to meet their pension benefit obligations to their participants. As described in Note 1, the FASB issued guidance requiring companies to provide additional disclosures related to individually material multiemployer pension plans. Each of the multiemployer pension plans in which the Company participates have a certified zone status, as defined by the Pension Protection Act of 2006, of green. The Company's contributions to each individual multiemployer pension plan represent less than 5% of total contributions to such plan. Based on the most recent information available, the Company's withdrawal liability from each individual multiemployer plan in which the Company participates is not material to the Company's results of operations. During the years ended December 31, 2011, 2010 and 2009, the Company's total employer contributions to the multiemployer pension plans were approximately $3,906, $3,970 and $3,664, respectively.

Effective for compensation paid on and after July 1, 2004, the Company established a Deferred Compensation Plan for eligible employees, which was amended and restated effective January 1, 2008, and January 1, 2010 (the "Deferred Compensation Plan"). The Deferred Compensation Plan is a non-qualified deferred compensation program under which the eligible participants, including officers and certain employees who meet a minimum salary threshold, may voluntarily elect to defer up to 80% of their base salaries and up to 100% of their bonuses, commissions and restricted stock unit grants. Members of the Company's Board of Directors are eligible to participate in the Deferred Compensation Plan with respect to their Director fees. Although the Company periodically contributes the amount of its obligation under the plan to a trust for the benefit of the participants, the amounts of any compensation deferred under the Plan constitute an unsecured obligation of the Company to pay the participants in the future and, as such, are subject to the claims of other creditors in the event of insolvency proceedings. Participants may elect certain future distribution dates on which all or a portion of their accounts will be paid to them, including in the case of a change in control of the Company. Their accounts will be distributed to them in cash, except for amounts credited with respect to deferred restricted stock unit grants, which will be distributed in shares of the Company's common stock pursuant to the Third Amended and Restated 2004 Equity Incentive Plan. In addition to the amount of participants' contributions, the Company will pay participants an amount reflecting a deemed return based on the returns of various mutual funds or measurement funds selected by the participants, except in the case of restricted stock units that are deferred, which are credited to their accounts as shares of Company common stock. The measurement funds are used only to determine the amount of return the Company pays to participants and participant funds are not actually invested in the measurement fund, nor are any shares of Company common stock acquired under the Deferred Compensation Plan. The Company also makes a matching contribution to the Deferred Compensation Plan of 50% of every dollar of a participating employee's pre-tax contributions until the employee's contributions equal 5% of the employee's eligible compensation, less the amount of any match the Company makes on behalf of the employee under the WCI 401(k) Plan, and subject to the same limits that apply to the WCI 401(k) Plan, except that the Company's matching contributions under the Deferred Compensation Plan are 100% vested when made. The

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

total liability for deferred compensation at December 31, 2011 and 2010 was $9,656 and $7,347, respectively, which was recorded in Other long-term liabilities in the Consolidated Balance Sheets.

18. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table summarizes the unaudited consolidated quarterly results of operations for 2011:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 331,468	$ 390,184	$ 403,962	$ 379,752
Operating income	68,575	84,798	89,314	74,374
Net income	36,793	44,605	46,584	38,189
Net income attributable to Waste Connections	36,539	44,413	46,329	37,958
Basic income per common share attributable to Waste Connections' common stockholders	0.32	0.39	0.41	0.34
Diluted income per common share attributable to Waste Connections' common stockholders	0.32	0.39	0.41	0.34

The following table summarizes the unaudited consolidated quarterly results of operations for 2010:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 307,540	$ 330,477	$ 345,785	$ 335,955
Operating income	59,606	69,351	75,685	67,742
Net income	27,814	30,637	41,257	36,435
Net income attributable to Waste Connections	27,574	30,400	40,986	36,145
Basic income per common share attributable to Waste Connections' common stockholders	0.24	0.26	0.35	0.32
Diluted income per common share attributable to Waste Connections' common stockholders	0.23	0.26	0.35	0.31

On April 1, 2010, the Company redeemed the $200,000 aggregate principal amount of the 2026 Notes and, as a result of the redemption, recognized $9,734 of pre-tax expense ($6,035 net of taxes) to Loss on extinguishment of debt.

19. SUBSEQUENT EVENT

On February 7, 2012, the Company announced that its Board of Directors approved a regular quarterly cash dividend of $0.09 per share on the Company's common stock. The dividend will be paid on March 6, 2012, to stockholders of record on the close of business on February 21, 2012.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2011, at the reasonable assurance level such that information required to be disclosed in our Exchange Act reports: (1) is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms; and (2) is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. This process includes policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and any dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles; (3) provide reasonable assurance that receipts and expenditures of ours are being made only in accordance with authorizations of our management; and (4) provide reasonable assurance that unauthorized acquisition, use or disposition of our assets that could have a material affect on our financial statements would be prevented or timely detected.

We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our internal control over financial reporting as of December 31, 2011. In conducting our evaluation, we used the framework set forth in the report titled "Internal Control – Integrated Framework" published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of our evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2011.

The effectiveness of our internal control over financial reporting as of December 31, 2011, has been audited by PricewaterhouseCoopers LLP, our independent registered public accounting firm, as stated in its report which appears in Item 8 of this Annual Report of Form 10-K.

Changes in Internal Control Over Financial Reporting

Based on an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, there has been no change to our internal control over financial reporting that occurred during the three month period ended December 31, 2011, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Except as set forth above in Part I under "Executive Officers of the Registrant" and in the paragraph below, the information required by Item 10 has been omitted from this report, and is incorporated by reference to the sections "Election of Directors," "Corporate Governance and Board Matters" and "Section 16(a) Beneficial Ownership Reporting Compliance" in our definitive Proxy Statement for the 2012 Annual Meeting of Stockholders, which we will file with the SEC pursuant to Regulation 14A within 120 days after the end of our 2011 fiscal year.

We have adopted a Code of Conduct and Ethics that applies to our officers, including our principal executive officer, principal financial officer, principal accounting officer and all other officers, directors and employees. We have also adopted Corporate Governance Guidelines to promote the effective functioning of our Board of Directors and its committees, to promote the interests of stockholders and to ensure a common set of expectations concerning how the Board, its committees and management should perform their respective functions. Our Code of Conduct and Ethics and our Corporate Governance Guidelines are available on our website at http://www.wasteconnections.com as are the charters of our Board's Audit, Nominating and Corporate Governance and Compensation Committees. Information on or that can be accessed through our website is not incorporated by reference to this report. We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding any amendments to, or waiver from, a provision of our Code of Conduct by posting such information on our website.

Stockholders may also obtain copies of the Corporate Governance documents discussed above by contacting our Secretary at the address or phone number listed on the cover page of this Annual Report on Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

Information required by Item 11 has been omitted from this report and is incorporated by reference to the sections "Executive Compensation" and "Corporate Governance and Board Matters" in our definitive Proxy Statement for the 2012 Annual Meeting of Stockholders.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by Item 12 has been omitted from this report and is incorporated by reference to the sections "Principal Stockholders" and "Equity Compensation Plan Information" in our definitive Proxy Statement for the 2012 Annual Meeting of Stockholders.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information required by Item 13 has been omitted from this report and is incorporated by reference to the sections "Certain Relationships and Related Transactions" and "Corporate Governance and Board Matters" in our definitive Proxy Statement for the 2012 Annual Meeting of Stockholders.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information required by Item 14 has been omitted from this report and is incorporated by reference to the section "Appointment of Independent Registered Public Accounting Firm" in our definitive Proxy Statement for the 2012 Annual Meeting of Stockholders.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) See Index to Consolidated Financial Statements on page 53. The following Financial Statement Schedule is filed herewith on page 103 and made a part of this Report:

Schedule II - Valuation and Qualifying Accounts

All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions or are inapplicable, and therefore have been omitted.

(b) See Exhibit Index immediately following signature pages.

SIGNATURES

Pursuant to the requirements of Sections 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Waste Connections, Inc.

By: /s/ Ronald J. Mittelstaedt
Ronald J. Mittelstaedt
Chief Executive Officer and Chairman

Date: February 8, 2012

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ronald J. Mittelstaedt and Worthing F. Jackman, jointly and severally, his true and lawful attorneys-in-fact, each with the power of substitution, for him in any and all capacities to sign any amendments to this Annual Report on Form 10-K, and to file the same with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Ronald J. Mittelstaedt Ronald J. Mittelstaedt	Chief Executive Officer and Chairman (principal executive officer)	February 8, 2012
/s/ Worthing F. Jackman Worthing F. Jackman	Executive Vice President and Chief Financial Officer (principal financial officer)	February 8, 2012
/s/ David G. Eddie David G. Eddie	Senior Vice President and Chief Accounting Officer (principal accounting officer)	February 8, 2012
/s/ Michael W. Harlan Michael W. Harlan	Director	February 8, 2012
/s/ William J. Razzouk William J. Razzouk	Director	February 8, 2012
/s/ Robert H. Davis Robert H. Davis	Director	February 8, 2012
/s/ Edward E. Guillet Edward E. Guillet	Director	February 8, 2012

WASTE CONNECTIONS, INC.

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
Years Ended December 31, 2011, 2010 and 2009
(in thousands)

Description	Balance at Beginning of Year	Additions		Deductions (Write-offs, Net of Collections)	Balance at End of Year
		Charged to Costs and Expenses	Charged to Other Accounts		
Allowance for Doubtful Accounts:					
Year Ended December 31, 2011	$ 5,084	$ 6,428	$ -	$ (4,895)	$ 6,617
Year Ended December 31, 2010	4,058	5,126	-	(4,100)	5,084
Year Ended December 31, 2009	3,846	5,357	-	(5,145)	4,058

EXHIBIT INDEX

Exhibit Number	Description of Exhibits
2.1	Asset Purchase Agreement, dated as of February 6, 2009, by and among Republic Services, Inc., Waste Connections, Inc. and the other entities party thereto (incorporated by reference to the exhibit filed with the Registrant's Form 10-Q filed on May 8, 2009)
2.2	Amended and Restated Asset Purchase Agreement, dated as of April 1, 2009, by and among Republic Services, Inc., Waste Connections, Inc. and the other entities party thereto (incorporated by reference to the exhibit filed with the Registrant's Form 10-Q filed on May 8, 2009)
2.3	Purchase Agreement, dated as of April 1, 2009, by and among Republic Services, Inc., Republic Services of California Holding Company, Inc., Republic Services of California I, LLC, Waste Connections, Inc. and Chiquita Canyon, Inc. (incorporated by reference to the exhibit filed with the Registrant's Form 10-Q filed on May 8, 2009)
2.4	Purchase Agreement, dated as of April 1, 2009, by and among Republic Services, Inc., Allied Waste Landfill Holdings, Inc., Allied Waste North America, Inc., Anderson Regional Landfill, LLC, Waste Connections, Inc. and Anderson County Landfill, Inc. (incorporated by reference to the exhibit filed with the Registrant's Form 10-Q filed on May 8, 2009)
2.5	Stock Purchase Agreement, dated as of April 1, 2009, by and among Republic Services, Inc., Chambers Development of North Carolina, Inc., Allied Waste North America, Inc. and Waste Connections, Inc. (incorporated by reference to the exhibit filed with the Registrant's Form 10-Q filed on May 8, 2009)
2.6	Stock Purchase Agreement, dated as of March 31, 2011, by and among Waste Connections, Inc., on the one hand, and Hudson Valley Waste Holding, Inc. ("Hudson Valley Waste Holding"), its wholly-owned subsidiary, County Waste and Recycling Service, Inc., and Hudson Valley Waste Holding's shareholders, on the other hand (incorporated by reference to the exhibit filed with the Registrant's Form 8-K filed on April 5, 2011)
3.1 *	Amended and Restated Certificate of Incorporation of the Registrant
3.2	Third Amended and Restated Bylaws of the Registrant, effective May 15, 2009 (incorporated by reference to the exhibit filed with the Registrant's Form 8-K filed on April 23, 2009)
4.1	Form of Common Stock Certificate (incorporated by reference to the exhibit filed with the Registrant's Form S-1/A filed on May 6, 1998)
4.2	Master Note Purchase Agreement, dated July 15, 2008 (incorporated by reference to the exhibit filed with the Registrant's Form 8-K filed on July 18, 2008)
4.3	Amendment No. 1 to Master Note Purchase Agreement, dated as of July 20, 2009 (incorporated by reference to the exhibit filed with the Registrant's Form 10-Q filed on August 5, 2009)
4.4	First Supplement to Master Note Purchase Agreement, dated as of October 26, 2009 (incorporated by reference to the exhibit filed with the Registrant's Form 10-Q filed on October 27, 2009)
4.5	Amendment No. 2 to Master Note Purchase Agreement, dated as of November 24, 2010 (incorporated by reference to the exhibit filed with the Registrant's Form 8-K filed on November 26, 2010)
4.6	Second Supplement to Master Note Purchase Agreement, dated as of April 1, 2011 (incorporated by reference to the exhibit filed with the Registrant's Form 8-K filed on April 5, 2011)

Exhibit Number	Description of Exhibits
4.7 *	Amendment No. 3 to Master Note Purchase Agreement, dated as of October 12, 2011
4.8	Amended and Restated Credit Agreement, dated as of July 11, 2011 (incorporated by reference to the exhibit filed with the Registrant's Form 10-Q filed on October 19, 2011)
10.1 +	Form of Warrant Agreement (incorporated by reference to the exhibit filed with the Registrant's Form S-1 filed on March 16, 1998)
10.2 +	Employment Agreement between the Registrant and James M. Little, dated as of September 13, 1999 (incorporated by reference to the exhibit filed with the Registrant's Form 10-K filed on March 13, 2000)
10.3 +	Second Amended and Restated Employment Agreement between the Registrant and Darrell W. Chambliss, dated as of June 1, 2000 (incorporated by reference to the exhibit filed with the Registrant's Form 10-Q filed on November 14, 2000)
10.4 +	Second Amended and Restated 1997 Stock Option Plan (incorporated by reference to the exhibit filed with the Registrant's Form S-8 filed on July 24, 2000)
10.5 +	Employment Agreement between the Registrant and Eric O. Hansen, dated as of January 1, 2001 (incorporated by reference to the exhibit filed with the Registrant's Form 10-Q filed on May 3, 2005)
10.6 +	2002 Senior Management Equity Incentive Plan (incorporated by reference to the exhibit filed with the Registrant's Form 10-K filed on February 11, 2008)
10.7 +	2002 Stock Option Plan (incorporated by reference to the exhibit filed with the Registrant's Form 10-K filed on February 11, 2008)
10.8 +	2002 Restricted Stock Plan (incorporated by reference to the exhibit filed with the Registrant's Form S-8 filed on June 19, 2002)
10.9 +	Employment Agreement between the Registrant and Worthing F. Jackman, dated as of April 11, 2003 (incorporated by reference to the exhibit filed with the Registrant's Form 10-Q filed on August 13, 2003)
10.10 +	Second Amended and Restated Employment Agreement between the Registrant and Steven F. Bouck, dated as of October 1, 2004 (incorporated by reference to the exhibit filed with the Registrant's Form 10-Q filed on October 22, 2004)
10.11 +	Second Amended and Restated Employment Agreement between the Registrant and Ronald J. Mittelstaedt, dated as of March 1, 2004 (and as amended March 22, 2005) (incorporated by reference to the exhibit filed with the Registrant's Form 10-Q filed on May 3, 2005)
10.12 +	First Amended and Restated Employment Agreement between the Registrant and David M. Hall, dated as of October 1, 2005 (incorporated by reference to the exhibit filed with the Registrant's Form 8-K filed on October 4, 2005)
10.13 +	First Amended and Restated Employment Agreement between the Registrant and David G. Eddie, dated as of October 1, 2005 (incorporated by reference to the exhibit filed with the Registrant's Form 8-K filed on October 4, 2005)
10.14 +	Form of Indemnification Agreement between the Registrant and each of its directors and officers (incorporated by reference to the exhibit filed with the Registrant's Form 10-Q filed on July 31, 2006)
10.15 +	Employment Agreement between the Registrant and Eric M. Merrill, dated as of June 1, 2007 (incorporated by reference to the exhibit filed with the Registrant's Form 10-Q filed on July 24, 2007)

Exhibit Number	Description of Exhibits
10.16 +	Employment Agreement between the Registrant and Patrick J. Shea, dated as of February 1, 2008 (incorporated by reference to the exhibit filed with the Registrant's Form 10-Q filed on April 23, 2008)
10.17 +	Consultant Incentive Plan (incorporated by reference to the exhibit filed with the Registrant's Form 10-Q filed on April 23, 2008)
10.18 +	Amended and Restated Senior Management Incentive Plan (incorporated by reference to the exhibit filed with the Registrant's Form 10-Q filed on July 30, 2008)
10.19 +	Form of Amendment to Employment Agreement between the Registrant and each of Ronald J. Mittelstaedt, Steven F. Bouck, Darrell W. Chambliss and Worthing F. Jackman (incorporated by reference to the exhibit filed with the Registrant's Form 10-K filed on February 10, 2009)
10.20 +	Form of Amendment to Employment Agreement between the Registrant and each of David G. Eddie, David M. Hall, Eric M. Merrill and Patrick J. Shea (incorporated by reference to the exhibit filed with the Registrant's Form 10-K filed on February 10, 2009)
10.21 +	Form of Amendment to Employment Agreement between the Registrant and James M. Little (incorporated by reference to the exhibit filed with the Registrant's Form 10-K filed on February 10, 2009)
10.22 +	Form of Amendment to Employment Agreement between the Registrant and Eric O. Hansen (incorporated by reference to the exhibit filed with the Registrant's Form 10-K filed on February 10, 2009)
10.23 +	Employment Agreement between the Registrant and Rick Wojahn, dated as of February 9, 2009 (incorporated by reference to the exhibit filed with the Registrant's Form 10-Q filed on May 8, 2009)
10.24 +	Employment Agreement between the Registrant and Scott Schreiber, dated as of February 9, 2009 (incorporated by reference to the exhibit filed with the Registrant's Form 10-Q filed on May 8, 2009)
10.25 +	Amended and Restated Compensation Plan for Independent Directors, dated January 1, 2011 (incorporated by reference to the exhibit filed with the Registrant's Form 10-K filed on February 9, 2011)
10.26 +	Employment Agreement between the Registrant and Greg Thibodeaux, dated as of July 1, 2000 (incorporated by reference to the exhibit filed with the Registrant's Form 10-K filed on February 9, 2011)
10.27 +	Form of Amendment to Employment Agreement between the Registrant and Greg Thibodeaux (incorporated by reference to the exhibit filed with the Registrant's Form 10-K filed on February 9, 2011)
10.28 +	Summary of Management Incentive Compensation Program for Eric M. Merrill (incorporated by reference to the exhibit filed with the Registrant's Form 10-Q filed on April 26, 2011)
10.29 +	Nonqualified Deferred Compensation Plan, amended and restated as of September 22, 2011 (incorporated by reference to the exhibit filed with the Registrant's Form 10-Q filed on October 19, 2011)
10.30 + *	Third Amended and Restated 2004 Equity Incentive Plan
12.1 *	Statement regarding Computation of Ratios
21.1 *	Subsidiaries of the Registrant
23.1 *	Consent of Independent Registered Public Accounting Firm

Exhibit Number	**Description of Exhibits**
24.1 *	Power of Attorney (see signature page of this Annual Report on Form 10-K)
31.1 *	Certification of Chief Executive Officer
31.2 *	Certification of Chief Financial Officer
32.1 *	Certificate of Chief Executive Officer and Chief Financial Officer
101.INS ^*	XBRL Instance Document
101.SCH ^*	XBRL Taxonomy Extension Schema Document
101.CAL ^*	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB ^*	XBRL Taxonomy Extension Labels Linkbase Document
101.PRE ^*	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF ^*	XBRL Taxonomy Extension Definition Linkbase Document

* Filed herewith.
+ Management contract or compensatory plan, contract or arrangement.
^ In accordance with Regulation S-T, the XBRL-formatted interactive data files that comprise these Exhibits shall be deemed "furnished" and not "filed."

Corporate Information

EXECUTIVE OFFICERS

Ronald J. Mittelstaedt
Chairman and Chief Executive Officer

Steven F. Bouck
President

Darrell W. Chambliss
Executive Vice President and Chief Operating Officer

Worthing F. Jackman
Executive Vice President and Chief Financial Officer

David G. Eddie
Senior Vice President and Chief Accounting Officer

David M. Hall
Senior Vice President - Sales and Marketing

James M. Little
Senior Vice President - Engineering and Disposal

Eric M. Merrill
Senior Vice President - People, Safety and Development

Matthew S. Black
Vice President and Chief Tax Officer

Eric O. Hansen
Vice President - Chief Information Officer

Jerri L. Hunt
Vice President - Employee Relations

Scott I. Schreiber
Vice President - Disposal Operations

Patrick J. Shea
Vice President, General Counsel and Secretary

Gregory Thibodeaux
Vice President - Maintenance and Fleet Management

Mary Anne Whitney
Vice President - Finance

Richard K. Wojahn
Vice President - Business Development

REGION OFFICERS

WESTERN REGION
Rob Nielsen, *Regional Vice President*
Brent Ditton, *Regional Controller*
CENTRAL REGION
Phil Rivard, *Regional Vice President*
Randy Baham, *Regional Controller*
EASTERN REGION
Chris Ruane, *Regional Vice President*
Blake Rhodes, *Regional Controller*

BOARD OF DIRECTORS

Ronald J. Mittelstaedt
Chairman and Chief Executive Officer

Robert H. Davis
Managing Partner/President
Rubber Recovery, Inc. - a scrap tire processing and recycling company

Edward E. "Ned" Guillet
Senior Vice President, Human Resources (retired)
The Gillette Company - a global consumer products company

Michael W. Harlan
President
Harlan Capital Advisors, LLC

William J. Razzouk
Chief Executive Officer
Newgistics, Inc. - a provider of intelligent order delivery and returns management solutions

STOCK MARKET INFORMATION

Waste Connections' common stock is traded on the New York Stock Exchange under the ticker symbol WCN.

ANNUAL MEETING

Stockholders are invited to attend our annual meeting of stockholders on May 18, 2012, at 10:00 a.m. at the Hyatt Market Street, 9595 Six Pines, The Woodlands, Texas 77380.

COMPANY OFFICES

Waterway Plaza Two, 4th Floor
10001 Woodloch Forest Drive
The Woodlands, TX 77380
Tel: (832) 442-2200 Fax: (832) 442-2290

TRANSFER AGENT & REGISTRAR

Wells Fargo Shareowner Services
161 North Concord Exchange
South St Paul, MN 55075
Telephone: (800) 468-9716
Web site: www.wellsfargo.com/com/shareowner_services

INVESTOR RELATIONS

Additional copies of this report, Form 10-K, the Proxy Statement or other financial information are available to stockholders without charge by contacting our Investor Relations Department at (832) 442-2200. You may also contact us by visiting the Investor Relations page on the Company's Web site at www.wasteconnections.com.

Waste Connections, Inc.

Statement of Values

Purpose

Honoring our commitments provides our stakeholders peace of mind and establishes us as the premier solid waste services company in the markets we serve. This creates a safe and rewarding environment for our employees while protecting the health and welfare of the communities we serve, thereby increasing value for our shareholders.

Operating Values

Safety

We strive to assure complete safety of our employees, our customers and the public in all of our operations. Protection from accident or injury is paramount in all we do.

Integrity

We define integrity as "saying what you will do and then doing it." We keep our promises to our customers, our employees and our stockholders. Do the right thing, at the right time, for the right reason.

Customer Service

We provide our customers the best possible service in a courteous, effective manner, showing respect for those we are fortunate to serve.

To Be a Great Place to Work

We maintain a growth culture where our employees can maximize their potential personally and professionally. Our objective is to provide an environment where people enjoy what they do and take pride in their work. We wish to embody a work hard, play harder culture.

To Be the Premier Solid Waste Services Company in the U.S.

We continue to provide superior returns, remain environmentally responsible, and continue to grow in a disciplined way, deploying resources intelligently and benefiting communities we live in. We remain a "different breed".

Vision of the Future

Our goal is to create an environment where self directed, empowered employees strive to consistently fulfill our constituent commitments and seek to create positive impacts through interactions with customers, communities, and fellow employees, always relying on our Operating Values as the foundation for our existence.